Exhibit 99.2
LIFEZONE METALS LIMITED
INTERIM REPORT
for the six months ended June 30, 2025

PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the six months ended June 30, 2025, and June 30, 2024

		Six months ended June 30
	Note	2025	2024
		$	$
Revenue	4	325,451	49,650
Cost of sales		(173,486)	(12,252)
Gross profit		151,965	37,398
Gain (loss) on foreign exchange		243,447	(60,475)
General and administrative expenses	8	(8,009,430)	(9,559,603)
Operating loss		(7,614,018)	(9,582,680)
Interest income	5	413,909	1,361,638
Fair value gain (loss) on embedded derivatives	7	14,145,000	(356,000)
Interest expense	6	(4,879,843)	(2,364,345)
Income (loss) before tax		2,065,048	(10,941,387)
Income tax	16	180,816	-
Income (loss) for the period		2,245,864	(10,941,387)

Other comprehensive income (loss):
Exchange gain (loss) on translation of foreign operations		321,958	(21,873)
Total other comprehensive income (loss) for the period		321,958	(21,873)

Total comprehensive income (loss) for the period		2,567,822	(10,963,260)
Net income (loss) for the period:
Attributable to ordinary shareholders of Lifezone Metals		2,705,578	(10,699,490)
Attributable to non-controlling interests		(459,714)	(241,897)
		2,245,864	(10,941,387)
Total comprehensive income (loss):
Attributable to ordinary shareholders of Lifezone Metals		3,027,536	(10,721,363)
Attributable to non-controlling interests		(459,714)	(241,897)
		2,567,822	(10,963,260)
Earnings (loss) per share:
Basic	26	0.03	(0.14)
Diluted	26	(0.08)	(0.14)

/s/ Ingo Hofmaier
Ingo Hofmaier Chief Financial Officer Date: August 11, 2025
See accompanying notes to Unaudited Consolidated Interim Financial Statements.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
as of June 30, 2025, and December 31, 2024

	Note	June 30, 2025	December 31, 2024
Assets		$	$
Non-current assets
Exploration and evaluation assets and mining data	15	127,431,775	117,577,523
Patents	14	674,212	674,336
Other intangible assets	14	190,752	215,484
Property and equipment	12	4,852,342	5,287,258
Right-of-use assets	12	907,001	1,239,679
Total non-current assets		134,056,082	124,994,280
Current assets
Cash and cash equivalents	9	12,512,058	29,283,942
Inventories	11	236,239	162,003
Trade and other receivables	10	1,754,268	2,115,114
Related party receivables	22	-	98,133
Total current assets		14,502,565	31,659,192
Total assets		148,558,647	156,653,472

Equity and Liabilities
Equity
Share capital	24	7,931	7,913
Share premium		185,766,808	185,070,706
Shared based payment reserve		275,917,120	275,917,120
Warrant reserves		15,017,152	15,017,257
Other reserves		67,624,251	67,732,146
Foreign currency translation reserve		306,900	(15,058)
Redemption reserve		280,808	280,808
Accumulated deficit		(451,764,823)	(454,470,401)
Total shareholders’ equity		93,156,147	89,540,491
Non-controlling interests	24	9,434,795	9,786,509
Total equity		102,590,942	99,327,000
Non-current liabilities
Lease liabilities	20	431,732	801,048
Deferred tax	16	376,804	529,018
Total non-current liabilities		808,536	1,330,066
Current liabilities
Lease liabilities	20	566,590	617,648
Trade and other payables	18	4,058,168	4,815,559
Provisions	19	3,434,062	3,434,062
Convertible debentures	21	30,373,585	26,235,808
Embedded derivatives	21	6,623,000	20,768,000
Related party payables	22	103,764	125,329
Total current liabilities		45,159,169	55,996,406
Total liabilities		45,967,705	57,326,472

Total equity and liabilities		148,558,647	156,653,472
See accompanying notes to Unaudited Consolidated Interim Financial Statements.

/s/ Ingo Hofmaier
Ingo Hofmaier
Chief Financial Officer
Date: August 11, 2025

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2025, and June 30, 2024

	Share Capital	Share Premium	Shared Based Payment Reserve	Warrant Reserves	Other Reserves[2]	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Non- controlling Interest	Total equity
At January 1, 2024 (restated1)	7,828	178,686,328	265,558,785	15,017,257	66,412,147	77,933	280,808	(408,165,162)	117,875,924	10,437,603	128,313,527
Transactions with shareholders
Issuance of ordinary shares	1	32,484	-	-	-	-	-	-	32,485	-	32,485
Glencore contribution in US Recycling LLC (restated1)	-	-	-	-	1,320,000	-	-	-	1,320,000	180,000	1,500,000
Total transactions with shareholders	1	32,484	-	-	1,320,000	-	-	-	1,352,485	180,000	1,532,485
Total loss for the period	-	-	-	-	-	-	-	(10,699,490)	(10,699,490)	(241,897)	(10,941,387)
Total other comprehensive loss	-	-	-	-	-	(21,873)	-	-	(21,873)	-	(21,873)
At June 30, 2024 (restated1)	7,829	178,718,812	265,558,785	15,017,257	67,732,147	56,060	280,808	(418,864,652)	108,507,046	10,375,706	118,882,752

At January 1, 2025	7,913	185,070,706	275,917,120	15,017,257	67,732,146	(15,058)	280,808	(454,470,401)	89,540,491	9,786,509	99,327,000
Transactions with shareholders
Issuance of shares to debenture holders	18	713,572	-	-	-	-	-	-	713,590	-	713,590
Issuance or cancellation of ordinary shares	-	(17,470)	-	(105)	105	-	-	-	(17,470)	-	(17,470)
Equity contribution in US Recycling LLC	-	-	-	-	(108,000)	-	-	-	(108,000)	108,000	-
Total transactions with shareholders	18	696,102	-	(105)	(107,895)	-	-	-	588,120	108,000	696,120
Total income ( loss) for the period	-	-	-	-	-	-	-	2,705,578	2,705,578	(459,714)	2,245,864
Total other comprehensive income	-	-	-	-	-	321,958	-	-	321,958	-	321,958
At June 30, 2025	7,931	185,766,808	275,917,120	15,017,152	67,624,251	306,900	280,808	(451,764,823)	93,156,147	9,434,795	102,590,942
1 Refer to Note 2.8

2 Other reserves include the result of transactions with non-controlling interest that do not result in a loss of control, changes in warrant reserves and share-based payments as a result of the Business Combination.
See accompanying notes to Unaudited Consolidated Interim Financial Statements.

UNAUDITED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
for the six months ended June 30, 2025, and June 30, 2024

	Note	June 30, 2025	June 30, 2024
			As restated
		$	$
Cash flows from operating activities
Income (loss) for period		2,245,864	(10,941,387)
Adjustments for:
Share based compensation expense	25	-	32,457
Interest income	5	(413,909)	(1,361,638)
Amortization of intangibles	14	67,919	90,248
Foreign exchange (gain) loss		(230,968)	20,138
(Gain) loss of disposal on property and equipment		-	3,377
Provision for VAT receivable	10	470,263	839,758
Impairment of deposit	10	400,000	-
Interest expense	6	4,879,843	2,364,345
Fair value change in embedded derivative	7	(14,145,000)	356,000
Depreciation of property and equipment and right-of-use assets	12	630,741	835,514
Tax paid on behalf of grantee on vesting of RSUs		(18,624)	-
Income tax expense		(180,816)	-
Operating loss before working capital changes		(6,294,687)	(7,761,188)
Changes in trade and other receivables		(221,430)	(154,886)
Changes in related party receivables		98,133	945,913
Changes in inventories		(94,052)	(200,968)
Changes in related party payables		(21,565)	(88,298)
Changes in trade and other payables		(177,889)	(3,211,297)
Net cash used in operating activities		(6,711,490)	(10,470,724)
Cash flows from investing activities
Interest received from bank	5	413,909	1,361,638
Patent costs incurred	14	(43,064)	(72,039)
Expenditure on property and equipment	12	(15,539)	(82,674)
Investment in exploration and evaluation assets		(10,183,006)	(25,823,248)
Net cash used in investing activities		(9,827,700)	(24,616,323)
Cash flows from financing activities
Issue of share capital		-	1
Proceeds from exercise of warrants		1,150	-
Proceeds from issuance of debentures, net of OID	21	-	49,250,000
Payment of debenture interest	21	-	(1,203,515)
Payment of lease liabilities	20	(287,314)	(316,090)
Proceeds from non-controlling interests		-	1,500,000
Net cash (used in) provided by financing activities		(286,164)	49,230,396
Net (decrease) increase in cash and cash equivalents		(16,825,354)	14,143,349
Cash and cash equivalents
Effect of exchange rate changes on cash & cash equivalents		53,470	(42,011)
Beginning of period		29,283,942	49,391,627
End of period		12,512,058	63,492,965
See accompanying notes to Unaudited Consolidated Interim Financial Statements.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
1. Corporate and Group information
1.1. General information
Lifezone Metals Limited ("Lifezone Metals") is a limited company incorporated and domiciled in the Isle of Man, whose ordinary shares are publicly traded on the New York Stock Exchange ("NYSE") under the trading symbol "LZM". Lifezone Metals' warrants trade on the NYSE under the symbol "LZMW".
Lifezone Metals' registered office is located at 2nd Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man.
The unaudited consolidated interim financial statements of Lifezone Metals for the six months ended June 30, 2025, were authorized for release in accordance with a resolution of the Directors of Lifezone Metals on August 11, 2025.
1.2. Business overview
Lifezone Metals' together with all of its subsidiaries (“Lifezone”) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

The Kabanga Nickel Project in Tanzania is our flagship project and is considered to be one of the world's largest and highest-grade development-ready nickel sulfide deposits. It is a well-advanced project with more than $420 million invested by Lifezone Metals and previous stakeholders. The Kabanga Nickel Project represents an opportunity to develop a large-scale, long-life, high-grade nickel, copper and cobalt Mineral Reserve with robust economics, with a well laid out development path backed by an experienced technical and management team.

We released the Initial Assessment in the first half of 2025, followed by the Feasibility Study (“FS”) on July 18, 2025 and marking a significant and historic milestone in the nearly five-decade journey of the Kabanga Nickel Project. The FS outlines a development plan for the Kabanga Nickel Project, focused on the construction and operation of a 3.4 million tonnes per annum underground mine and concentrator. The economic results highlight the project’s potential to deliver attractive returns over a long life, supported by high-grade Mineral Reserve and Resources and a low-cost operating profile. The proposed hydrometallurgical refinery at Kahama, located in the Buzwagi Special Economic Zone, remains an important strategic component of Lifezone’s vertically integrated development plan, although it was not included in the scope of the FS. Our partnership with the Government of Tanzania has been instrumental in advancing the project, and Lifezone remains aligned in our commitment to responsible development and long-term value creation

Through our US-based recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover Platinum Group Metals ("PGM") from responsibly sourced spent Automotive Catalytic Converters ("Autocats"). Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals.

1.3. Hydromet Technology overview
Lifezone’s Hydromet Technology is amenable to processing and refining metals from sulfide minerals containing nickel, copper, cobalt, platinum, palladium, rhodium and gold. As of June 30, 2025, Lifezone holds 181 patents and has 80 additional applications in progress in a total of 93 countries relating to Lifezone’s suite of Hydromet Technology and associated processes. These are categorized into six key technology families of principal patents.

Compared to traditional pyrometallurgical smelting and refining technologies, Lifezone’s Hydromet Technology is expected to produce less carbon dioxide emissions per ton of metal produced and zero sulfur dioxide emissions, be more capital and operating cost efficient, have faster processing times and enable fully traceable refined metals to enable enhanced supply chain transparency.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

On July 18, 2023, Lifezone acquired The Simulus Group Pty Limited (“Simulus”), a leading hydrometallurgical laboratory and engineering company located in Perth, Australia. Prior to the acquisition, Simulus generated revenue by providing external hydrometallurgical test work and engineering services to a broad range of clients in the mining industry, including Lifezone. As of June 30, 2025, the primary activity at the Simulus laboratory has been the construction and operation of two Hydromet pilot plants at its premises in Perth for our two core commercial projects, the Kabanga Nickel Project and the recycling of PGMs from Autocats in the United States. As these projects move into the next stages of development, we expect a reduction in the demand for Simulus's service for these internal projects. Consequently, the business will be proactively pursuing new third-party clients to provide revenue-generating bespoke test work and engineering services for external clients.

Lifezone is focused on commercializing its Hydromet Technology across the metals and mining industry. Research and development are continuous alongside the broadening of Lifezone’s intellectual property portfolio through applications for additional patents to be applied to new opportunities in other metal groups and deposit types. Lifezone seeks to ensure that its proprietary Hydromet Technology remains secure through patent applications.

1.4. Kabanga Nickel Project
Lifezone’s primary metals asset is the Kabanga deposit in north-west Tanzania. Approximately 340 kilometers away from Kabanga, in Kahama, a hydrometallurgical refinery is anticipated to be constructed to unlock a new source of fully traceable, mine to market battery-grade nickel and cobalt sulfate products and London Metal Exchange Grade copper cathode to empower Tanzania to achieve full in-country value creation. The refinery is expected to be located at a brownfield site in Kahama with existing infrastructure, a trained workforce and nearby rail, roads and airstrip.

In October 2021, Special Mining License (“SML”) was issued by the government of Tanzania for the Kabanga deposit area. Subsequently, in March 2024, a Refining License was issued at the proposed refinery location in Kahama. The Government of Tanzania is a 16% shareholder in the Kabanga Nickel Project with a non-dilutable interest via its holding in Tembo Nickel Corporation Limited (“TNCL”). As of June 30, 2025, the remaining 84% in TNCL was owned by Kabanga Nickel Limited (“KNL”), whose shareholders were Lifezone (83%) and BHP Billiton (UK) DDS Ltd (“BHP”) (17%).

On July 18, 2025 Lifezone entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. As a result of the transaction Lifezone now owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement (the equity option agreement dated October 14, 2022, as amended on February 8, 2023, entered into between BHP, LZL and KNL, pursuant to which BHP had the option to consummate a further investment in KNL, subject to certain conditions being satisfied), are terminated. Lifezone has assumed full control of 100% of the offtake from the Kabanga Nickel Project. As consideration, a fixed cash payment of $10 million is payable by Lifezone within 30 days after the earlier of: (i) 12 months after the Final Investment Decision at Kabanga; or (ii) once Lifezone has raised $250 million in aggregate funding (whether through equity, debt or alternative sources). A second deferred cash payment is payable within 30 days after the period of 12 months following the achievement of first commercial production. This amount is indexed to Lifezone’s share price performance, with a reference share price of $4.16 per share and a reference amount of $28 million. The maximum amount of total consideration payable by Lifezone is limited to $83 million, or reduced to $75 million if a Resettlement Action Plan ("RAP") Trigger Event occurs.

On July 18, 2025 the Feasibility Study for the Kabanga Nickel Project was released and is a major milestone in the advancement of the Kabanga Nickel Project. The Feasibility Study builds on the foundation established by the Initial Assessment and focuses on the initial development phase of Kabanga, which includes a 3.4 million tonnes per annum mechanized underground mine, concentrator, tailings storage facility and supporting infrastructure. Please refer to Management Discussion and Analysis for further details on the Initial Assessment and the Feasibility Study for the Kabanga Nickel Project.
With the release of the Feasibility Study, Lifezone’s Board of Directors has directed management to commence the execution readiness phase, including the project financing process leading to a Final Investment Decision, and to begin early works and infrastructure development. During this execution readiness phase, Lifezone will advance pending permitting, remaining approvals and commercial tenders, while finalizing technical work to support critical path

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

construction activities. A diversified funding strategy is underway, and discussions are ongoing with strategic investors, off-takers of concentrate and lenders. Kabanga’s strong economics and alignment with global critical minerals priorities positions it well for sustainable financing.

1.5. Platinum, palladium and rhodium recycling project in the United States
Lifezone’s Hydromet Technology intellectual property was initially developed from test work on PGM mineral concentrates, and the first test work and scoping study was undertaken in 2014 to demonstrate the successful recovery of PGMs from spent automotive catalytic converters. Today, more than 20% of the global PGM supply is derived from the secondary autocat recycling market.
Recycling is expected to play an important role as an alternative supply of critical metals. However, current recycling practices, involving conventional smelting and refining, compound the carbon dioxide emissions intensity of metal units. Through the application of its Hydromet Technology, Lifezone intends to break this energy-intensive and pollutive recycling chain by providing a cleaner, lower emissions and responsibly sourced recycling solution.
In partnership with Glencore, a major and diversified participant in global commodities, Lifezone is evaluating the design and construction of a commercial-scale hydromet PGM recycling facility in the United States to recycle PGMs from autocat material.
In January 2024, Lifezone and Glencore each funded $1.5 million into a newly established US Lifezone group entity, Lifezone Recycling US, LLC, with proceeds designated towards the pilot program. In May 2025, Lifezone invested a further $2 million into Lifezone Recycling US, LLC towards completion of the pilot testwork program and a feasibility study aiming to demonstrate the effectiveness of Lifezone’s Hydromet Technology to recover and refine PGMs from Autocats and will inform Glencore and Lifezone’s final investment decision to construct the first hydromet PGM recycling facility in the US. The feasibility study is expected to be completed in the second half of 2025. As at June 30, 2025 Glencore holds approximately 5.56% (June 30, 2024: 6%) interest in Lifezone Recycling US, LLC.
2. Basis of preparation, material accounting policies and estimates
2.1. Basis of preparation
Lifezone’s unaudited consolidated interim financial statements for the six months ended June 30, 2025, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. dollars (“USD” or “$”).
These unaudited consolidated interim financial statements should be read in conjunction with Lifezone Metals' audited consolidated financial statements contained on its Form 20-F for the year ended December 31, 2024, as some disclosures from the annual consolidated financial statements have been condensed or omitted.
These unaudited consolidated interim financial statements incorporate the financial statements of Lifezone Metals and its controlled subsidiaries as of June 30, 2025. Control exists when the Lifezone has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The unaudited consolidated interim financial statements include the accounts of Lifezone Metals and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.
The information furnished herein reflects all normal recurring entries, that are in the opinion of management, necessary for a fair statement of the results for the interim periods reported.
Operating results for the six months ended June 30, 2025, are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

The unaudited consolidated interim financial statements have been prepared on a historical cost basis unless otherwise stated.
2.2. Going concern
The management of Lifezone has assessed the going concern assumptions of Lifezone during the preparation of these unaudited consolidated interim financial statements. For the six months ended June 30, 2025 Lifezone's income was $2.25 million (six months ended June 30, 2024: loss of $10.94 million) and accumulated losses at June 30, 2025 was $451.8 million (December 31, 2024: $454.5 million).
As of June 30, 2025, Lifezone had consolidated cash and cash equivalents of $12.5 million, a decrease of $16.8 million from $29.3 million as of December 31, 2024. The net cash used in operating activities for the six months ended June 30, 2025 was $6.7 million (June 30, 2024: $10.5 million).
The unaudited consolidated interim financial statements have been prepared on a going concern basis which contemplates the continuity of normal business activities, the realization of assets and discharge of liabilities in the ordinary course of business. Lifezone has not generated significant revenues from operations and, as common with many exploration-stage mining companies, Lifezone raises financing for its exploration, study and research and development activities in discrete tranches. As of June 30, 2025 Lifezone has net current liabilities of $30.66 million and based on Lifezone’s current and anticipated liquidity and funding requirements, Lifezone will need additional capital in the near future to fund its corporate expenditure, operations and project developments. In the event Lifezone issues additional equity in the future, shareholders could face significant dilution in their holdings.
Lifezone’s future operating losses and capital requirements may vary materially from those currently planned and will depend on many factors including Lifezone’s growth rate, the execution of various growth projects, and the demand for the Hydromet Technology, exploration and evaluation cost and capital costs in relation to the Kabanga Nickel Project, and the demand and prices for the minerals we envision extracting in our Metals Extraction business and as well as for Lifezone’s working capital requirements.
To finance the development of the Kabanga Nickel Project, Lifezone is pursuing a diversified funding strategy potentially including equity offerings, strategic partnerships, mezzanine funding and bridge and project-level debt. Active discussions are ongoing with offtake partners, financial and strategic investors, development finance institutions and commercial lenders. On August 8, 2025 Kabanga Nickel Limited entered into a $60 million senior secured bridge loan facility agreement with Taurus Mining Finance Fund No. 2 L.P., ("Taurus") acting as mandated lead arranger and agent. The facility will support the advancement of the Kabanga Nickel Project by funding the development of critical early-stage work and infrastructure as the company moves towards securing long-term project financing. Please refer to Note 29 for further details on this facility.

Additionally, Lifezone may receive the proceeds from any exercise of any Warrants in cash. Each Lifezone warrant represents the right to purchase one ordinary Lifezone share at a price of $11.50 per share in cash. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of our Lifezone ordinary shares. On June 30, 2025, the market price of one ordinary share of Lifezone Metals was $4.12. When the market price of Lifezone ordinary shares is less than $11.50 per share (i.e., the warrants are “out of the money”), we believe warrant holders will be unlikely to exercise their warrants. If all the warrants are exercised, an additional 14,391,050 Lifezone ordinary shares would be outstanding.

In the event that Lifezone is unable to secure sufficient funding, it may not be able to fully develop its projects, and this may have a consequential impact on the carrying value of the related exploration and evaluation assets and the investment in its subsidiaries as well as the going concern status of Lifezone. Given the nature of Lifezone’s current activities, it will remain dependent on equity, mezzanine, alternative or debt funding or monetizing the offtake from the Kabanga Nickel Project until such time as the Lifezone becomes self-financing from the commercial production of metals and minerals and royalties received from intellectual property rights linked to its Hydromet Technology. To the extent that Lifezone foresees increasing financing risks, jeopardizing the existence of Lifezone, Lifezone can accelerate a reduction of costs and aim for smaller, more targeted capital raises.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

As the proceeds from the senior secured bridge loan facility agreement with Taurus, entered into on August 8, 2025, are specifically allocated for the development of the Kabanga Nickel Project within our Metal Extraction segment, we anticipate that our cash and cash equivalents of $12.5 million as of June 30, 2025, will be insufficient to fund our operating and other expenses in the IP and Corporate segments over the next 12 months and we expect to require additional funding by February 2026. Our future viability is dependent on our ability to raise additional capital to fund corporate working capital expenditure, existing project developments, new projects and acquisitions and to fund operations. The situation gives rise to a substantial doubt about our ability to continue as a going concern, as there can be no assurance Lifezone will be able to raise required financing through a combination of equity offerings, debt financings, collaborations, strategic alliances, off-take agreements and/or licensing arrangements in the future. Notwithstanding this substantial doubt, the directors of Lifezone consider it appropriate to prepare the financial statements on a going concern basis as they believe that Lifezone will be able to raise further funding over the next 12 months. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that may be necessary in the event that Lifezone was unable to continue as a going concern.

2.3. Accounting pronouncements
The accounting policies adopted in the preparation of the unaudited consolidated interim financial statements are consistent with those followed in the preparation of the annual consolidated financial statements of Lifezone Metals for the year ended December 31, 2024, except for the adoption of new standards effective as of January 1, 2025.
Lifezone has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.
The following amendment applies for the first time in 2025, but does not have an impact on the unaudited consolidated interim financial statements of Lifezone:
•Lack of Exchangeability (Amendments to IAS 21) - The amendment provides guidance for entities to apply a consistent approach to the assessment of whether a currency is exchangeable at the measurement date and for a specific purpose, and if not, the determination of the exchange rate to be used for measurement purposes and the disclosures to be provided in their financial statements. A currency is exchangeable when there is the possibility of exchanging it for another currency, with normal administrative delays, and the transaction occurs through markets or exchange mechanisms that create enforceable rights and obligations. The amendment is effective for annual reporting periods beginning on or after January 1, 2025.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. The standards and interpretations that are issued, but are not yet effective, up to the date of issuance of the Lifezone’s financial statements that Lifezone reasonably expects may have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below.
•Amendments to the Classification and Measurement and Impairment of Financial Instruments (Amendments to IFRS 9 and IFRS 7) - applies from January 1, 2026
•IFRS 18 Presentation and Disclosure in Financial Statements - applies from January 1, 2027
•IFRS 19 Subsidiaries without Public Accountability: Disclosures - applies from January 1, 2027
Lifezone is currently assessing the effect of these new accounting standards and amendments.
2.4. Basis of consolidation

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

The unaudited consolidated interim financial statements comprise the financial statements of Lifezone Metals and its controlled subsidiaries. Consolidation of a subsidiary begins when Lifezone obtains control over the subsidiary and ceases when Lifezone loses control of the subsidiary.
Profit or loss and each component of other comprehensive income are attributed to the equity holders of Lifezone Metals as the parent entity of Lifezone and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with Lifezone’s accounting policies. All intra-group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of Lifezone are eliminated on full consolidation.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If Lifezone loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest, and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.
Lifezone attributes total comprehensive income or loss of subsidiaries between the owners of Lifezone Metals as the parent entity and the non-controlling interests based on their respective ownership interests. The unaudited consolidated interim financial statements comprise the financial statements as of June 30, 2025, of the following subsidiaries.

	Principal activities	Country of incorporation	Percentage (%)
Name of subsidiary			Ownership June 30, 2025	Ownership December 31, 2024
Lifezone Holdings Limited	Holding company	Isle of Man	100.0%	100.0%
Lifezone Limited	Holding company	Isle of Man	100.0%	100.0%
Lifezone US Holdings Limited	Holding company	United Kingdom	100.0%	100.0%
Lifezone Holdings US, LLC	Holding company	United State of America	100.0%	100.0%
Lifezone Services US, LLC	Service company	United State of America	100.0%	100.0%
Lifezone Recycling US, LLC[1]	Recycling	United State of America	94.4%	94.0%
LZ Services Limited	Service company	United Kingdom	100.0%	100.0%
Kabanga Holdings Limited	Holding company	Cayman Islands	83.0%	83.0%
Kabanga Nickel Company Limited	Holding company	Tanzania	83.0%	83.0%
Kabanga Nickel Limited	Holding company	United Kingdom	83.0%	83.0%
Kagera Mining Company Limited	Mining	Tanzania	83.0%	83.0%
Lifezone Asia-Pacific Pty Ltd	Service company	Australia	100.0%	100.0%
The Simulus Group Pty Limited	Holding company	Australia	100.0%	100.0%
Simulus Pty Limited	Laboratory and Engineering	Australia	100.0%	100.0%
Romanex International Limited	Holding company	Canada	83.0%	83.0%
Tembo Nickel Corporation Limited	Mining	Tanzania	69.7%	69.7%
Tembo Nickel Mining Company Limited	Mining	Tanzania	69.7%	69.7%
Tembo Nickel Refining Company Limited	Refining	Tanzania	69.7%	69.7%
1In May 2025, Lifezone funded $2 million into Lifezone Recycling US, LLC resulting in a change in its ownership from 94% to 94.4%. Please refer to Note 1 for more details.
2.5. Foreign Private Issuer status
Given that Lifezone Metals is incorporated in the Isle of Man, it is considered a Foreign Private Issuer (“FPI”) under the securities laws of the U.S. and the rules of the NYSE.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

In our capacity as an FPI, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. NYSE listing rules include certain accommodations in the corporate governance requirements that allow FPI, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of NYSE.
FPIs may prepare their financial statements using US GAAP; or IFRS pursuant to Regulation S-X Rule 4-01(a)(2). In the case of FPIs that use the English-language version of IFRS as issued by the International Accounting Standards Board, or IASB IFRS, no reconciliation to US GAAP is needed.
We may take advantage of these exemptions until such time as we are no longer an FPI. We are required to determine our status as an FPI on an annual basis at the end of each second fiscal quarter.
We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances apply:
1.the majority of our executive officers or directors are United States citizens or residents.
2.more than 50% of our assets are located in the United States or
3.our business is administered principally in the United States.
If we lose our FPI status we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for FPIs.
FPI status requires implementing procedures and processes to address public company regulatory requirements and customary practices.
2.6. Emerging Growth Company status
We are an Emerging Growth Company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the (“JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. This includes, but is not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act” or “SOX”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We will continue to qualify as an EGC until the earliest to occur of:
1.the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every 5 years by the SEC or more;
2.the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the Securities Act;
3.the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or
4.the date on which we are deemed to be a “Large Accelerated Filer”, as defined in Exchange Act Rule 12b-2. Lifezone would become a Large Accelerated Filer if Lifezone has a public float of greater than $700.0 million, has

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

been filing periodic reports for at least 12 months, has previously filed at least one annual report, and is not a smaller reporting company.
Section 103 of the JOBS Act provides that an EGC is not required to comply with the requirement to provide an auditor’s report on ICFR under Section 404(b) of the Sarbanes-Oxley Act. An EGC still has to perform management’s assessment of internal control over financial reporting (SOX 404(a)) and the disclosure requirement of Item 308(a) of Regulation S-K).
2.7. Significant accounting judgements, estimates and assumptions
The preparation of Lifezone’s unaudited consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, including contingent assets and liabilities, and the accompanying disclosures. Actual results may differ from these estimates and uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in the future period.
The judgements, estimates and assumptions applied in these unaudited consolidated interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in Lifezone’s latest annual consolidated financial statements for the year ended December 31, 2024.
2.8 Restatement of prior period unaudited consolidated interim financial statements
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, management identified misstatements in our previously issued annual and interim consolidated financial statements. Management has assessed the materiality of the misstatements on prior period financial statements in accordance with the SEC Staff Accounting Bulletin (“SAB”) 99, Materiality and concluded that the corrections are considered immaterial as they did not have any impact on the income statement, loss per share, assets, liabilities and total equity in any of the prior periods. However, in accordance with IAS 8 the prior period financial statements have been restated. These restatements affect the consolidated statement of changes in equity, the consolidated statement of cash flows, and the segment reporting for the six months ended June 30, 2024, as presented in these financial statements.
Unaudited Consolidated Interim Statement of Changes in Equity
Management identified errors relating to the accounting of the investment by BHP in 2022 in KNL and investment by Glencore in Lifezone Recycling US, LLC in 2024.
On December 24, 2021, BHP invested $10 million in Lifezone Limited ("LZL") and on the same day, KNL entered into the T1A Loan Agreement relating to a $40 million convertible loan agreement with BHP and LZL; and BHP entered into the Lifezone Subscription Agreement in relation to the Kabanga Nickel Project. Following the conversion of the convertible loan on July 1, 2022, BHP held an 8.9% interest in KNL, reflected within Non-Controlling Interest ("NCI").

On October 14, 2022, BHP committed to invest a further $50 million in KNL in the form of equity under the T1B Subscription Agreement, the completion of which was subject to certain conditions. As at December 31, 2022, KNL assessed that all relevant closing conditions were substantially satisfied bringing BHP’s interest in KNL from 8.9% to 17%. Associated with this transaction, KNL paid $2.5 million equity issuance cost, with the liability to an investment bank accounted for as a payable in 2022.

At the time of the transaction, the $50 million and $40 million received by Lifezone was recorded as an increase to NCI (net of transaction costs) in the consolidated financial statements. However, this accounting treatment for NCI in the group financial statements was not in accordance with the correct guidance as outlined under Paragraph B96 of IFRS 10 – Consolidated Financial Statements. Previously, Lifezone attributed the entire consideration received from BHP to NCI, resulting in an overstatement of the NCI balance and an understatement of total shareholders’ equity.

The correct approach under IFRS 10 requires that the increase in NCI reflects only the share of the net assets of the KNL Group attributable to BHP, in this case the 17% share as December 31, 2022. IFRS 10 Paragraph B96 stipulates

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

that when the proportion of the equity held by NCI changes, the carrying amounts of both the controlling and non-controlling interests should be adjusted to reflect the change in relative interests. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received should be recognized directly in equity, attributable to the parent’s owners.

Accordingly, Lifezone has restated its NCI and Other Reserves in the Consolidated Statement of Changes in Equity for the six months ended June 30, 2024. The restatement had the effect of reducing NCI by $73.23 million and increasing other reserves by $73.23 million. The restatement had no impact on the consolidated statement of loss, loss per share, consolidated assets, liabilities and the statement of consolidated cash flows for any period.

Management also identified an error in the accounting of the $1.5 million contribution by Glencore in January 2024. The impact of correcting the error was a reduction in other reserves by $180,000 and an increase in NCI by $180,000. The restatement had no impact on the consolidated statement of loss, loss per share, consolidated assets, liabilities and the statement of consolidated cash flows for any period.

The following tables present the effects of correcting this error on Lifezone's financial statements as of June 30, 2024:

	Lifezone Equity as previously reported as of June 30, 2024	Impact of correction of the error in relation to BHP investment	Impact of correction of the error in relation to Glencore investment	Lifezone Equity restated as of June 30, 2024
	$	$	$	$
Equity
Share capital	7,829	-	-	7,829
Share premium	178,718,812	-	-	178,718,812
Shared based payment reserve	265,558,785	-	-	265,558,785
Warrant reserves	15,017,257	-	-	15,017,257
Other reserves	(5,314,302)	73,226,449	(180,000)	67,732,147
Foreign currency translation reserve	56,060	-	-	56,060
Redemption reserve	280,808	-	-	280,808
Accumulated deficit	(418,864,652)	-	-	(418,864,652)
Total shareholders’ equity	35,460,597	73,226,449	(180,000)	108,507,046
Non-controlling interests	83,422,155	(73,226,449)	180,000	10,375,706
Total equity	118,882,752	-	-	118,882,752

Unaudited Consolidated Interim Statement of Cash Flows
Lifezone has restated the starting point of the cash flow statement from total comprehensive loss for the six months ended June 30, 2024 to loss for the six months ended June 30, 2024 as required by IAS 7 'Statement of Cash Flows'. Further, in accordance with IAS 7, Lifezone has reclassified certain working capital movements related to the Kabanga Nickel Project from cash flows from operating activities to cash flows from investing activities to better reflect the economic nature of those activities. The following tables present the effects of correcting this error on cash used in

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

operating and investing activities for the six months ended June 30, 2024. As shown in the table below there was no impact on cash flow from financing activities or net increase in cash and cash equivalents:

	As previously reported for the six months ended June 30, 2024	Impact of correction of error	As restated for the six months ended June 30, 2024
	$	$	$

Cash used in operating activities	(8,336,912)	(2,133,812)	(10,470,724)
Cash used in investing activities	(26,750,135)	2,133,812	(24,616,323)
Cash flow from financing activities	49,230,396	-	49,230,396
Net increase in cash and cash equivalents	14,143,349	-	14,143,349
Segment information
Management identified errors in the segment information previously presented for the six months ended June 30, 2024. These errors primarily resulted from the misallocation of certain subsidiaries and business activities to incorrect operating segments, as well as a failure to appropriately eliminate intra-segment transactions. The underlying causes of these errors were attributed to human error and oversight in the segment reporting and consolidation processes.
As a result, previously reported segment revenues, expenses, and measures of profit were misstated. Lifezone has corrected these errors by restating the comparative segment information to reflect the appropriate allocation of entities and elimination of intra-segment transactions. These adjustments did not impact the consolidated statements of financial position, comprehensive income, or cash flows for any periods presented. Management has implemented additional controls and procedures to help prevent similar errors in the future.
3. Segment information
For management purposes, Lifezone is organized into business units based on the main types of activities and has three reportable operating segments, as follows:
•Metals Extraction;
•Intellectual Property (“IP”); and
•Corporate
The Metals Extraction segment of the business consists of Lifezone’s interest in KNL, comprising the Kabanga Nickel Project in Tanzania. The IP segment comprises patents held and managed by Lifezone Limited, a team of highly skilled engineers, scientists and technicians based in Lifezone’s Simulus hydromet laboratory based in Perth, a strategic partnership with Sedibelo Resources Limited ("SRL") and Industrial Development Corporation ("IDC") regarding the development of the potential Kell-Sedibelo-Lifezone Refinery and the agreement between Lifezone and Glencore to recycle PGM in the United States.

The Chief Executive Officer ensures that the corporate strategy determined by the board is being implemented. He manages Lifezone on a day-to-day basis, monitors and reports on the operating results of the business units for the purpose of making decisions about resource allocation and performance assessment and act as Lifezone’s Chief Operating Decision Maker. Segment performance is evaluated based on cash flows and operating profit or loss before taxes.

Lifezone’s financing and treasury operations are centrally managed at the group level. These activities, along with other group-related functions, are reported under Corporate. Additionally, Corporate includes the provision of management services to the operating segments.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

Each of these operating segments is managed separately as each requires different technological expertise, marketing approaches and other resources. All inter-segment transfers are carried out at arm’s length, under terms comparable to transactions with third parties.

Inter-segment eliminations and transactions are identified separately, and the combined segments’ information is reconciled to the Statement of Financial Position and Statement of Comprehensive Income. Inter-segment revenues are eliminated upon consolidation and reflected in the "Inter-segment eliminations" column.

The results for the six months ending June 30, 2025, and June 30, 2024, respectively are shown below.

	Intellectual Property	Metals Extraction	Corporate	Inter-Segment eliminations	Total
	$	$	$	$	$
For the six months ended June 30, 2025
Revenue	651,939	-	2,624,729	(2,951,217)	325,451
Cost of Sales	(173,486)	-	(2,386,271)	2,386,271	(173,486)
Gain (loss) on foreign exchange	534,966	(284,430)	(7,089)	-	243,447
General and administrative expenses	(1,901,367)	(1,396,500)	(5,053,193)	1,040,290	(7,310,770)
Depreciation and amortization	(668,655)	(11,383)	(18,622)	-	(698,660)
Interest income	2,407,452	10	389,656	(2,383,209)	413,909
Fair value gain on embedded derivatives	-	-	14,145,000	-	14,145,000
Interest expense	(11,655)	(13,448)	(4,854,740)	-	(4,879,843)
Income (loss) for the period	839,194	(1,705,751)	4,839,470	(1,907,865)	2,065,048

As at June 30, 2025
Segment assets	109,648,078	135,680,916	141,812,629	(238,582,976)	148,558,647
Segment liabilities	1,363,865	78,496,727	49,252,073	(83,144,960)	45,967,705

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

	Intellectual Property	Metals Extraction	Corporate	Inter-Segment eliminations	Total
	$	$	$	$	$
For the six months ended June 30, 2024 (As restated1)
Revenue	471,278	-	2,924,581	(3,346,209)	49,650
Cost of Sales	(205,621)	-	-	193,369	(12,252)
Gain (loss) on foreign exchange	(151,973)	100,316	(8,818)	-	(60,475)
General and administrative expenses	(2,998,981)	(858,172)	(7,980,534)	3,113,598	(8,724,089)
Depreciation and amortization	(662,740)	(129,454)	(43,320)	-	(835,514)
Interest income	832,426	407	1,065,449	(536,644)	1,361,638
Fair value gain on embedded derivatives	-	-	(356,000)	-	(356,000)
Interest expense	(14,211)	(174,351)	(2,175,783)	-	(2,364,345)
Loss for the period	(2,729,822)	(1,061,254)	(6,574,425)	(575,886)	(10,941,387)

As at December 31, 2024
Segment assets	7,185,012	123,400,083	92,982,474	(66,914,097)	156,653,472
Segment liabilities	3,792,443	64,496,247	58,389,664	(69,351,882)	57,326,472
1Amounts for the six months ended June 30, 2024 have been restated from previously reported numbers due to identification of errors in previously reported numbers. Please refer to Note 2.8 for further details.
All of the revenue from external customers is generated in Australia for the six months ended June 30, 2025 and 2024. As at June 30, 2025 Lifezone had non-current assets of $134,056,082 (December 31 2024: $124,994,280) of which $129,682,274 (December 31 2024: $120,092,503) related to the Kabanga Nickel Project in Tanzania, $3,646,760 (December 31 2024: $4,222,057) related to Australia and $727,048 (December 31 2024: $679,720) to the United Kingdom and United States.
4. Revenue

	Six months ended June 30,
	2025	2024
	$	$
Revenue from customers	325,451	49,650
	325,451	49,650
Revenue is attributed to technical and laboratory services provided by Simulus to third-party customers.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
5. Interest income

	Six months ended June 30,
	2025	2024
	$	$
Interest on bank deposits	413,909	1,361,638
	413,909	1,361,638
Lifezone manages interest generating opportunities through its corporate treasury operations by investing group cash in the Secured Overnight Financing Rate (“SOFR”) or term deposit facilities provided by its two primary international banking partners.
6. Interest expense

		Six months ended June 30,
	Note	2025	2024
		$	$
Debenture interest	21	4,851,367	2,170,468
Interest accretion on deferred consideration	23	-	157,999
Interest accretion on lease liability	20	26,954	35,005
Other interest expenses		1,522	873
Total interest expense		4,879,843	2,364,345
Debenture interest relates to interest accrued on the debt portion of the convertible debentures as disclosed in Note 21.
Interest accretion on deferred consideration liability relates to the acquisition of the Kabanga Nickel Project from Barrick and Glencore in 2019. Please refer to Note 23 for further details.
Interest on lease liability relates to long term leases of office and warehouse premises in Tanzania and Australia as disclosed in Note 20.
7. Fair value gain (loss) on embedded derivatives

	Six months ended June 30,
	2025	2024
	$	$
Fair value gain (loss) on embedded derivatives	14,145,000	(356,000)
	14,145,000	(356,000)
On June 30, 2025, the embedded derivative liability component of the convertible debentures as disclosed in detail in Note 21, was reassessed to be $6,623,000 compared to $20,768,000 as at December 31, 2024. The decrease of $14,145,000 is largely due to the fall in the price of Lifezone Metals share during the six months ended June 30, 2025 which has reduced the likelihood that debenture holders will exercise their option to convert debentures into ordinary shares of Lifezone at the conversion price of $8.00 per share. The resulting $14,145,000 fair value decrease was recognized as a gain in the consolidated interim statement of comprehensive income (loss).

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
8. General and administrative expenses

		Six months ended June 30,
	Note	2025	2024
		$	$
Wages & employee benefits		2,012,451	1,917,963
Consultancy fees		1,033,921	1,336,019
Professional & legal fees		988,210	1,650,061
Directors' fees		341,283	360,984
Depreciation of property and equipment		476,142	577,062
Depreciation of right of use asset	12	154,599	169,457
Amortization of intangible assets	14	67,919	90,247
Provision for VAT receivables	10	470,263	839,758
Impairment of deposit	10	400,000	-
Share based payments expense	25	-	32,457
Travel		109,826	251,306
Audit & accountancy fees		417,772	130,976
Insurance		590,283	911,013
Rent		216,014	226,332
Laboratory costs		255,015	638,822
Other administrative expenses		475,732	427,146
Total general and administrative expenses		8,009,430	9,559,603
Lifezone capitalizes exploration and evaluation costs related to the Kabanga Nickel Project to exploration and evaluation assets. Capitalized exploration and evaluation expenditure includes a wide range of exploration, evaluation and study related costs, including general, administrative and financing costs that are related to the Kabanga Nickel Project. General and administrative expenses included in the unaudited consolidated interim statements of comprehensive income (loss) are costs that are expensed either because such costs do not relate to the Kabanga Nickel Project or are not eligible for capitalization under Lifezone's accounting policy.
During the six months ending June 30, 2025, $8.8 million of the gross total general and administrative expenses (six months ended June 30, 2024, $8.8 million) was capitalized to exploration and evaluation assets as part of the Kabanga Nickel Project.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
9. Cash and cash equivalents

	June 30, 2025	December 31, 2024
	$	$
USD – United States dollar	11,828,673	28,271,247
GBP – Sterling	165,863	194,644
EUR – EURO	3,686	4,599
AUD – Australian dollar	472,836	768,699
ZAR – South African Rand	590	1,932
TZS – Tanzania Shilling	39,125	42,821
CAD - Canadian dollar	1,285	-
Cash and cash equivalents	12,512,058	29,283,942

Made up of:
Cash at banks and on hand	12,512,058	24,283,942
Short-term deposits	-	5,000,000
Cash and cash equivalents	12,512,058	29,283,942
10. Trade and other receivables

	June 30, 2025	December 31, 2024
	$	$
VAT/GST receivables	315,749	405,281
Prepayments	505,724	1,280,657
Deposits	478,825	355,149
Other receivables	453,970	74,027
Total	1,754,268	2,115,114
VAT / GST receivables
VAT/Goods and Services Tax ("GST") receivables are short term and receivable within twelve months following an applicable VAT refund application in the local tax jurisdiction. Lifezone has net VAT/GST receivables with the United Kingdom and Australian tax authorities amounting to $315,749 (December 31, 2024: $405,281).
The VAT receivables in Tanzania have been fully provided for, following the rejection by the Tanzanian Revenue Authority ("TRA") of our VAT refund application related to goods and services procured for the Kabanga Nickel Project. For the six months ended June 30, 2025, a provision of $470,263 was recorded to the consolidated interim statement of comprehensive income (loss), compared to $839,758 for the same period in 2024. Total provision as at June 30, 2025 is $6,364,168 (December 31, 2024: $6,367,438). The total provision as at June 30, 2025 is lower than on December 31, 2024, as the additional provision recognized for the six months ended June 30, 2025 was more than offset by the impact of exchange rate movements between the Tanzanian Shilling and the US Dollar. TNCL has formally contested the TRA’s decision, asserting that the rejection is unfounded, as the purchases were directly linked to its economic activities in Tanzania, aimed at developing the Kabanga Nickel Project with the ultimate goal of producing and exporting metals. Lifezone remains actively engaged with the Government of Tanzania and continues to monitor the situation closely, seeking a favorable resolution in line with applicable local laws and regulations.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
Prepayments
During the six months ended June 30, 2025 Lifezone has impaired the non-refundable deposit of $400,000 paid on September 12, 2022, in relation to a non-binding term sheet between LZL and Harmony Minerals Limited and Dutwa Minerals Limited for the acquisition of all the tangible assets and all registered and unregistered IP relating to the Dutwa Nickel Project. The acquisition has not progressed as anticipated and given Lifezone's focus on the Kabanga Nickel Project, management has reassessed the likelihood of the Dutwa transaction happening in the immediate future and its relative strategic significance and considers it unlikely that the acquisition will progress in the foreseeable future. This impairment is included in 'Impairment of deposit' in general and administrative expenses for the six months ended June 30, 2025.

Deposits include security and other deposits. Other receivables includes trade receivables and accrued interest.

11. Inventories

	June 30, 2025	December 31 2024
	$	$
Raw materials and consumables	236,239	162,003
Total	236,239	162,003
Raw materials and consumables are used in the ordinary course of business during the rendering of services and included as inventory.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
12. Property and equipment and right-of-use assets
Lifezone’s property and equipment and right-of-use assets include building, transportation equipment, and office and computer equipment.

	Buildings	Transportation equipment	Office and computer equipment	Laboratory and testing equipment	Total Property and equipment	Right-of-use assets	Total
	$	$	$	$	$	$	$
Cost
As at January 1, 2024	677,277	199,503	1,082,065	4,721,595	6,680,440	2,164,799	8,845,239
Reclassification	258,281	-	(258,281)	-	-	-	-
Additions	957,367	-	198,953	8,907	1,165,227	-	1,165,227
Disposals	(12,792)	(1,979)	-	(5,195)	(19,966)	-	(19,966)
Lease reassessments	-	-	-	-	-	225,761	225,761
Foreign exchange impact	-	-	(40,630)	(433,522)	(474,152)	(31,198)	(505,350)
As at December 31, 2024	1,880,133	197,524	982,107	4,291,785	7,351,549	2,359,362	9,710,911

Accumulated depreciation
As at January 1, 2024	(58,849)	(111,251)	(116,529)	(393,454)	(680,083)	(471,287)	(1,151,370)
Reclassification	(258,281)	-	258,281	-	-	-	-
Disposals	12,792	1,979	-	680	15,451	-	15,451
Charge	(54,541)	(37,055)	(488,010)	(919,547)	(1,499,153)	(650,139)	(2,149,292)
Foreign exchange impact	-	-	9,168	90,326	99,494	1,743	101,237
As at December 31, 2024	(358,879)	(146,327)	(337,090)	(1,221,995)	(2,064,291)	(1,119,683)	(3,183,974)

Cost
As at January 1, 2025	1,880,133	197,524	982,107	4,291,785	7,351,549	2,359,362	9,710,911
Additions	-	-	15,539	-	15,539	-	15,539
Lease reassessments	-	-	-	-	-	(161,537)	(161,537)
Foreign exchange impact	-	-	20,244	232,935	253,179	267,022	520,201
As at June 30, 2025	1,880,133	197,524	1,017,890	4,524,720	7,620,267	2,464,847	10,085,114

Accumulated depreciation
As at January 1, 2025	(358,879)	(146,327)	(337,090)	(1,221,995)	(2,064,291)	(1,119,683)	(3,183,974)
Charge	(102,555)	(15,680)	(61,084)	(471,042)	(650,361)	(154,599)	(804,960)
Disposals	-	-	-	-	-	-	-
Lease reassessments	-	-	-	-	-	-	-
Foreign exchange impact	-	-	(4,653)	(48,620)	(53,273)	(283,564)	(336,837)
As at June 30, 2025	(461,434)	(162,007)	(402,827)	(1,741,657)	(2,767,925)	(1,557,846)	(4,325,771)

Net book value:
As at December 31, 2024	1,521,254	51,197	645,017	3,069,790	5,287,258	1,239,679	6,526,937
As at June 30, 2025	1,418,699	35,517	615,063	2,783,063	4,852,342	907,001	5,759,343

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
13. Goodwill

Goodwill
$
Cost
As at January 1, 2024	9,020,813
Additions	-
As at December 31, 2024	9,020,813
As at June 30, 2025	9,020,813

Accumulated impairment
As at January 1, 2024	-
Charge for the year	9,020,813
As at December 31, 2024	9,020,813
As at June 30, 2025	9,020,813

Net book value:
As at December 31, 2024	-
As at June 30, 2025	-
Goodwill related to the acquisition of Simulus Pty Ltd, a hydrometallurgical laboratory and engineering company located in Perth, Australia by Lifezone Asia-Pacific Pty Ltd on July 18, 2023.

Lifezone performed an impairment analysis of the goodwill using the income approach and concluded that the goodwill is fully impaired as at December 31, 2024. The impairment was triggered by a change in strategy for the Simulus business from internal to external use during the second half of 2024. Refer to the notes to consolidated financial statements contained on Form 20-F for the year ended December 31, 2024 for further details on the impairment charge.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
14. Patents and other intangible assets

	Patents	Other intangible assets	Total
	$	$	$
Cost
As at January 1, 2024	990,391	383,506	1,373,897
Additions	157,607	-	157,607
As at December 31, 2024	1,147,998	383,506	1,531,504

Accumulated amortization
As at January 1, 2024	(375,288)	(84,405)	(459,693)
Charge	(98,374)	(83,617)	(181,991)
As at December 31, 2024	(473,662)	(168,022)	(641,684)

Cost
As at January 1, 2025	1,147,998	383,506	1,531,504
Additions	43,064	-	43,064
As at June 30, 2025	1,191,062	383,506	1,574,568

Accumulated amortization
As at January 1, 2025	(473,662)	(168,022)	(641,684)
Charge	(43,187)	(24,732)	(67,919)
As at June 30, 2025	(516,849)	(192,754)	(709,603)

Net book value
As at December 31, 2024	674,336	215,484	889,820
As at June 30, 2025	674,212	190,752	864,964
Lifezone’s intellectual property includes six patent families, covering various enhancements to the Hydromet Technology process for metal production from ores, concentrates and other feedstocks, including PGM, gold, silver, base metals and rare earth metals. These enhancements span the handling of gangue elements, purification steps, diverse feed materials, and carbon emissions minimization.

Other intangible assets consist of computer software only.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
15. Exploration and evaluation assets and mining data

	Exploration and evaluation assets	Mining data	Total
	$	$	$
Cost
As at January 1, 2024	57,064,468	12,746,135	69,810,603
Additions	47,766,920	-	47,766,920
As at December 31, 2024	104,831,388	12,746,135	117,577,523

Cost
As at January 1, 2025	104,831,388	12,746,135	117,577,523
Additions	9,854,252	-	9,854,252
As at June 30, 2025	114,685,640	12,746,135	127,431,775
All of our exploration and evaluation assets and mining data relate to the Kabanga Nickel Project in Tanzania.
The capitalization of exploration and evaluation costs is based on the reasonable prospect that the Kabanga Nickel Project can be developed into a profitable mining operation. It assumes that the exploration and evaluation expenditure and study work relating to a mineral resource within a valid license area could result in cash in-flows over time, either through sale or development. Exploration and evaluation expenditures are recognized and measured at cost and the related assets are classified as intangible assets.
Lifezone assesses if the exploration and evaluation phase has been concluded on a project-by-project basis. At the earliest, an exploration asset gets reclassified as a development asset when a current and positive feasibility study describing the development path for the mineral resource was released and is available publicly. That is typically the time when a mineral reserve gets declared. A reclassification will happen at the latest when an exploration asset gets approved for development, via a final investment decision.
Where Lifezone is unsuccessful in acquiring or being granted a tenement area, any such costs are immediately expensed. All costs incurred prior to securing the legal right to undertake exploration activities on a project are written off as incurred. Exploration and evaluation expenditures do not include expenditures incurred after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.
Additions during the period are capitalized exploration and evaluation costs linked to the Kabanga Nickel Project in Tanzania. Technical and administrative overheads incurred in connection to exploration and evaluation activities are capitalized as exploration and evaluation assets.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
16. Taxation

	Six months ended June 30,
	2025	2024
	$	$
Reconciliation of the tax expense
Income (loss) for the period before tax	2,065,048	(10,941,387)
Tax using the Isle of Man corporation tax rate of 0%	-	-
Differences in overseas taxation rates	(1,871,444)	(1,459,207)
Utilization of unrecognized tax losses	-	(54,903)
Movement in unrecognized deferred tax assets	1,316,755	1,320,140
Other permanent differences	373,873	193,970
Total income tax credit	(180,816)	-
The group operates across various jurisdictions with different corporate income tax rates, including the Isle of Man (0%), United Kingdom (25%), Tanzania (30%) and Australia (30%). Each subsidiary applied the domestic tax rates of their countries of incorporation. The Group's effective tax rate is 0% as no taxable income was recognized for the current and prior period.
Effective April 1, 2023, the main rate of corporate income tax in the United Kingdom increased from 19% to 25%, and a new 19% small profits rate of corporate income tax was introduced for companies whose profits do not exceed GBP 50,000. This has no impact on Lifezone as the subsidiaries in the United Kingdom reports no taxable profits. The deferred tax expense and liability for the period ended June 30, 2025 relates to Simulus in Australia.
Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. No deferred tax assets were recognized as of June 30, 2025, and December 31, 2024 in the statement of financial position.
As at June 30, 2025, there are potential deferred tax assets of $93,975,021 (December 31, 2024: $92,914,723) mainly arising from accumulated tax losses and capital expenditures associate with the Kabanga Nickel Project. Deferred tax assets have not been recognized as Lifezone’s mining operation remains in the exploration and evaluation phase. Consequently, management do not expect the mine operation to generate sufficient taxable profits in the foreseeable future against which the deferred income tax asset can be recovered fully.
Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it is probable that future taxable profits will be available, against which the unrecognized deferred tax assets can be used.
Lifezone has recognized a reduction of its deferred tax liability of $180,816 during the period ended June 30, 2025 (December 31, 2024: Liability $540,126). The deferred tax primarily arises on the revaluation of the Simulus assets acquired in 2023 reflecting an increase in the carrying amount of the assets compared to the original unchanged tax base, resulting in a deferred tax liability. As at June 30, 2025 the deferred tax liability is $376,804 (December 31, 2024: Liability $529,018).
Significant components of unrecognized deferred tax assets are as follows:

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

	June 30, 2025	December 31, 2024
	$	$
Accelerated capital deductions	(20,909,158)	337,722
Pre-trading capital expenses	50,969,421	50,969,421
Pre-trading tax losses	63,914,758	41,607,580
Unrecognized deferred tax assets	93,975,021	92,914,723
17. Supplementary cashflow information
Below are the significant non-cash investing and financing activities during the six months ended June 30, 2025 and June 30, 2024:
Six months ended June 30, 2025:

During the six months ended June 30, 2025, Lifezone paid $713,590 to debenture holders as interest in the form of newly issued 178,519 Ordinary Shares in Lifezone Metals.

Six months ended June 30, 2024:

Lease reassessments were entered into during the period, resulting in additions of right-of-use assets amounting to $225,761. Please refer to Note 12 for the movement in the balances of right-of-use assets.

18. Trade and other payables

	June 30, 2025	December 31, 2024
	$	$
Trade payables	2,618,673	2,999,512
Accrued expenses	1,363,564	1,754,583
VAT payable	75,931	61,464
Total	4,058,168	4,815,559
19. Provisions

	June 30, 2025	December 31, 2024
	$	$
Provision for WHT	3,434,062	3,434,062
Total	3,434,062	3,434,062
In 2020, KNCL, a subsidiary of Lifezone, filed a tax appeal with the Tax Revenue Appeals Tribunal, contesting a withholding tax assessment imposed by the TRA on imported services. These services were provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. On January 21, 2021, the TRA issued an Agency Notice to KNCL’s bank, Citi Bank Tanzania Limited, leading to the transfer of the company’s total bank balance of TZS 823,400,321 as of January 31, 2021, to the TRA. KNCL is a non-operating entity whose retention mining license were revoked by the Government of Tanzania in 2018, ahead of the acquisition by Lifezone and carries a de-minimis amount of cash.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
Subsequently, on April 22, 2021, the TRA lifted the Agency Notice until further notice, pending a hearing and final determination of the case. On July 30, 2024, the Court of Appeal ruled in favor of the TRA, dismissing KNCL’s appeal and confirming the tax assessment of TZS 8,426,336,706 as payable. Following this ruling, a provision of $3,434,062 equivalent to TZS 8,426,336,706 as at December 31, 2024 was made, covering the principal tax amount plus interest.

In March 2025, the TRA issued a further demand notice for the withholding tax of TZS 8,426,336,706 along with additional interest for late payment of TZS 12,357,974,405 (equivalent to interest of $4,663,387 as at June 30, 2025).

Lifezone is actively engaged in discussions and negotiations with the TRA regarding an out-of-court settlement for all disputed matters. While the outcome of these discussions is uncertain, based on the progress of these discussions and legal advice obtained, Lifezone believes the TRA is likely to waive the additional interest charges. Consequently, no additional liability has been recorded for this claim (see Note 28 for further details). Following resolution of this matter Lifezone intends to place KNCL in voluntary liquidation.

20. Lease liabilities
Lifezone's leases include leases of office space, warehouse and accommodation units in Tanzania and Australia. Right-of-use (“ROU”) lease assets and lease liabilities are recognized for such leases at the commencement date based on the present value of lease payments over the lease term. Lifezone does not recognize a related ROU asset and lease liability for short-term leases having a lease term of twelve months or less.
For the six months ended June 30, 2025 and 2024 Lifezone recognized an expense of $216,014 and $226,332 respectively relating to short-term leases.
The analysis of lease liabilities is presented below:

Lease liabilities
$
As at January 1, 2024	1,787,702
Additions	225,761
Interest accretion on lease liabilities	86,407
Payments	(534,055)
Foreign exchange impact	(147,119)
As at December 31, 2024	1,418,696
Interest accretion on lease liabilities	26,954
Payments	(287,314)
Reassessment of lease liability	(160,014)
As at June 30, 2025	998,322

Current	566,590
Non-current	431,732
As at June 30, 2025	998,322

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
Shown below is the maturity analysis of the undiscounted minimum lease payments:

	June 30, 2025	December 31, 2024
Undiscounted future lease payments	$	$

Less than 1 year	593,494	664,254
More than 1 year but less than 5 years	446,451	827,500
Total	1,039,945	1,491,754
21. Hybrid Financial Instruments: Convertible debentures with embedded derivatives
On March 27, 2024, Lifezone completed a $50.0 million non-brokered private placement of unsecured convertible debentures. Proceeds of the unsecured convertible debentures are being used to advance the Kabanga Nickel Project and for general corporate and administrative purposes.
The unsecured convertible debentures bear interest over a 48-month term, payable quarterly, at a rate of the SOFR plus 4.0% per annum, subject to a SOFR floor of 3.0%. The unsecured convertible debentures can be redeemed early by Lifezone, subject to the achievement of certain conditions, at a price of 105% plus interest otherwise payable to the maturity date March 27, 2028. Interest is payable quarterly via initial cash, then a mix of shares and a payment-in-kind accrual of the outstanding principal amount during the first two years and all in cash during the last two years.
Interest was payable in cash until Lifezone had a Form F-3 registration statement declared effective by the US Securities and Exchange Commission. The Form F-3 was declared effective on August 16, 2024. Following the effectiveness of the Form F-3, one third of the applicable interest payment is made by the issue of the equivalent value in shares (the “Interest Shares”) at a price per Interest Share equal to a 7.5% discount to the VWAP for the five trading days preceding the quarterly interest payment date. In the event that the VWAP for the five trading days preceding the applicable calculation date is $4.00 or below, Lifezone shall satisfy its obligation to pay interest on the unsecured convertible debentures in cash. The remaining two thirds of the applicable interest payment is a payment-in-kind accrual of the outstanding principal amount. Upon the second anniversary of the unsecured convertible debentures, all outstanding accrued interest is to be repaid in cash to the holders. During the six months ended June 30, 2025 Lifezone paid $nil of cash interest, $713,590 of interest in the form of 178,519 newly issued shares and accrued a further $4,137,777 of interest. During the six months ended June 30, 2024 Lifezone paid $1,203,515 of cash interest and accrued a further $966,953 of interest.
The unsecured convertible debentures are convertible into ordinary shares of Lifezone at the option of the holder at a price of $8.00 per share and are subject to customary adjustments (the “Conversion Right”). The conversion price was determined on the closing date based on the lesser of a 30% premium to a trailing period VWAP and $8.00 per share. Mandatory conversion might occur if Lifezone’s share price is greater than 50% above the conversion price for any 15 trading days within a 30 consecutive trading days period.
The unsecured convertible debentures were determined to be a hybrid financial liability, comprising a host debt instrument and two embedded derivatives, the Conversion Right and the Interest Shares, with both having economic characteristics and risks different to the host debt instrument. In other words, they are not closely related to the non-derivative host debt instrument given their value changes with the value of Lifezone shares, while the host liability changes in relationship to a reference borrowing index (in this case SOFR).
The host debt instrument is classified and measured at amortized cost, while the embedded derivatives are accounted for separately at fair value through profit or loss.
On initial recognition, Lifezone Metals used the residual value method to allocate the principal amount of the debentures between the two components: host debt instrument and embedded derivatives. The fair value of the embedded derivative liability was valued first, followed by the residual amount assigned to the host debt instrument.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
Transaction costs are required to be apportioned between the host debt instrument and the embedded derivatives in proportion to their value, with the share of transaction costs linked to the host debt instrument subtracted from the carrying amount at initial recognition. $187,019 of the total transaction costs of $352,348 related to the embedded derivative and were expensed on recognition to the interim statement of comprehensive income (loss). The remaining transaction costs relating to the host debt instrument are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.
The issuance discount ("OID") of $750,000 equal to 1.5% of the aggregate principal amount of the unsecured convertible debentures is included in the carrying amount of the host instrument and amortized over the life of the convertible debentures using the effective interest method.
The fair value of the Conversion Right was estimated using the Finite Difference Method and the Share Interest feature was estimated using the Monte Carlo Simulations.
Key Inputs

Valuation Date	March 27, 2024
Maturity Date	March 27, 2028, term of 4 years
Risk-free Rate	Zero coupon curve based on United States Dollar Swap rates as of March 27, 2024
Share Price	$7.75, based on Lifezone’s March 27, 2024, closing share price on the NYSE
Equity Volatility	65%, selected based on review of the volatility (rounded) of a group of peer companies
Dividend Yield	Assumed at 0% as Management does not expect dividends to be distributed during the term of the Debenture
Interest Rate	Forward SOFR + 4.0%, subject to a SOFR floor of 3.0%, 30/360 basis
Conversion Price	$8.00
Conversion Cap	$12.00
Credit Spread	17.5% based on an estimated market-based unsecured rate for Lifezone Metals and consideration of calibrating the fair value of the Debentures to 98.5% of par
At initial recognition, the $50.0 million was bifurcated into its host debt instrument and the two embedded derivative liability components. The embedded derivative liability component was assessed to be $26.5 million, with the large majority of the value linked to the Conversion Right. The remaining $23.5 million is thus ascribed to the host debt instrument, before adjustment for transaction costs. During the life of the convertible debenture, it can be expected that the volatility of the Lifezone stock leads to changes in the value of combined derivative liability, potentially resulting in a significantly higher and more volatile expense pattern in profit or loss. Both components are recorded as a liability with the debt host portion recorded on an amortized cost basis using an effective interest rate of 33.8%.
The high value of the combined embedded derivative liability and the resulting high effective interest rate are driven by, among other factors, the share price trading close to the conversion price at inception, an assumed volatility of 65% and a long (4-year) term.
The effective interest rate is the rate that exactly discounts the estimated future cash flows (interest and principal payments) over the 4-year term of the financial instrument to the net carrying amount of the financial liability. The amortization of the host debt instrument is included in finance costs in the statement of profit and loss and other comprehensive income.
The conversion feature may be exercised by the holder at any time, meaning that Lifezone Metals does not have the right to defer settlement of the liability, including any unpaid interest, for more than twelve months from the date of this report. Consequently, all liability elements of the unsecured convertible debentures are classified as current, irrespective of how many years are left until maturity of the instrument.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
On June 30, 2025, fair value of the embedded derivative liability component was reassessed to be $6,623,000 compared to $20,768,000 as at December 31, 2024. The decrease in fair value of $14,145,000 is largely due to the decrease in share price of Lifezone from $6.95 as at December 31, 2024 to $4.12 as at June 30, 2025. The resulting $14,145,000 fair value decrease was recognized as a gain in the consolidated interim statement of comprehensive income (loss). The fair value of the embedded derivative liability is categorized as Level 3 in the fair value hierarchy.

Debenture host debt instrument	$

As at January 1, 2024	-
Additions	23,461,000
OID and Transaction issuance cost	(915,328)
Interest accrued	6,039,527
Interest paid in shares	(553,286)
Interest paid in cash	(1,796,105)
As at December 31, 2024	26,235,808
Interest accrued	4,851,367
Interest paid in shares	(713,590)
As at June 30, 2025	30,373,585

Embedded derivatives	$

As at January 1, 2024	-
Additions	26,539,000
Fair value reassessment	(5,771,000)
As at December 31, 2024	20,768,000
Fair value reassessment	(14,145,000)
As at June 30, 2025	6,623,000

Total convertible debentures with embedded derivatives
As at June 30, 2025	36,996,585
As at December 31, 2024	47,003,808
In connection with the bridge loan facility agreement as described in Note 29, on August 8, 2025 Lifezone and the debenture holders amended certain terms of the outstanding unsecured convertible debentures that are not considered to have any material impact to these financial statements.
22. Related party transactions
Related Party relationships with shareholders with significant influence
Keith Liddell, Chris von Christierson, and Peter Smedvig are the founding shareholders of Lifezone.
The Liddell family holdings are in aggregate approximately 30% of all outstanding Lifezone Metals shares as of June 30, 2025 making Keith Liddell and members of his immediate family related parties with significant influence over the affairs of Lifezone. Keith Liddell is a director of various group companies and the Chair of Lifezone Metals. Mr. Liddell is also retained as a consultant to provide metallurgical engineering services to Lifezone in matters related to metals recovery and the design, engineering, commissioning, and operation of Lifezone’s metals and minerals projects. Keith

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
Liddell is the father of Natasha Liddell and of Simon Liddell. Simon Liddell is an employee of Lifezone Asia-Pacific Pty Ltd (''LZAP''). He was also a director of LZAP and resigned from his directorship with effect from July 1, 2024. Natasha Liddell was an employee of LZAP and a member of the Executive Committee and departed from her role as Chief Sustainability Officer of Lifezone, effective February 16, 2024. Keith Liddell holds his shares jointly with his wife Shelagh Jane Liddell, who has not received compensation during the reporting period and has no commercial agreement with Lifezone.
The holdings in trusts where family members of Chris von Christierson are beneficiaries are classified as true trust holdings managed by professional trustees, making Chris von Christierson and close family members non-related parties.
Lifezone has no commercial relationships with Peter Smedvig beyond his shareholding in Lifezone and no compensation or transfer of resources took place during the reporting period with Peter Smedvig and known family members.
Directors’ fees
Lifezone has a director service contract agreement with Keith Liddell as a director of Lifezone Metals. For the six months ended June 30, 2025, Keith Liddell, was paid $46,750 (six months ended June 30, 2024: $55,000).

Remuneration of key management personnel

	June 30, 2025	June 30, 2024
	$	$
Salary, wages and consultancy fees [1]	1,576,058	2,091,902
Bonuses [1]	-	305,497
Post-employment benefits (pension)	38,874	50,419
Share-based payment	-	32,160
Total remuneration	1,614,932	2,479,978
1 The amounts disclosed include expenses incurred during the reporting period in connection to the employment of and consulting agreements entered into with key management personnel.
The amounts disclosed in the above table are the amounts recognized as an expense during the reporting period related to key management personnel as listed below.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

Keith Liddell	Chairman
Chris Showalter	Chief Executive Officer
Ingo Hofmaier	Chief Financial Officer
Dr Michael Adams	Chief Technology Officer
Gerick Mouton	Chief Operating Officer
Benedict Busunzu	TNCL Chief Executive Officer
Spencer Davis	Chief Legal Officer
Natasha Liddell	Chief Sustainability Officer (resigned February 16, 2024)
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Evan Young	Senior Vice President: Investor Relations and Capital Markets
Transactions with family members of Key Management Personnel
Natasha Liddell (the daughter of Mr. Keith Liddell) was a paid employee of LZAP until February 16, 2024. On April 30, 2024, KNL engaged Atlas Sustainability in relation to the creation of parts of the ESG sections of the Kabanga Nickel Project Feasibility Study. Atlas Sustainability was considered a related party, as the work was undertaken by Natasha Liddell as principal consultant of Atlas Sustainability.

Mr. Simon Liddell (the son of Mr. Keith Liddell) is a paid employee of LZAP. He is Vice President Mining and has extensive underground mining experience, having joined from Gold Fields in Australia in 2022.

Lifezone has a commercial agreement with Airvolution Co., an entity controlled by Mike Adams, with effect from July 1, 2022. Mr. Jonathan Adams (the son of Mike Adams) is a Senior Metallurgist at Lifezone.
Lifezone has a commercial agreement with Keith Liddell.
Details of transactions of the above can be found in the following sections.

Consultancy fees and bonuses
Engagement Party	Related Person	June 30, 2025	June 30, 2024	commenced	ended
Atlas Sustainability	Natasha Liddell	-	21,048	April 29, 2024	September 27, 2024
Airvolution Co. Limited	Mike Adams	225,002	350,659	July 1, 2022
LZ Advisory LLC	Christopher Showalter	-	231,532	March 15, 2022	April 30, 2024
Keith Liddell	Keith Liddell	241,470	395,878	July 7, 2023
NewVision Metals PTE. Limited	Gerick Mouton	202,230	255,017	June 2, 2022
EJMY Consulting	Evan Young	-	118,768	October 10, 2023	November 3, 2024
		668,702	1,372,902
RSUs (granted and vested)
Engagement Party	Related Person	June 30, 2025	June 30, 2024	commenced	ended
EJMY Consulting	Evan Young	-	32,160	October 10, 2023	November 3, 2024
		-	32,160

Total compensation to consultants		668,702	1,405,062

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

Family members of key management personnel who are employed by Lifezone:
Wages and Bonuses	June 30, 2025	June 30, 2024
	$	$
Natasha Liddell [1]	-	85,111
Simon Liddell	122,322	133,343
Jonathan Adams	64,991	66,448
	187,313	284,902
1 Resigned on February 16, 2024

Related party receivables
Lifezone had receivables due from related parties as follows:

	June 30, 2025	December 31, 2024
	$	$
BHP Billiton (UK) DDS Limited	-	23,133
Shareholder loan	-	75,000
Total	-	98,133

Shareholder loan

In 2020, Lifezone provided loans to shareholders who were working for Lifezone. As of December 31, 2024, a loan to Lisa Smith of $75,000 was outstanding. As of January 13, 2025, all loans have been repaid in full.

Related party payable

	June 30, 2025	December 31, 2024
	$	$
Related party payables	103,764	125,329
Total	103,764	125,329
Related party payables relate to services invoiced by Keith Liddell, Airvolution Co. Limited and NewVision Metals PTE Limited to Lifezone that remained outstanding as at June 30, 2025 and December 31, 2024.

23. Deferred consideration liability
In April 2021, KNL completed the acquisition of all shares of Kabanga Holdings Limited from Barrick International (Barbados) Corporation and Glencore Canada Corporation (“GCC”) and all shares of Romanex International Limited from GCC and Sutton Resources Limited for a total consideration of $14 million, to acquire the physical assets and all historical IP related to the Kabanga Nickel Project. The IP relates to a significant amount of data and exploration and study expenses that earlier owners invested into the Kabanga Nickel Project.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
Of the $14 million, $8 million was paid by KNL to the previous owners before completion of the acquisition, with the remaining $6 million due to the sellers in stage payments as below:
•The first tranche amounting to $2 million: payable at the earlier of completion of feasibility study and 3rd anniversary of the contract from date of signing.
•The second tranche amounting to $4 million: payable at the earlier of the completion of feasibility study or the 5th anniversary of the contract from date of signing.
On December 15, 2022, KNL made the first tranche payment amounting to $2 million. The remaining $4 million was paid on December 9, 2024, in accordance with the terms of the acquisition.
Interest accretion on the deferred consideration was based on Lifezone’s incremental borrowing rate of 8.85%.
The carrying amounts can be analyzed as follows:

$

At January 1, 2024	3,693,612
Repayment	(4,000,000)
Accretion of interest[1]	306,388
At December 31, 2024	-
1 Accretion of interest for the six months ended June 30, 2024 was $157,999.
24. Equity
Share Capital

	Number of Shares	$

As at January 1, 2024	78,269,952	7,828
Issue of shares on vesting of RSUs	760,439	76
Issue of shares to debenture holders	89,181	9
As at December 31, 2024	79,119,572	7,913

Issue of shares on exercise of warrants	100	-
Cancellation of shares	(2,500)	-
Issue of shares to debenture holders	178,519	18
As at June 30, 2025	79,295,691	7,931
Lifezone Metals has one class of ordinary share with a par value of $0.0001 per share.
Non-controlling Interest
NCI was $9,434,795 as at June 30, 2025 ($9,786,509 as at December 31, 2024).
In January 2021, KNL and the Government of Tanzania established TNCL, a Tanzanian company in order to develop, process and refine future products from the Kabanga Nickel Project. Through the Treasury Registrar, the Government of Tanzania owns a non-dilutable free-carried interest representing 16% of the issued share capital of TNCL.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
The Government of Tanzania's 16% interest in the arrangement is presented as a NCI in the consolidated financial statements of Lifezone.
As of June 30, 2025 and December 31, 2024, BHP had a 17% interest in KNL which is presented as NCI in the consolidated financial statements of Lifezone. For further details on BHP’s ownership in KNL please refer to Note 29 'Subsequent Events'.

As a result of Lifezone making a further investment of $2 million in Lifezone Recycling US, LLC on May 2, 2025 Glencore's interest in Lifezone Recycling US, LLC reduced from 6% to 5.44% and is presented as NCI in the consolidated financial statements of Lifezone.

Warrant reserve
Each Lifezone Warrant represents the right to purchase one ordinary Lifezone Metals share at an exercise price of $11.5 per share in cash and expire on July 5, 2028.
The number of outstanding Public Warrants is as follows:

Number of Warrants
Balance as at January 1, 2024	13,723,650
Exercised	-
Outstanding as at December 31, 2024	13,723,650
Exercised	(100)
Outstanding as at June 30, 2025	13,723,550
Each Public Warrant was fair valued at $1.05 on July 5, 2023, with the total fair value of all Public Warrants being $14,490,000 from the exercise of warrants.
The number of outstanding Private Placement Warrants is as follows:

Number of Warrants
Balance as at January 1, 2024	667,500
Exercised	-
Outstanding as at December 31, 2024	667,500
Outstanding as at June 30, 2025	667,500
Each Private Placement Warrant was fair valued at $0.91 on July 5, 2023, with the total fair value of all Private Placement Warrants being $607,425.

25. Share-based payments
2023 Omnibus Incentive Compensation Plan (the “Plan”)
Following the consummation of the Business Combination, Lifezone adopted the 2023 Omnibus Incentive Compensation Plan (the “2023 Plan”) in order to give Lifezone a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The 2023 Plan permits the grant of options to purchase Lifezone Ordinary Shares, stock appreciation rights, restricted shares, restricted

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
stock units or other equity or equity related awards, in each case, in respect of Lifezone Ordinary Shares and cash incentive awards, thus enhancing the alignment of employee and shareholder interests.
The initial share limit under the 2023 Plan is the number of Lifezone Ordinary Shares equal to 10% of fully-diluted share capital of Lifezone Metals as of immediately following the consummation of the Business Combination.
On July 1, 2024, Lifezone granted 2,600,000 RSU awards under the Plan each representing the right for participants to receive 1 share in Lifezone. On July 1, 2024, 933,333 RSUs vested, with the remaining 1,666,667 vesting under market price performance conditions of $14.50 per share and $16.00 per share based on daily VWAP of the shares for any 20 Trading Days. The vesting period is five years commencing on July 1, 2024. Additionally, during the six months ended June 30, 2024, Lifezone Metals also granted another 5,405 RSUs that vested immediately. No RSUs or stock options were granted during the six months ended June 30, 2025.

	Restricted stock units	Weighted Average Grant Date Fair Value ($)
Balance as at January 1, 2024	-	-
Granted	2,605,405	6.74
Vested	(938,738)	7.67
Outstanding as at December 31, 2024	1,666,667	6.21
Outstanding as at June 30, 2025	1,666,667	6.21
The RSUs that vested immediately on grant date were valued at their market price. All other RSUs were independently valued using the Monte Carlo simulation with key assumptions of risk-free rate of 4.30%, dividend yields of nil%, expected volatility of 65% and expected lives of 5 years.
The total share-based payment expense related to the RSU awards in the six months ended June 30, 2025, was $nil (June 30, 2024: $32,457).

Share-based payments - Earnouts
Between the period from July 6, 2023 and July 6, 2028, eligible shareholders are entitled to receive up to 26,797,052 additional ordinary shares of Lifezone Metals ("Earnout shares") in the aggregate in two equal tranches if the daily VWAP of Lifezone Metals shares for any 20 trading days is greater than or equal to $14.00 ("Tranche 1") or $16.00 ("Tranche 2"). Earnout shares grant date is July 6, 2023 and the fair value of Earnout shares have been independently valued based on a Monte Carlo simulation model.

Share Price Earnout Tranches	Tranche 1	Tranche 2	Total units
Grant date	July 6, 2023	July 6, 2023
Expiration date	July 6, 2028	July 6, 2028
Share price hurdle	$14.00	$16.00
Fair value per unit at date of grant	$9.98	$9.84
Number of units - Sponsor shareholders	862,500	862,500	1,725,000
Number of units - other shareholders	12,536,026	12,536,026	25,072,052
Total number of units			26,797,052
All earnouts are outstanding as of June 30, 2025.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
26. Earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the income (loss) for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings (loss) per share is calculated by dividing the income (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following table sets forth the reconciliation of the numerator and denominator used in the computation of basic and diluted earnings (loss) per ordinary share for the six months ended June 30, 2025 and June 30, 2024.

	June 30, 2025	June 30, 2024
	$	$
Numerator:
Net income (loss) used for basic earnings (loss) per share	2,705,578	(10,699,490)
Less: Dilutive impact related to convertible debentures[1,2]	9,293,633	-
Net loss used for diluted loss per share	(6,588,055)	(10,699,490)

Denominator:
Basic and diluted weighted-average outstanding ordinary shares	79,160,672	78,274,404
Add: Dilutive impact related to convertible debentures[1,2]	6,388,321	-
Diluted weighted-average outstanding ordinary shares	85,548,993	78,274,404

Earnings (loss) per share:
Basic	0.03	(0.14)
Diluted	(0.08)	(0.14)
1The effect of conversion of debentures into ordinary shares is anti-dilutive for the six months ended June 30, 2024 and is therefore not considered in the calculation of diluted loss per share for that period.
The following table presents instruments that can potentially dilute basic earnings per share in the future but were excluded in the calculation of diluted earnings per share:

	June 30, 2025	June 30, 2024

Convertible debentures[2]	-	6,250,000
Restricted stock units[3]	1,666,667	-
Warrant units[4]	14,391,050	14,391,150
Earnout units[3]	26,797,052	26,797,052
Total	42,854,769	47,438,202
2The number of shares that may be issued against convertible debentures is determined by dividing the total of the principal outstanding and payment in kind accrued interest as at June 30, 2025 with the exercise price of $8.00 per share.
3Restricted stock units and Earnout units are excluded in the calculation of dilutive impact of earnings per share as they are anti-dilutive.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
4Since the exercise price of share warrants is greater than fair market value, these are assumed to be out of money and considered not to be exercisable as on balance sheet date. As a result, these potential ordinary shares are not considered for calculation of dilutive impact of earnings per share.
27. Financial risk review
This note presents information about Lifezone’s exposure to financial risks and the group’s management of capital. Lifezone’s risk management is coordinated by its directors and Lifezone does not operate any hedging operations or does not buy or sell any financial derivatives. The most significant financial risks to which Lifezone is exposed are described below.
Market risks
Market risks affecting Lifezone are comprised of credit risk, foreign exchange rate risk, liquidity risk and interest rate risk. Financial instruments affected by market risk include cash and cash equivalents, trade receivables, related party receivables, trade payables, accrued liabilities and convertible debentures.
a)Credit risk
During the six months ended June 30, 2025 and 2024 Lifezone did not have significant external revenues and therefore its credit risk from trade receivables is insignificant.

Set out below is the credit risk exposure of Lifezone’s financial assets as at June 30, 2025 and December 31, 2024.

	June 30, 2025	December 31, 2024
	$	$
Cash and cash equivalents	12,512,058	29,283,942
Deposits	478,825	355,149
Other receivables	453,970	74,027
Related party receivables	-	98,133
Total	13,444,853	29,811,251

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
b)Liquidity risk
Liquidity risk arises from the possibility that Lifezone will not be able to meet its financial liability obligations as they fall due. Lifezone has historically been supported financially by its shareholders and minority interest partners. Lifezone expects to fund its capital requirements and ongoing operations through current cash reserves, equity, mezzanine, debt funding or monetizing the offtake from the Kabanga Nickel Project.
The table below represents expected timing of payments on trade payables, lease and debt liabilities, excluding provisions.

	June 30, 2025	December 31, 2024
	$	$
<=30 days	4,107,626	5,018,039
30 days - 1 year	6,193,498	587,106
1 - 2 years	4,079,025	8,343,281
More than 2 years	52,921,537	54,727,518
Total	67,301,686	68,675,944
c)Foreign currency risk
Lifezone has assets and liabilities which are denominated in currencies other than USD, its functional currency. Lifezone incurs expenditures in non-U.S. dollar currencies, primarily GBP, AUD and TZS. These transactions are not generally hedged. As a result, the movement of such currencies could adversely affect Lifezone’s results of operations and financial position.
The following table includes assets and liabilities which are denominated in GBP, AUD and TZS :

	June 30, 2025	December 31, 2024
	GBP	GBP
Cash in banks	120,746	155,089
Prepaid expenses	79,021	155,533
Trade and other payables	928,181	890,213

	AUD	AUD
Cash in banks	721,832	1,236,945
Trade receivables	1,039,592	1,308,303
Prepaid expenses	103,247	249,209
Trade and other payables	636,683	916,527

	TZS	TZS
Cash in banks	103,681,250	105,125,420
Sensitivity analysis
The following table demonstrates the estimated sensitivity to a 10% increase (decrease) in USD against the relevant foreign currencies as a result of translating Lifezone's foreign currency denominated monetary assets and

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025
liabilities.

	June 30, 2025	December 31, 2024
Effect on Profit	$	$
Change in GBP Rate
10%	100,059	72,742
-10%	(100,059)	(72,742)

Change in AUD Rate
10%	33,156	(116,704)
-10%	(33,156)	116,704

Change in TZS Rate
10%	3,913	(4,282)
-10%	(3,913)	4,282
In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the period end exposure does not reflect the exposure during the period.

d)Interest rate risk
Lifezone is exposed to interest rate risk from the interest it earns on cash and the interest it pays on the convertible debentures as described in Note 21. A 1% increase (decrease) in SOFR rates, with all other variables held constant, would result in an increase (decrease) of approximately $255,533 to interest expense for the six months ended June 30, 2025 ($125,000 for the six months ended June 30, 2024).
Capital management
For the purpose of Lifezone’s capital management, capital includes issued capital, share premium and other equity reserves attributable to the equity holders of Lifezone Metals, as the parent entity of Lifezone. The primary objective of Lifezone’s capital management is to maximize the shareholder value.
Management assesses Lifezone’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. Lifezone manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, Lifezone expects to fund its capital requirements and ongoing operations through current cash reserves, equity, mezzanine, alternative or debt funding or monetizing the offtake from the Kabanga Nickel Project.
28. Contingent liabilities
As detailed in Note 19, Lifezone has provided $3,434,062 as a result of a Court ruling in relation to a historical withholding tax assessment in Tanzania. Lifezone has not provided for any additional interest charges as, based on ongoing discussions with the TRA, any material outflow is not considered probable. However, if the TRA does not waive the additional interest charges, there is a possibility that KNCL could incur an additional liability of up to $4,663,387 (TZS 12,357,974,405).

In 2022, KNCL filed an appeal before the Tax Revenue Appeals Tribunal against the TRA to challenge the TRA’s claim of withholding tax imposed on services. Similar to the case mentioned in the previous paragraph, these services were also provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. The amount of tax in dispute is $159,174 (TZS 421,811,314). As at the date of signing these financial statements a court appeal hearing date was still pending on this case.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2025

In May 2025, the TRA issued an audit assessment for the 2023 tax year, alleging unpaid taxes amounting to $703,117 (TZS 1,863,259,178), interest of $43,698 (TZS 115,801,014) on the unpaid taxes, and a penalty of $5,430,026 (TZS 14,389,569,705). The penalty pertains to the alleged failure or delay in disclosing contractors' information related to withholding taxes. Lifezone is contesting the assessment in full and has obtained independent tax and legal advice in support of its position. Based on this advice and a review of the relevant facts and circumstances, management considers it likely that the company will successfully defend its position. As such, it is considered probable that no payment will be required in respect of the assessed amounts and that the claim will not be upheld by the TRA.

29. Subsequent events
On July 18, 2025 Lifezone released the Feasibility Study on the Kabanga Nickel Project marking a significant and historic milestone in the nearly five-decade journey of the Kabanga Nickel Project. The economic results highlight the project’s potential to deliver attractive returns over a long life, supported by an exceptional high-grade Mineral Reserves and Resources and a low-cost operating profile. Our partnership with the Government of Tanzania has been instrumental in advancing the project and Lifezone remains aligned in our commitment to responsible development and long-term value creation. Details of the Feasibility Study are available at www.lifezonemetals.com.

On July 18, 2025 Lifezone entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. As a result of the transaction, Lifezone now owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement, are terminated. Lifezone has assumed full control of 100% of the offtake from the Kabanga Nickel Project. As consideration, a fixed cash payment of $10 million is payable by Lifezone within 30 days after the earlier of: (i) 12 months after the Final Investment Decision at Kabanga; or (ii) once Lifezone has raised $250 million in aggregate funding (whether through equity, debt or alternative sources). A second deferred cash payment is payable within 30 days after the period of 12 months following the achievement of first commercial production. This amount is indexed to Lifezone’s share price performance, with a reference share price of $4.16 per share and a reference amount of $28 million. The maximum amount of total consideration payable by Lifezone is limited to $83 million, or reduced to $75 million if a Resettlement Action Plan (RAP) Trigger Event occurs.

On August 8, 2025 Lifezone’s wholly owned subsidiary, Kabanga Nickel Limited, entered into a $60 million senior secured bridge loan facility agreement with Taurus, acting as mandated lead arranger and agent. The facility will support the advancement of the Kabanga Nickel Project by funding the development of critical early-stage work and infrastructure as the company moves towards securing long-term project financing. The facility has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months. The loan bears interest at a rate of 9.25% per annum on drawn amounts, and is subject to an arrangement fee of 2.25% and a commitment fee of 2.5%. As part of entering into this facility Lifezone Metals has issued 2.5 million warrants on its ordinary shares to the lenders. The warrants have an exercise price of $5.42 per share, equivalent to 125% of the 30-day VWAP as of the signing date of the facility and will expire five years from the date of issuance. Availability of borrowings under the facility is subject to the satisfaction of customary conditions precedent. This financing represents a major milestone in the advancement of the Kabanga Nickel Project and strengthens Lifezone's position as it moves towards securing project financing.

Item 2. Management’s Discussion and Analysis of financial condition and results of operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with:
(i) the unaudited interim consolidated financial statements and related notes included in Item 1 of Part I of this Interim Report for the six months ended June 30, 2025 (this “Interim Report”), and
(ii) the audited consolidated financial statements and related notes for the fiscal year ended December 31, 2024, included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 9, 2025.

Special note regarding forward-looking statements
Certain statements contained in this Interim Report are not historical facts but may be considered “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the plans, strategies, intentions, objectives, expectations, and future financial and operational performance of Lifezone Metals Limited and its subsidiaries (“Lifezone”).
These statements are based on the beliefs and assumptions of management, as well as information currently available to Lifezone. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee that these expectations will be achieved. Forward-looking statements are inherently subject to significant risks, uncertainties, and assumptions, many of which are beyond our control.
Forward-looking statements generally relate to future events or our future financial or operating performance. These statements may be preceded by, followed by, or include words such as “believes,” “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “may,” “might,” “could,” “should,” “would,” “will,” “forecast,” “predict,” “scheduled,” “continue,” “potential,” or similar expressions, although the absence of such words does not mean that a statement is not forward-looking.
Forward-looking statements in this Interim Report include, but are not limited to, statements regarding our ability to:
•anticipate events, changes, or other circumstances that could result in the termination of any agreement referenced herein;
•achieve our business and financial projections and manage uncertainties relating to our operations and performance;
•meet expectations regarding financial and business performance, including assumptions underlying financial projections and operational metrics;
•advance the development and commercialization of our products and proprietary technologies;
•assess and capitalize on the market opportunity and addressable market size;
•compete effectively in our industry and differentiate our offerings from competitors;
•enter into and maintain future partnerships, acquisitions, or strategic relationships;
•secure necessary capital resources, manage liquidity, and execute our financing strategies;
•comply with existing and evolving laws and regulations applicable to our business, including data privacy requirements;

Management’s Discussion and Analysis of financial condition and results of operations
•adapt to new accounting standards and understand their financial impact;
•assess and meet future contractual obligations and project timelines;
•maintain and grow key relationships with strategic partners and customers;
•defend against litigation and manage legal and reputational risks;
•acquire, protect, and enforce intellectual property rights;
•satisfy future liquidity needs and adhere to covenants in any long-term indebtedness; and
•respond effectively to general economic, political, or market conditions.
Forward-looking statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied by the forward-looking statements due to various risks and uncertainties, including but not limited to:
•our ability to maintain compliance with the continued listing standards of the New York Stock Exchange;
•risks relating to competition, growth management, customer and supplier relationships, and retention of management and key personnel;
•litigation or regulatory actions, and adverse publicity;
•changes in applicable laws, regulations, or governmental policies;
•economic, industry, and competitive conditions that may adversely affect our business;
•volatility in financial and commodity markets resulting from geopolitical or macroeconomic events;
•risks related to data privacy, cyber incidents, and the security of personal and sensitive information;
•changes in consumer behavior, spending patterns, demographics, labor availability, or local conditions; and
•performance or quality issues related to new products or product enhancements.
This list of factors is not exhaustive. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could also affect our actual results and outcomes.
Forward-looking statements speak only as of the date of this Interim Report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by applicable law. Accordingly, you should not place undue reliance on these forward-looking statements.
Segments
See Note 3 of Lifezone’s unaudited consolidated interim financial statements for the six months ended June 30, 2025, for further details.
Business overview and key activities in the first half of 2025
Lifezone Metals is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting. During the first half of 2025, our business activities were primarily focused on advancing our two key strategic initiatives: (i) the Kabanga Nickel Project in Tanzania and (ii) the PGM recycling project in partnership with Glencore.

Management’s Discussion and Analysis of financial condition and results of operations
Kabanga Nickel Project
The Kabanga Nickel Project in Tanzania is considered to be one of the world's largest and highest-grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve full in-country value creation.
On July 18, 2025 Lifezone entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. As a result of the transaction Lifezone now owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement, are terminated. Lifezone has assumed full control of 100% of the offtake from the Kabanga Nickel Project. As consideration, a fixed cash payment of $10 million is payable by Lifezone within 30 days after the earlier of: (i) 12 months after the Final Investment Decision at Kabanga; or (ii) once Lifezone has raised $250 million in aggregate funding (whether through equity, debt or alternative sources). A second deferred cash payment is payable within 30 days after the period of 12 months following the achievement of first commercial production. This amount is indexed to Lifezone’s share price performance, with a reference share price of $4.16 per share and a reference amount of $28 million. The maximum amount of total consideration payable by Lifezone is limited to $83 million, or reduced to $75 million if a Resettlement Action Plan ("RAP") Trigger Event occurs.
On June 2, 2025, Lifezone published an Initial Assessment and announced a new staging plan to enhance capital efficiency and optimize economics of the Kabanga Nickel Project.
As one of the world’s largest undeveloped high-grade nickel sulfide deposits, the Kabanga Nickel Project is uniquely positioned to support the global energy transition. With its integrated mine-to-refinery model and strong partnership with the Government of Tanzania, Kabanga offers a scalable, long-life supply of nickel, copper and cobalt.
The Feasibility Study for the Kabanga Nickel Project was released on July 18, 2025 and is a major milestone in the advancement of the Kabanga Nickel Project. The Feasibility Study builds on the foundation established by the Initial Assessment and focuses only on the initial development phase of Kabanga, which includes a 3.4 million tonnes per annum mechanized underground mine, concentrator, tailings storage facility and supporting infrastructure.

The Feasibility Study is based solely on Measured and Indicated Mineral Resources converted to Proven and Probable Mineral Reserves respectively, and does not include Inferred Mineral Resources in the mine plan or economic analysis. Following Lifezone's acquisition of BHP's 17% interest in KNL on July 18, 2025, the Kabanga Nickel Project is 84% owned by Lifezone and 16% by the Government of Tanzania. Project economics presented below are shown on a 100% basis.
•18-year life of mine mining operation with total ore production of 52.2 million tonnes (100% basis; Lifezone attributable is: 43.9 million tonnes) grading 1.98% nickel, 0.27% copper and 0.15% cobalt.
•3.4 million tonnes per annum concentrator, producing a high-grade nickel, copper, and cobalt concentrate grading 17.5% nickel, as an intermediate product for downstream processing, and containing a total of 902,000 tonnes of nickel, 134,000 tonnes of copper and 69,000 tonnes of cobalt over the life of mine (100% basis).
•Low all-in sustaining costs averaging $3.36 per pound of nickel contained in concentrate, net of copper and cobalt by-product credits. Based on analysis provided by CRU International Ltd. (CRU Group), Kabanga will fall within the first quartile of the global nickel cost curve.
•Pre-production capital costs of $942 million, including 9.7% contingency. Total life of mine capital of $2.49 billion includes pre-production capital costs, contingency, capitalized operational expenditures, growth capital, sustaining and closure costs. Life of mine revenue from sales totals $14.1 billion, net of realization costs, with after-tax free cash flow of $4.6 billion.
•After-tax net present value of $1.58 billion using an 8.0% discount rate and after-tax internal rate of return of 23.3%, based on long-term consensus metal prices of $8.49 per pound nickel, $4.30 per pound copper, and $18.31 per pound cobalt.
•The Government of Tanzania is expected to receive an equitable share of the total economic benefits from the Kabanga Nickel Project through the Economic Benefit Sharing Principle. This includes dividends from its 16%

Management’s Discussion and Analysis of financial condition and results of operations free-carried interest, an estimated $1.2 billion in royalties, fees, levies and duties, and $2.4 billion in corporate income taxes based on the Feasibility Study economic model.
Further details of the Feasibility Study can be found at www.lifezonemetals.com.

Lifezone’s Board of Directors has approved the Kabanga Nickel Project Feasibility Study and directed management to commence with the execution readiness phase, including the project financing process leading to a Final Investment Decision and to begin early works and infrastructure development. During this execution readiness phase, Lifezone will advance pending permitting, remaining approvals and commercial tenders, while finalizing technical work to support critical path construction activities. A diversified funding strategy is underway, and discussions are ongoing with strategic investors, off-takers of concentrate and lenders. Kabanga’s strong economics and alignment with global critical minerals priorities positions it well for sustainable financing.

For a discussion of Lifezone’s Framework Agreement with the Government of Tanzania relating to the Kabanga Nickel Project, including equitable sharing of the economic benefits, see Item 10 C of the Lifezone‘s Annual Report on Form 20-F for the year ended December 31, 2024 on www.lifezonemetals.com or www.sec.gov.

PGM Recycling Project in Partnership with Glencore
Through our U.S. -based recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, enabling the circular economy for precious metals in the U.S.
    The partnership between Lifezone and Glencore continues to make steady progress on the U.S. automotive catalytic converter recycling project, with pilot work having advanced to the solvent extraction and ion exchange phase. The recent focus has been on recovery testing of different grading feedstock, with target PGM extractions achieved to date. Efforts remain ongoing to complete the pilot work and prepare the feasibility study before year-end 2025.
The partnership is working on site selection for the commercial plant and due diligence is ongoing. Additionally, Lifezone is exploring options to secure adequate feedstock volumes for its commercial plant and increasing margins.
Critically, the recent U.S. Executive Order on increasing domestic critical minerals production aligns well with Lifezone’s domestic PGM recycling strategy. Lifezone is assessing how it can benefit from the potential incentives provided by this order.
In addition to the original $3 million funded equally in January 2024 by Glencore and Lifezone in May 2025, Lifezone injected a further $2 million in equity into Lifezone Recycling US, LLC towards completion of the pilot program and the feasibility study.
At Simulus, costs covered labor and materials related to the design, construction, and operation of various pilot-scale process circuits, including grinding, leaching, filtration, drying, heat treatment, and associated utilities. Construction of the remaining units—solvent extraction, ion exchange — is substantially complete. To date, approximately 1 metric ton of U.S.-sourced monolith has been processed as part of the ongoing feasibility study. In parallel, engineering and drafting work for the commercial-scale facility is ongoing.
The partnership aims to commercialize a more environmentally sustainable and energy-efficient alternative to traditional smelting and refining methods by applying our Hydromet Technology to PGM recycling. With target PGM extractions demonstrated at pilot scale, we are currently advancing the downstream pilot testwork program and evaluating potential site locations in the United States for full-scale deployment. Completion of a feasibility study is currently expected towards the end of 2025.
For further information also refer to Note 1 – Corporate and Group Information of the unaudited interim consolidated financial statements.

Management’s Discussion and Analysis of financial condition and results of operations
Significant components of results of operations
Other than the net income that Lifezone has generated for the six months ended June 30, 2025 which was driven by the fair value change in embedded derivatives related to the convertible debentures, in the past Lifezone has generated significant losses from its operations as reflected in Lifezone’s accumulated deficit of $451.76 million as of June 30, 2025 (December 31, 2024, $454.47 million). Additionally, Lifezone has generated significant negative cash flows from operations and investing activities as we continue to support the development of our business and the Kabanga Nickel Project. In addition to our capital expenditure for our two key projects, we expect our operating expenses to increase for both workforce-related, other general and administrative and laboratory costs as we seek to expand our patent portfolio, continue to invest in research and development activities, expand the market penetration of our Hydromet Technology and continue to develop the Kabanga Nickel Project.
    In response to recent market conditions, Lifezone undertook and completed a restructuring exercise in early 2025, which included cost and workforce reductions and salary adjustments to improve and maintain financial discipline. This strategic decision was made to ensure Lifezone remains cost-effective during this period of cyclically low nickel prices and increased market volatility.
Significant components of results of operations

		Six months ended June 30
	Note	2025	2024
		$	$
Revenue	4	325,451	49,650
Cost of sales		(173,486)	(12,252)
Gross profit		151,965	37,398
Gain (loss) on foreign exchange		243,447	(60,475)
General and administrative expenses	8	(8,009,430)	(9,559,603)
Operating loss		(7,614,018)	(9,582,680)
Interest income	5	413,909	1,361,638
Fair value gain (loss) on embedded derivatives	7	14,145,000	(356,000)
Interest expense	6	(4,879,843)	(2,364,345)
Income (loss) before tax		2,065,048	(10,941,387)
Income tax		180,816	-
Income (loss) for the period		2,245,864	(10,941,387)
Exchange gain (loss) on translation of foreign operations		321,958	(21,873)
Total comprehensive income (loss) for the period		2,567,822	(10,963,260)

Comparison of Lifezone’s unaudited consolidated results of operations for the six months ended June 30, 2025, and for the six months ended June 30, 2024.
Revenue
Our revenue from external customers is from laboratory services offered by our Simulus business in Australia. As the Feasibility Study for the Kabanga Nickel Project is completed and the PGM recycling project pilot testwork advances, internal demand for Simulus' services is expected to decline. In response, Simulus is proactively seeking third-party and development project clients to offset the anticipated reduction in internally generated revenue.

Management’s Discussion and Analysis of financial condition and results of operations
Lifezone has not generated any revenue from its Metals’ Extraction business, with the Kabanga Nickel Project in the exploration and evaluation stage. We do not expect to generate any revenue from our Metals’ Extraction business in the foreseeable future.
Revenue for the six months ended June 30, 2025, was $325,451, compared to $49,650 for the six months ended June 30, 2024, an increase of $275,801. This increase in revenue was primarily related to Simulus engaging more actively with third-party customers to replace internally generated revenue from the Kabanga Nickel Project and the PGM recycling project with services to external customers.
Cost of sales
Cost of sales for the six months ended June 30, 2025, was $173,486, compared to $12,252 for the six months ended June 30, 2024. The increase in cost of sales corresponds to the increase in the revenue that Simulus has generated during the period.
Exchange gain/loss
Foreign exchange gain for the six months ended June 30, 2025, was $243,447 compared to a loss of $60,475 in the six months ended June 30, 2024. The gain on foreign exchange during the six months ended June 30, 2025 was primarily driven by the strengthening of the British pound (GBP) and Australian dollar (AUD) against the US dollar (USD).
Interest income
Lifezone manages interest generating opportunities through corporate treasury operations by investing group cash in overnight SOFR or term deposit facilities provided by its two primary international banking partner. Interest income for the six months ended June 30, 2025, was $413,909, compared to $1,361,638 for the six months ended June 30, 2024. The interest income decreased primarily as a result of lower average cash balance during the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.
Fair value gain (loss) on embedded derivatives
During the six months ended June 30, 2025 fair value gains on embedded derivatives of $14,145,000 represents the decrease in the fair value of the liability associated with the embedded derivative component of the convertible debentures from $20,768,000 as at December 31, 2024 to $6,623,000 as at June 30, 2025. The decrease in fair value of $14,145,000 is primarily attributable to a decrease in the share price of Lifezone Metals during that period.
During the six months ended June 30, 2024 fair value loss on embedded derivatives of $356,000 represents the increase in the fair value of the liability associated with the embedded derivative component of the convertible debentures. The increase in fair value of $356,000 is largely due to market credit spreads increasing, resulting in a likelihood for a conversion to occur reflected in the higher conversion value.

Interest expense
Interest expense increased from $2,364,345 during the six months ended June 30, 2024 to $4,879,843 during the six months ended June 30, 2025 primarily due to interest expense on the debt portion of the convertible debentures that were issued in late March 2024. Please refer to Note 21 of the interim consolidated financial statements for further information on the terms of the convertible debentures.

Management’s Discussion and Analysis of financial condition and results of operations

General and administrative expenses

	Six months ended June 30,		Six months ended change
	2025	2024
	$	$	$	%
Wages & employee benefits	2,012,451	1,917,963	94,488	5%
Consultancy fees	1,033,921	1,336,019	(302,098)	(23%)
Professional & legal fees	988,210	1,650,061	(661,851)	(40%)
Directors' fees	341,283	360,984	(19,701)	(5%)
Depreciation of property and equipment	476,142	577,062	(100,920)	(17%)
Depreciation of right of use asset	154,599	169,457	(14,858)	(9%)
Amortization of intangible assets	67,919	90,247	(22,328)	(25%)
Provision for VAT receivables	470,263	839,758	(369,495)	(44%)
Impairment of deposit	400,000	-	400,000	n/a
Travel	109,826	251,306	(141,480)	(56%)
Audit & accountancy fees	417,772	130,976	286,796	219%
Rent	216,014	226,332	(10,318)	(5%)
Insurance	590,283	911,013	(320,730)	(35%)
Laboratory costs	255,015	638,822	(383,807)	(60%)
Share based payment expense	-	32,457	(32,457)	(100%)
Other administrative expenses	475,732	427,146	48,586	11%
Total general and administrative expenses	8,009,430	9,559,603	-1,550,173	(16)%
Total general and administrative expenses for the six months ending June 30, 2025, was $8,009,430 compared to $9,559,603 for the six months ended June 30, 2024, a decrease of $1,550,173. The overall decrease was as a result of Lifezone rightsizing its operations, which includes optimizing its workforce to improve and maintain financial discipline. This strategic decision was made to ensure Lifezone remains cost-effective during this period of low liquidity, cyclically low nickel prices and increased market volatility.
Wages and employee benefits amounted to $2,012,451 for the six months ending June 30, 2025 (six months ended June 30, 2024, $1,917,963) an increase of $94,488. Wages and employee benefits included one-off redundancy costs of $825,561 during the six months ended June 30, 2025 in relation to rightsizing Lifezone's operations, mainly related to its Minerals Extraction segment, offset by lower headcount overall, no bonus payments and reduction in salary paid to senior management.
Professional and legal fees amounted to $988,210 for the six months ending June 30, 2025 (six months ended June 30, 2024, $1,650,061) a decrease of $661,851. Professional and legal fees were lower in the six months ended June 30, 2025 primarily due to the non-repeat of costs incurred on the issuance of convertible debentures and a higher spend in the first six months of 2024 in our SOX compliance program.
Consultancy fees amounted to $1,033,921 for the six months ending June 30, 2025 (six months ended June 30, 2024, $1,336,019), were lower by $302,098 due to lowering of the fees on the services provided by permanent consultants as well a reduction in the number of overall consultants.
The insurance cost decrease of $320,730 largely reflects the impact of a renewal of D&O insurance policy in July 2024 with improved commercial terms, including a reduction in premiums of around 40% and a 50% decrease in retention.
Laboratory costs relate to consumables incurred by Simulus amounting to $255,015 (six months ended June 30, 2024, $638,822) in relation to the PGM project.

Management’s Discussion and Analysis of financial condition and results of operations
The “Provision for VAT receivable” reflects the provision of the entire Tanzanian VAT refund claim amounting to $470,263 and $839,758 for the six months ended June 30, 2025 and 2024 respectively. The amount provided in six months ended June 30, 2025 relates to goods and services purchased in that period and is lower than the six months ended June 30, 2024 primarily due to lower business activity in Tanzania. Lifezone began providing for the VAT receivable after TNCL received a letter from the Tanzanian Revenue Authority ("TRA") on November 30, 2023, rejecting its application for VAT refunds related to goods and services procured for the Kabanga Nickel Project between August 1, 2021, and July 31, 2023. TNCL has formally objected to the TRA’s decision, maintaining that the rejection lacks merit since the purchases were made as part of its economic activities in Tanzania, with the clear objective of developing the Kabanga Nickel Project and ultimately producing and exporting metals. Lifezone continues to closely monitor the situation and is actively engaging with the Government of Tanzania to seek a favorable resolution in accordance with local regulations.

During the six months ended June 30, 2025 Lifezone has impaired the non-refundable deposit of $400,000 paid on September 12, 2022, in relation to a non-binding term sheet between LZL and Harmony Minerals Limited and Dutwa Minerals Limited for the acquisition of all the tangible assets and all registered and unregistered IP relating to the Dutwa Nickel Project. The acquisition has not progressed as anticipated and given Lifezone's focus on the Kabanga Nickel Project, management has reassessed the likelihood of the Dutwa transaction happening in the immediate future and its relative strategic significance and considers it unlikely that the acquisition will progress in the foreseeable future. This impairment is included in 'Impairment of deposit' in general and administrative expenses for the six months ended June 30, 2025.

Staff head count as of June 30, 2025, was 90 compared to 153 as of December 31, 2024, a decrease of 63 employees.

	June 30, 2025		December 31, 2024
Geographical Location	Number of workers	% of total	Number of workers	% of total
United Kingdom	13	14.4	14	9.2
Australia	35	38.9	40	26.1
Tanzania	36	40.0	91	59.5
Other	6	6.7	8	5.2
Total	90		153
Liquidity, capital resources and capital requirements
We have incurred recurring net losses (excluding gains on changes in fair value of embedded derivatives) and experienced negative cash flows from operating and investing activities. We expect to continue operating at a loss for the foreseeable future. As at June 30, 2025 and December 31, 2024 we had cash and cash equivalents of $12.51 million and $29.28 million, respectively.
Currently, we generate revenue through our laboratory and engineering services provided by our Australia operations, which form part of our IP segment. However, we have not generated any revenue from our Metals Extraction activities and do not anticipate doing so in the near term. Revenue and cash flows from our IP business are not expected to be sufficient to fund the development of our two primary projects.
To date, we have primarily financed our operations through the issuance of equity and convertible securities. We have no history of monetizing metal streams or royalties, and all of our mining and prospecting licenses are currently unencumbered by commercial streaming or royalty agreements.
As of June 30, 2025, we do not have any material non-cancellable capital expenditure commitments that could not be terminated without significant penalty.
In the absence of sufficient funding, Lifezone may not be able to fully develop its projects. This may have a consequential impact on the carrying value of the related exploration and evaluation assets and the investment in its subsidiaries as well as the going concern status of Lifezone. Given the nature of Lifezone’s current activities, it will remain dependent on equity, mezzanine, alternative or debt funding or monetizing of future off-take from the Kabanga Nickel Project until such time as the Lifezone becomes self-financing from the commercial production of its mineral resources and royalties received from intellectual property rights linked to its Hydromet Technology. To the extent that Lifezone foresees

Management’s Discussion and Analysis of financial condition and results of operations increasing financing risks, jeopardizing the existence of Lifezone, Lifezone can accelerate the reduction of costs and aim for smaller, more targeted capital raises.

On August 8, 2025 Lifezone’s wholly owned subsidiary, Kabanga Nickel Limited, entered into a $60 million senior secured bridge loan facility agreement with Taurus, acting as mandated lead arranger and agent. The facility will support the advancement of the Kabanga Nickel Project by funding the development of critical early-stage work and infrastructure as the company moves towards securing long-term project financing. The facility has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months. The loan bears interest at a rate of 9.25% per annum on drawn amounts, and is subject to an arrangement fee of 2.25% and a commitment fee of 2.5%. As part of entering into this facility Lifezone Metals issued 2.5 million warrants on its ordinary shares to the lenders. The warrants have an exercise price of $5.42 per share, equivalent to 125% of the 30-day VWAP as of the signing date of the facility and will expire five years from the date of issuance. Availability of borrowings under the facility is subject to the satisfaction of customary conditions precedent. This financing represents a major milestone in the advancement of the Kabanga Nickel Project and strengthens Lifezone's position as it moves towards securing project financing.

As the proceeds from the senior secured bridge loan facility agreement with Taurus are specifically allocated for the development of the Kabanga Nickel Project within our Metal Extraction segment, we anticipate that our cash and cash equivalents of $12.5 million as of June 30, 2025, will be insufficient to fund our operating and other expenses in the IP and Corporate segments over the next 12 months. The situation raises substantial doubt about our ability to continue as a going concern, as there can be no assurance Lifezone will be able to raise required financing through a combination of equity offerings, debt financings, collaborations, strategic alliances, off-take agreements and/or licensing arrangements in the future. Notwithstanding this substantial doubt, the directors of Lifezone consider it appropriate to prepare the financial statements on a going concern basis as they believe that Lifezone will be able to raise further funding over the next 12 months. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that may be necessary in the event that Lifezone was unable to continue as a going concern.

To enhance the liquidity position and increase the cash reserve for existing operations and future investments, Lifezone continues to explore off-take arrangements for the metals that it expects to produce in the future from the Kabanga Nickel Project, and it may in the future seek equity, mezzanine, alternative or debt financing. Any such issuances of equity could result in further dilution to our existing shareholders.

Please refer to cash flow from financing activities below for further information on past funding activities.

Project development and funding
To support the Kabanga project development, Lifezone is pursuing a diversified funding strategy comprising a mix of equity, strategic partnerships, and project-level debt. Ongoing discussions are being held with development finance institutions, commercial lenders, and potential strategic investors. The project’s attractive economics, low operating costs and alignment with global critical minerals priorities position Kabanga as a compelling candidate for sustainable financing.
Lifezone has engaged Standard Chartered Bank as financial adviser to support the development of the Kabanga Nickel Project. As noted in the liquidity section above, a short-term development financing package has been agreed on August 8, 2025, to provide sufficient capital to undertake early works and infrastructure developments and to progress through to Final Investment Decision, including proceeding to financial close of the multi-source project finance package.
Lifezone is also in active discussions with several major, diversified counterparties regarding long-term strategic partnerships. Societe Generale is advising Lifezone on the project financing process. This includes potential support from the U.S. Development Finance Corporation (or US DFC) through loans and risk insurance. The project financing process is progressing well and meaningful interest has been received from potential lenders, including export credit agencies.
These initiatives aim to deliver a capital structure aligned with Lifezone’s growth ambitions and development timeline. While BHP’s exit marks a transition, it also presents a unique opportunity to reshape the ownership and financing strategy for long-term value creation.
The total capital requirements for the proposed PGM recycling facility in the United States will become clearer following the completion of the feasibility study. A final investment decision for the PGM recycling plant will be

Management’s Discussion and Analysis of financial condition and results of operations contingent upon a positive feasibility outcome, as well as the completion of front-end engineering design, receipt of required permits, and implementation of an appropriate financing strategy.
If we incur indebtedness to fund the development of these projects, we would face increased fixed financial obligations. Additionally, debt financing could involve restrictive financial and operating covenants, which may limit our operational flexibility and strategic options.

Cash flow results

	Six months ended June 30,
	2025	2024
	$	$
Net cash used in operating activities	(6,711,490)	(10,470,724)
Net cash used in investing activities	(9,827,700)	(24,616,323)
Net cash (used in) provided by financing activities	(286,164)	49,230,396
Net (decrease) increase in cash and cash equivalents	(16,825,354)	14,143,349
Comparison of Lifezone’s cash flows for the six months ended June 30, 2025, and for the six months ended June 30, 2024
a)Cash flow from operating activities
Net cash used in operating activities of Lifezone was $6.71 million for the six months ended June 30, 2025, primarily consisting of general and administrative expenses of the corporate function including wages, salaries and consulting fees paid to staff and legal and professional fees. This is lower than the net cash used in operating activities of $10.47 million for the six months ended June 30, 2024 primarily as a result of rightsizing of operations in early 2025, which included cost and workforce reductions to improve and maintain financial discipline, including reduced legal and professional fees, no bonus payments and the reduction of salaries paid to senior management.
b)Cash flow from investing activities
Net cash used in investing activities of Lifezone was $9.83 million, for the six months ended June 30, 2025. This was primarily driven by $10.18 million of cash used in exploration and evaluation assets. Expenditures relating to the acquisition of property and equipment was $15,539 and patent costs incurred amounted to $43,064, which were partially offset by interest received from banks amounting to $413,909. The spend on the Kabanga Nickel Project was lower in the six months ended June 30, 2025 as the project is approaching completion of the feasibility study.
Net cash used in investing activities of Lifezone was $24.62 million for the six months ended June 30, 2024, relating to the investment in exploration and evaluation assets amounting to $25.82 million, expenditures on property and equipment amounting to $82,674 and patent costs incurred amounting to $72,039, which were partially offset by interest received from banks amounting to $1.36 million.
Land acquisition and the Resettlement Action Plan (“RAP”) spending amounted to $0.8 million during the six months ended June 30, 2025 ($9.6 million during the six months ended June 30, 2024). The RAP relates not only to the resettlement of affected communities, but also includes the restoration of their livelihoods and uplifting living conditions. The RAP outlines the steps and measures that will be taken to ensure that the affected communities are adequately compensated, and that their needs are addressed during the resettlement process.
c)Cash flow from financing activities
Net cash used for financing activities of Lifezone was $0.29 million for the six months ended June 30, 2025 consisting primarily of payments for lease liabilities.

Management’s Discussion and Analysis of financial condition and results of operations
Net cash from financing activities was $49.23 million for the six months ended June 30, 2024 primarily on account of the $49.3 million net proceeds received from the unsecured convertible debenture, net cash from proceeds from share subscription of $1.5 million, offset by lease payments of $0.3 million and interest payments to the holders of the unsecured convertible debenture of $1.2 million.
Capital expenditures
Lifezone’s capital expenditure for the six months ended June 30, 2025, was $10.2 million compared to $26.0 million for the six months ended June 30, 2024.
Capital expenditure primarily comprises costs related to exploration and evaluation activities, transportation, office, and computer equipment, and legal and professional fees incurred by Lifezone required to expand and maintain Lifezone Limited’s portfolio of six active IP patent families.
Research and development, patents, and licenses
Lifezone’s proprietary Hydromet Technology, supported by a team of experienced chemical engineers and metallurgists, underpins our strategy to develop cleaner and more cost-effective alternatives to traditional smelting for nickel and PGM extraction. This technology is central to our commercialization efforts at the Kabanga Nickel Project and other downstream initiatives. As of June 30, 2025, Lifezone has been granted 181 patents and with 80 additional applications in progress in 93 countries relating to Lifezone’s suite of Hydromet Technology and associated processes. These are categorized into six families of principal patents.
For the six months ended June 30, 2025, research and development primarily focused on developing Hydromet applications for lateritic nickel processing and recovery of PGMs from secondary sources. We incurred expenses of $43,064 (June 30, 2024: $72,039) in relation to patents for our technology. We expect to continue investing in R&D, patent filings, and lab infrastructure over the next 12 months to support commercialization efforts.
Through our Tanzanian subsidiary, TNCL, we hold a Special Mining License (“SML”) covering approximately 202 square kilometers over the Kabanga Nickel deposit. This license is required for large-scale mining in Tanzania and remains valid for the productive life of the deposit, subject to regulatory compliance. In addition, we hold five adjacent Prospecting Licenses and have received required environmental approvals, including an updated Environmental and Social Management Plan (“ESMP”), secured in June 2023.

Tabular disclosure of contractual obligations

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$	$	$	$	$
Convertible debentures[1]	62,202,632	5,648,520	56,554,112	-	-
Lease obligations	1,039,945	593,494	446,451	-	-
Purchase obligations[2]	850,167	850,167	-	-	-
	64,092,744	7,092,181	57,000,563	-	-
1The unsecured convertible debentures issued by Lifezone Metals are convertible into Ordinary Shares at the option of the holder at a conversion price of $8.00 per share. The amounts disclosed in the accompanying table reflect principal and cash interest payments, assuming that holders do not elect to convert their debentures into equity.

2Management defines “purchase obligations” as legally binding agreements to purchase goods or services that are enforceable across the business. As of June 30, 2025, Lifezone does not have any take-or-pay arrangements, long-term construction contracts, or fixed supply agreements in place. The majority of current obligations relate to technical services supporting the Feasibility Study for the Kabanga Nickel Project. Most of these contracts are cancellable with a notice period of approximately four weeks. Accordingly, the amounts disclosed under "purchase obligations" are reflective of the ability to cancel contracts on a short notice and are based on historical spending patterns.

Management’s Discussion and Analysis of financial condition and results of operations

Off-balance sheet arrangements
As of June 30, 2025, Lifezone did not have or was not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, results of operations, expenses, or liquidity and capital resources.
Related Party Transactions
Refer to Note 22 for detailed discussion.
Management
Executive Officers and Directors
The following table lists the positions of individuals who currently serve as directors and officers of Lifezone, as at June 30, 2025.

Name	Position(s)
Keith Liddell	Chair, Director
Robert Edwards	Lead Independent Director
Chris Showalter	Chief Executive Officer, Director
John Dowd	Director
Govind Friedland	Director
Jennifer Houghton	Director
Mwanaidi Maajar	Director
Beatriz Orrantia	Director
Dr. Mike Adams	Chief Technology Officer
Ingo Hofmaier	Chief Financial Officer
Gerick Mouton	Chief Operating Officer
Spencer Davis	Chief Legal Officer
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Evan Young	Senior Vice President: Investor Relations and Capital Markets
Item 3. Controls and Procedures
The certification requirements under either Section 13(a) or 15(d) of the Exchange Act apply to periodic quarterly reports on Forms 10-Q and 10-QSB, but not current reports on Form 6-K. Lifezone Metals has designed and maintains disclosure controls and procedures to enable it to make timely disclosure in current reports, even though there is no specific certification requirement relating to this report.
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of Lifezone’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2024. Based on such evaluation, those officers have concluded that, as of December 31, 2024, Lifezone’s disclosure controls and procedures were ineffective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms as a result of the material weaknesses in our internal control over financial reporting. Please refer to Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2024 for more details on material weaknesses in our internal control over financial reporting. While Lifezone is working to remedy these deficiencies, there were no changes in internal controls over financial reporting during the six months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION
Item 1A. Risk Factors
Subsequent to June 30, 2025, Lifezone entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. As a result of this transaction, which took place on July 18, 2025, Lifezone now owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement, were terminated. Lifezone has assumed full control of 100% of the offtake from the Kabanga Nickel Project.

On July 18, 2025, Lifezone also published the Feasibility Study for the Kabanga Nickel Project. The Feasibility Study builds on the foundation established by the Initial Assessment and focuses on the initial development phase of Kabanga. With the release of the Feasibility Study, Lifezone’s Board of Directors has directed management to commence the execution readiness phase, including the project financing process, and to begin early works and infrastructure development. A diversified funding strategy is underway, and discussions are ongoing with strategic investors and lenders.

Accordingly, we are updating, amending and restating the risk factors from the Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), as follows:

Investing in our securities involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occurs, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of the Ordinary Shares could decline, and you could lose part or all of your investment. The risks discussed below may not prove to be exhaustive and are based on certain assumptions that later may prove to be incorrect or incomplete. Lifezone Metals and its subsidiaries may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, or which may prove difficult to mitigate against, and also impair our business or financial condition.

The following discussion should be read in conjunction with the section entitled “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations - Special note regarding forward-looking statements”, the financial statements of Lifezone Metals and the Notes thereto included therein, as applicable, and in conjunction with the Annual Report.

Summary of Risk Factors

An investment in our securities involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in Lifezone Metals include, among other things, the following:

Risks Related to Operational Factors

•The ability to obtain the significant additional capital required to fund Lifezone’s business.
•The impact on Lifezone’s business of geopolitical conditions and social, economic and political stability in the areas in which it operates, including in Tanzania.
•The absence of any operating history at Lifezone on which to evaluate Lifezone’s business and prospects.
•The significant governmental regulations to which Lifezone is subject.
•The risk of required consents, approvals and permits not being forthcoming in time or being changed or revoked, resulting in increased costs and in delays compared to earlier company statements or market expectations.
•Risks related to Lifezone’s acquisitions, partnerships and joint ventures, including the PGM recycling project with Glencore.
•Changes in consumer demand, preference and market prices for metals and products relevant to Lifezone’s business.
•The ability to retain and compete for employees, exploration, resources, capital funding, equipment and contract exploration, development and construction services.
•Risks related to increased costs as the result of inflation or otherwise and changes in interest rates and exchange rates.
•The ability to implement Lifezone’s business strategies.

•Risks related to litigation, tax and other regulatory actions, including our ability to receive VAT refunds in the jurisdictions we operate in and the outcome of the negotiated settlement of withholding tax payments related to Tanzanian legacy entities.
•Lifezone’s reliance on third-party operators, providers and contractors.
•Risks related to Lifezone’s holding company structure, as a foreign private issuer incorporated in the Isle of Man. Risks related to any assertion of control by governments, for strategic and economic reasons, over natural resources located in their territory.
•The impact of accidents, safety incidents, natural disasters, public health, riots or political crises or other catastrophic events.
•Inaccuracies in Lifezone’s assumptions and analyses on which projections or forecasts are based.

Risks Related to the Hydromet Technology and Intellectual Property

•Lifezone’s ability to obtain, maintain, protect or enforce its intellectual property rights and know-how.
•Risks related to the lack of prior deployment of Lifezone’s proprietary technology at a commercial scale and the ongoing development of its technology.
•Risks related to delays in connection with further development of Lifezone’s proprietary technology.
•The ability to find licensees for Lifezone’s Hydromet Technology and its professional and technical services.
•Increases in capital costs for development of recycling processing projects.
•Demand and market prices for PGMs.
•The risk of the project being delayed, not being economically viable or Lifezone not being able to raise sufficient funds to execute the project.

Risks Related to the Metals Extraction Operations

•Changes in the market price of nickel, cobalt and copper.
•The risk of feasibility studies producing low projected project valuations or investor returns impacting the ability to raise further funds and continuing with these projects, leading to impairments of past investments.
•Community unrest and/or in-migration risk.
•The ability to replace the Mineral Reserves and Resources on the area covered by the SML as it depletes.
•Lifezone’s concentration of metals extraction operations in one location.
•Differences in Lifezone’s Mineral Resource Estimates from mineral reserves and final quantities recovered, inaccuracies in estimates of life-of-mine and market price fluctuations and changes in operating and capital costs, which may render mineral extraction uneconomic.
•The highly speculative nature of Lifezone’s exploration activities.
•Lifezone’s reliance on governmental approvals and permits for its metals extraction business and the risk of alterations, suspension or cancellation thereof.

Risks Relating to Lifezone Metals Operating as a Public Company

•Failure of an active and liquid market to develop for Lifezone Ordinary Shares and fluctuations in the market price thereof.
•Lifezone Metals identifying an error in any of its financial statements or a material weakness in its internal control over financial reporting.
•Risks related to Lifezone Metals’ status as a public company, including increased costs and compliance with corporate governance and internal control requirements.
•Risks related to Lifezone Metals’ status as an “emerging growth company” and the reduced disclosure requirements applicable thereto.
•Risks related to Lifezone Metals’ status as a “foreign private issuer”, including Exchange Act reporting obligations and New York Stock Exchange (“NYSE”) corporate governance rules that, to some extent, are more lenient and less frequent than those of a United States domestic public company.
•The potential classification of Lifezone Metals as an inadvertent investment company for the purposes of the United States Investment Company Act of 1940, as amended (the “ICA”).

Risks Related to Sustainability

•Risks associated with failure, or perceived failure, to operate in a responsible, transparent and sustainable manner and failure to provide benefits and mitigate adverse impacts to affected communities and maintain our social license to operate.

•The risk of a negative market reaction if Lifezone does not comply with sustainability standards, frameworks and regulations or if Lifezone mismanages sustainability-related risks and opportunities and if they are not disclosed properly.
•Regulations and pending legislation governing issues involving climate change could result in increased operating costs, delays in project execution or lack of funding.

Risks Related to Operating in foreign jurisdictions, including Tanzania

•Perceptions of risks of operating in developing countries or emerging markets, such as Tanzania.
•Potential risks related to litigation, taxation and other regulatory actions, including our ability to receive value-added tax refunds and the outcome of the negotiated settlement of withholding tax payments related to Tanzanian legacy entities.
•Potential risks associated with water use and tailing storage regulations in Tanzania.
•Potential lack of required infrastructure to begin construction, production and export of products, causing delays and increased capital and operating costs, negatively impacting the financial conditions of Lifezone.
•Risk of impacts from laws and regulations applicable to foreign-owned companies and barriers to foreign investment in Tanzania.
•The potential impact of currency controls and wider fiscal regulations on the operations of the business and the ability to fund projects.
•Potential risk of the downgrading of Tanzania’s debt rating by an international rating agency, or an increase in interest rates in Tanzania, impacting our ability to issue or use letters of credit.

Risks Related to Ownership of Lifezone Metals’ Securities

•The ability of Lifezone Metals to continue to list its securities on the NYSE and comply with the NYSE’s continued listing standards.
•The potential dilution of shareholders from Lifezone Metals issuing additional equity in the future.

Risks Related to Operational Factors Affecting Lifezone

We will require significant additional capital to fund our business, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

We require a substantial amount of capital to progress and develop our metals extraction business, substantially being the Kabanga Nickel Project. Developing a metals extraction project requires a substantial amount of capital in order to identify and delineate mineral resources through geological mapping and drilling, identify geological features that may prevent or restrict the extraction of ore, conduct evaluation, testing and study activities and ultimately construct extraction, processing facilities and related infrastructure, expand production capacity (including by sinking or deepening existing shafts), replenish reserves, purchase, maintain and improve assets, equipment and infrastructure, comply with legal or regulatory requirements or industry standards and meet unexpected liabilities. Large amounts of capital are required to implement projects, and long-term production and processing require both significant capital expenditures and ongoing maintenance and working capital expenditures.

We expect to materially increase our capital expenditures to support the growth of our business and operations in Tanzania, including to support the development of the Kabanga Nickel Project.
    We received an initial investment on December 24, 2021, from BHP of $10 million in LZL and $40 million in KNL, and a further investment of $50 million by BHP in KNL on February 15, 2023. On July 18, 2025, we entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. As a result, Lifezone now owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement, were terminated. Lifezone has assumed full control of 100% of the offtake from the Kabanga Nickel Project. Accordingly, in light of our recent arrangements with BHP, we are solely responsible for raising funding to develop the Kabanga Nickel Project. In addition, we require funding to satisfy the financial obligations under the new BHP arrangements, as well as any obligations we undertake to fund the Kabanga Nickel Project. A diversified funding strategy is underway, and discussions are ongoing with strategic investors and lenders.

Our base case was for BHP to develop the Kabanga Nickel Project and operate the mine. Given our recent arrangement with BHP, we will continue developing on our own the Kabanga Nickel Project with additional funding through debt or equity financing, and monetizing the offtake from the project and/or royalty streams. We are working with Standard Chartered Bank as financial advisors to explore the introduction of other strategic partners for the project and with Societe Generale on a multi-sourced project financing solution. However, there can be no assurance that we will be able to raise such additional funds on favorable terms or at all. As we will require significant additional capital to fund our business, our management regularly evaluates potential sources of liquidity however, the early stage nature of our business may make any potential equity or debt investors unwilling to provide us with the necessary funds. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our operations. We may also have to sell existing assets, such as rights to our Hydromet Technology or interests in the Kabanga Nickel Project or other projects, which would dilute our interests in such assets and any returns therefrom.

If the operations of KNL are not as successful as expected, or we do not receive sufficient economic benefits from the Kabanga Nickel Project, the trading price of Lifezone Metals could be adversely affected. In addition, even if we are to raise necessary funds to develop the project, this may take considerably more time than previously anticipated. If Lifezone Metals raises additional funds in the form of equity financing, the shareholders of Lifezone Metals at the time may be further diluted. Further, under the A&R Articles of Association, the holders of Lifezone Ordinary Shares will not be entitled to any pre-emptive rights or anti-dilution rights. Any failure to raise the necessary funds or delays in any fundraising could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

The Kabanga mining and refining operations will also require significant ongoing maintenance expenditures. See “Item 5 of the Annual Report - Operating and Financial Review and Prospects.”

In addition, subject to completion of the pilot program, feasibility study, legal agreements and FID, the partnership with Glencore for recycling PGMs in the US could require more than the initially estimated capital expenditures to construct a recycling facility. The accuracy of any estimate will likely be increased following the completion of the feasibility study.

We may also require additional capital to fund acquisitions going forward. On September 5, 2022, LZL entered into a non-binding term sheet with Harmony Minerals Limited and Dutwa Minerals Limited, which was subsequently amended and restated on April 27, 2023, pursuant to which we may acquire all the tangible assets and all registered and unregistered intellectual property related to the Dutwa Nickel Project in Tanzania (excluding the Ngasamo deposit in the Dutwa Nickel Project area). The Dutwa Acquisition is unlikely to progress in the foreseeable future and is still subject to the parties completing negotiations and agreeing commercial terms, entering into definitive documentation and, completing various other conditions. In the unlikely event we proceed with the Dutwa Acquisition we may have to make further payments and invest considerable time into the integration of the acquired assets.

Finally, we may have additional capital requirements to the extent we identify and decide to proceed or accelerate exploration activities, evaluate or develop future metals extraction operations, or take advantage of opportunities for acquisitions, joint ventures or other business opportunities. We may also incur major unanticipated expenses and liabilities or our cost estimates could prove to be inaccurate. There can be no assurance that we will be able to obtain necessary financing in a timely manner, on acceptable terms, if at all.

Our business is based on, among other things, expectations as to future capital expenditures, and if we are unable to fund those capital expenditures, as a result of our operations being unable to generate sufficient cash flow or as a result of difficulties in raising debt or equity funding, we will not be able to commence operations, expand our intellectual property licensing business or generate revenue or be able to develop future capital projects or undertake investments, and this may have a material adverse impact on the carrying value of our exploration and evaluation assets and the investment of Lifezone Metals in its subsidiaries. In addition, we may be unable to develop new capital projects so as to continue production at cost-effective levels. Furthermore, any such reduction in capital expenditures may cause us to forgo some of the benefits of any future increases in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project, and we may not be able to follow our rights we may have in equity and debt participation in subsidiary companies, all of which may adversely affect the longer-term results of operations or financial condition.

It is possible that we will borrow additional funds to finance future capital expenditures or for other uses. Our capital expenditures financed by borrowing may increase our leverage and make it more difficult for us to satisfy our obligations, limit our ability to obtain additional financing to operate our business or require us to dedicate a substantial portion of our cash flow to make payments on our debt. This may reduce our ability to use our cash flow to fund working capital, capital expenditures and other general corporate requirements, and place us at a competitive disadvantage relative to some of our competitors that have less debt.

Any future debt we incur and other agreements we enter into may contain, among other provisions, covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities. Given the long-term nature of such agreements, these covenants and restrictions may present material constraints on our operational and strategic flexibility and may preclude us from entering into strategic transactions that would be beneficial to us. A breach of any of these covenants could result in an event of default under the relevant agreement, and any such event of default or resulting acceleration under such agreements could result in an event of default under other agreements. Further, the lenders in respect of such debt may require hedging of some or all of the future metal output which may impose additional restrictions on us.

Our development, growth, future profitability and ability to continue our operations may be impacted by geopolitical conditions and regulatory changes, including in Tanzania.

Our proposed metals extraction operations are planned to be located in Tanzania and, to date, is a project that is intended to license our Hydromet Technology. Changes to, or increased instability in the economic, political or social environment in Tanzania as a result of upcoming elections, including the Tanzanian general election in 2025, could create uncertainty and instability that discourages investment in Tanzania or the wider region and may adversely affect future investments in Lifezone Metals and increase pressure from communities and stakeholders. In addition, socio-political instability and unrest may also disrupt our business, compromise safety and security, increase costs, affect employee morale, impact our ability to deliver our operational plans, create uncertainty regarding mining licenses and cause reputational damage, lead to adverse regulatory changes, any of which could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Further, we may face additional regulatory hurdles or an increase in taxation due to changes in the political regime. For instance, under a previous government in Tanzania, taxes and levies were increased on companies in certain industries, including the mining, telecom and shipping industries.

Shortage of critical skills and industrial expertise in Tanzania remain issues that impact the local economies and the execution of large-scale development projects, like the Kabanga Nickel Project. Several other political and economic factors have led, and may continue to lead, to further downgrades in national credit ratings, and may adversely affect the Tanzanian metals extraction industry as a whole, as well as our operations. Any negative impact on the Tanzanian economy could adversely affect our business, financial condition, results of operations, prospects or liquidity.

In addition, instability in the financial services industry and rising inflation risks may result in unavoidable uncertainties and events that could negatively affect the risk appetite for investments in the equity markets and in Tanzania and metals extraction companies in particular; cause volatility in currency exchange rates, commodity prices, interest rates and worldwide political, regulatory, economic or market conditions; and contribute to instability in political institutions, regulatory agencies and financial markets. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

The United States and other countries may implement actions, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, which along with any retaliatory measures could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations.

We have no operating history on which to base an evaluation of our business and prospects and an evolving business model, which raises doubts about our ability to achieve profitability. There is also an absence of profitable operations in recent periods.

We have no operating history upon which an investor can evaluate our prospects. While LZL was established in 2008 and KNL was incorporated in 2019, no active refinery has licensed our Hydromet Technology and KNL has not operated any metals-producing properties. As of the date of this Interim Report, the only recent source of revenue for LZL has been consulting fees received from joint ventures and third parties and fees from third-party customers following the Simulus Acquisition. These revenues have been immaterial compared to the funds required to develop the Kabanga Nickel Project. As a young business, we are unable to give potential investors any historical basis on which they can evaluate a potential investment. There is also an absence of profitable operations in recent periods.

Production from the Kabanga Nickel Project has yet to begin, and our activities at Kabanga as of the date of this Interim Report have been largely focused on raising capital, organizational matters, staffing, studies and technical assessments, permitting work, limited early works and community development, the setting up of required infrastructure in anticipation of commencing the construction and ultimately the production at the Kabanga Nickel Project. Further, once the Kabanga Nickel Project is commissioned, production is expected to be ramped up to its maximum capacity in a phased manner. As an organization, we have not yet demonstrated an ability to successfully mine the mineral resources necessary for successful commercialization, or enter into offtake agreements with third parties. Consequently, any predictions about our future success or viability may not be as accurate as they could be had we had an operating history. Our operations are subject to the risks inherent in the establishment of a new large-scale business enterprise, including access to capital, successful implementation of our business plan, and limited revenue from operations. We cannot assure you that our intended activities or plan of operation will be successful or result in revenue or profit to us and any failure to implement our business plan may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. We have encountered, and may continue to encounter, unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives.

We are subject to significant governmental regulations that affect our operations and costs of conducting our business and may not be able to obtain all required permits and licenses to place our properties into production.

Our exploration, development and refining activities are subject to laws and regulations governing various matters. These include laws and regulations relating to environmental protection, including emissions, the management of natural resources, management and use of hazardous substances and explosives, exploration and development of mines, production and post-closure reclamation and rehabilitation, imports and exports, price controls, repatriation of capital and exchange controls, taxation, mining royalties, labor standards and occupational health and safety, including mine safety and historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial. Possible future laws and regulations, and potential changes to existing laws and regulations, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our metals extraction assets and those of other companies using our Hydromet Technology. Our operations require licenses and permits from various governmental authorities related to the establishment of our planned facilities, to the production, storage and distribution of our mined products, and to the disposal and storage of wastes and rehabilitation of worked-out and abandoned sites. Such licenses and permits are subject to change in various circumstances at any time and there can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits. See “Item 4 D of the Annual Report – The Description of the Kabanga Nickel Project”.

Moreover, certain laws and regulations may allow governmental authorities and private parties who have a substantial and direct interest in the metals extraction operations or the consequences of the metals extraction operations to bring lawsuits based upon damages to property, the environment and injury to persons (for example, resulting from the environmental and health and safety impacts of our operations), and could lead to the imposition of substantial damages awards, fines, penalties or other civil or criminal sanctions. Further, non-governmental organizations or local community organizations could direct adverse publicity against us or disrupt our operations.

Environmental, social, health and safety laws and regulations change frequently (due to general amendments or amendments brought about as a result of case law) and are generally becoming more stringent across the global metals extraction industry. If our environmental or social compliance obligations were to change as a result of changes to the legislation or in certain assumptions we make to estimate liabilities, or if unanticipated conditions were to arise in connection with our operations, our expenses and provisions and timelines would increase to reflect these changes. If material, these expenses and provisions could adversely affect our business, operating results and financial condition.

The regulatory approval and permitting of our Kabanga Nickel Project may take longer than expected and involve unanticipated events resulting in delays that could negatively impact our business and the results of our operations and cash flows.

The regulatory landscape governing environmental approvals is complex and dynamic. Changes in environmental regulations or the imposition of stricter standards may necessitate modifications to our projects, including the Kabanga Nickel Project, leading to increased compliance costs. A failure to adapt swiftly and adequately to evolving regulatory requirements poses a risk of delays, fines, or legal actions. In addition, it is critical that we secure appropriate environmental and operating approvals and permits as a prerequisite for commencement of our projects. Any delays in the permitting process, whether due to regulatory complexities or stakeholder opposition, could hinder our project timelines. Extended approval timelines could result in increased project costs, interest expenses, and missed market opportunities.

An ESIA process is integral to obtaining approvals, and challenges in preparing a comprehensive and compliant ESIA may lead to delays or denials. In addition, the relevant authorities may issue administrative directives and compliance notices in the future to enforce the provisions of the relevant statutes to take specific mitigating measures, continue with those measures and/or complete those measures. The authorities may also order the suspension of part, or all of, our operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offence and an offender may be liable for a fine or imprisonment, or both, in addition to administrative penalties. Local communities and stakeholders may express concerns or opposition to resource projects on environmental grounds. Opposition may lead to legal challenges, delays in approvals, or reputational damage. Effectively managing relationships with local communities and stakeholders is imperative to mitigate the risk of project disruptions. As a result, the occurrence of any of these events may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Acquisitions, strategic partnerships, joint ventures and other partnerships, including offtake agreements, may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our credit ratings and profitability.

We have entered, and in the future we expect to enter into joint ventures, strategic partnerships, partnership arrangements, acquisition agreements or offtake agreements with other parties in relation to our metals extraction business and our intellectual property licensing business. Any failure of other parties to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on us, the development and operations of our metals extraction business, including the Kabanga Nickel Project, and the intellectual property licensing business, and future joint ventures, if any, or their properties, and therefore could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not, however, be able to identify appropriate acquisition, partnership or joint venture targets in the future, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to negotiate or finance such future acquisitions successfully, enter into partnerships or joint ventures successfully or on favorable terms, or to effectively integrate acquisitions into our current business, and we may lose customers or personnel as a result of any such strategic transaction (in particular the customers and personnel of an acquired business). The process of integrating an acquired business, technology, service or product into our business may divert management’s attention from our core businesses. The integration of any acquired assets requires management capacity. There can be no assurance that our current management team has sufficient capacity, or that it can acquire additional skills to supplement that capacity, to integrate any acquired or new assets and operations and to realize cost and operational efficiencies at the acquired assets or maintain those at the existing operations. It may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on our organizational culture. There can be no guarantee that we will succeed in retaining the key personnel of any acquired businesses. Moreover, we may be unable to realize the expected benefits, synergies or developments that we initially anticipate from such a strategic transaction.

We may also enter into offtake or marketing agreements with respect to the products that will be produced at our projects, including the Kabanga Nickel Project. However, we may not realize the expected benefits from such arrangements. We may not, however, be able to identify appropriate or acceptable offtake partners, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to negotiate successfully, or enter into an agreement on favorable terms.

As we do not own the entire interest in our technology licensing, refinery and metals extraction businesses, other shareholders in such businesses, such as SRL and Glencore, will be able to influence the operations at the respective businesses and significant corporate actions.

We currently own 50% of the shares of Kelltech, where SRL holds the remaining 50% (through its wholly owned subsidiary, Orkid S.a.r.l.). There are reserved matters in respect of certain actions and decisions to be taken by Kelltech and/or any of its subsidiaries, such as entering into partnerships, issuing of long-term debt or material borrowings and paying of management fees to third parties, which require the approval of the shareholders holding not less than 80% of the shares in Kelltech. Accordingly, SRL will be able to influence the operations at the respective businesses of Kelltech and its subsidiaries and initiate or influence significant corporate actions. We cannot assure you that this will not lead to conflicts over decision making at such businesses.

For the partnership with Glencore for recycling PGMs in the US, execution of the project is subject to the successful completion of Phase 1 deliverables, which includes a pilot program, feasibility study, legal agreements and FID by both parties. If Phase 1 is successful, a commercial scale PGM recycling facility will be developed, majority owned by Lifezone Metals, with Glencore being the sole off-taker of refined PGMs from the facility. Glencore would also provide a working capital facility to fund the operations. If Lifezone Metals is unable to achieve economic PGM recovery rates, deliver on-spec materials to Glencore or there are delays or there is an event of default or a covenant breach of the working capital facility, this could pose a material risk for Lifezone Metals’ interest in the partnership.

Currently, our subsidiary, KNL, holds 84% of the interest in TNCL, where the Government of Tanzania holds the remaining 16%. For a discussion of the economic potential allocations between the Government of Tanzania and KNL, please see "Risk Factors - A delay in our delivery of the Kabanga Nickel Project Joint Financial Model could negatively impact our business and our results of operations and cash flows" and "Item 10 C of the Annual Report - Material Contracts — Arrangement with the Government of Tanzania — Framework Agreement."

A delay in our delivery of the Kabanga Nickel Project Joint Financial Model could negatively impact our business and our results of operations and cash flows.

A Framework Agreement exists with the Government of Tanzania for the development and operation of the Kabanga Nickel Project, which describes the equitable Economic Benefit Sharing Principle (“EBSP”) between KNL and the Government of Tanzania. The overarching principle is that KNL and the Government of Tanzania equally share income derived from the Project over the life, where Government of Tanzania’s income is derived from dividends, taxes, royalties, duties, and levies.

The acquisition by Lifezone Limited of BHP’s 17.0% equity interest in KNL does not impact the SML or the Framework Agreement between KNL and the Government of Tanzania. The equitable EBSP outlined in the Framework Agreement describes the requirement for a Joint Financial Model to guide the management and operations and how and when the Government of Tanzania will derive income from the Project.

The Joint Financial Model currently exists in draft between KNL and the Government of Tanzania, and LZM will continue to engage with the Government of Tanzania to finalize the Joint Financial Model, giving investors certainty on the quantum of taxes, royalties, duties, etc. Finalization of the Joint Financial Model is a condition precedent for the Project Final Investment Decision and therefore any delays could impact on the overall Project execution timeline.

Lifezone does not have substantive mining expertise, and unless Lifezone is able to enter into commercial arrangements with third-parties to have substantial mining experience, this may cause material and adverse impacts on our business, financial condition, and the development of the Kabanga Nickel Project, potentially causing substantial delays and raising substantial doubt about our ability to continue as a going concern.

Our operations, and specifically the metals extraction operations, will be capital intensive. We require and will continue to require significant additional capital to fund our business, including to develop the Kabanga Nickel Project into a sustainable and operational nickel mine and refinery.

While our senior management has substantial experience in the industry and with respect to operating projects such as the Kabanga Nickel Project, BHP’s involvement with the Kabanga Nickel Project, given its reputation and experience, was a key component of our plans to develop the Kabanga Nickel Project and our original business strategy relied on the T2 Option Investment by BHP. As previously discussed, on July 18, 2025, Lifezone entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. As a result of the transaction Lifezone now owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement, are terminated. Lifezone has assumed full control of 100% of the offtake from the Kabanga Nickel Project. We expect to continue developing the Kabanga Nickel Project with additional funding through debt or equity financing, monetizing the offtake from the project and/or royalty streams and we may also explore other strategic partners for the project. However, the recent arrangements caused us to lose the potential additional financing from BHP, as well as its mining expertise. This loss in access to additional financing and mining expertise could result in an adverse effect on our financial position or liquidity.

We have never generated any substantial revenue or any profit and such condition raises substantial doubt about our ability to continue as a going concern. There is uncertainty regarding our ability to implement our business plan and to grow our business to a greater extent than we can with our existing financial resources without additional financing. Our long-term future growth and success is dependent upon our ability to raise additional capital, and implement our business plan. The recent July 18, 2025 arrangement with BHP presents an opportunity to reshape the ownership and financing strategy for the Kabanga Nickel Project but could over time also impede our ability to fully implement the strategy of our metals extraction business and grow our metals extraction business, which might result in a substantial delay in the project timeline as we explore the introduction of other strategic partners.

Changes in consumer demand and preference for metals relevant to us could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Because our revenue is for the foreseeable future expected to be derived from the sale of nickel, and to a lesser extent, cobalt, copper and PGMs, changes in demand for, and the market price of, and taxes and other tariffs and fees imposed upon, these metals and products related to these metals could significantly affect our profitability. Our financial results may be significantly adversely affected by declines in the prices of such base metals. Base metals and PGMs prices may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, taxes, inflation or deflation, fluctuations in the relative value of the U.S. dollar against foreign currencies on the world market, shipping and other transportation and logistics costs, global and regional supply and demand for base metals or PGMs, potential industry trends such as competitor consolidation or other integration methodologies, and the political and economic conditions of countries that produce and procure base metals or PGMs. Protracted periods of low prices for base metals, PGMs and related products could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, production operations, impair asset values and reduce our proven and probable nickel, cobalt and copper orebodies. Furthermore, supply side factors have a significant influence on price volatility for base metals and PGMs.

The impact of inflation and/or escalating cost of capital could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

The negative impact of inflation and capital cost escalation poses significant challenges to the future development of the Kabanga Nickel Project and the development of capital-intensive extractive industry projects in general. These factors are being monitored by Lifezone but have the potential to adversely affect the commercial viability of the Kabanga Nickel Project and the overall prospects of our businesses. The Kabanga Nickel Project and other resource projects which we undertake involve substantial initial capital investment. An increase in inflation or the cost of capital has the potential to erode the economic viability of our projects, as our initial cost estimates may prove inadequate. This, in turn, may lead to lower-than-expected returns on investment, impacting on our overall financial performance and our ability to attract future funding.

An increase in the cost of capital can pose challenges in securing financing needed for our resource projects. Lenders and investors may be hesitant to commit funds if there is uncertainty regarding the ultimate cost of the projects and their returns. This may result in increased financing costs and/or delays in project financing and the start of construction. Furthermore, inflation and capital cost escalation can lead to delays in project execution and completion. Unforeseen cost increases may require us to reassess project budgets and timelines, leading to potential delays in production and revenue generation. Delays could also result in missed market opportunities and contractual obligations. As a result, the occurrence of any of these events may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

If we lose senior management or are unable to hire and/or retain sufficient technically skilled employees, our business may be materially adversely affected.

Our ability to commence operations, sustain existing activities, innovate, implement continuous improvement, or expand depends heavily on our ability to attract, develop and retain senior management and key employees with the requisite knowledge, skills, experience and other competencies. For additional information regarding our employees, see “Item 6 D of the Annual Report - Employees.”

Our operations require employees with expertise in hydrometallurgical refining processes, particularly with respect to our Hydromet Technology. While this expertise is scarce globally, it is more pronounced in some of the countries where we operate, such as Tanzania. Further, as the adoption of our Hydromet Technology grows, such scarcity may be further exacerbated.

Our reliance on advanced hydrometallurgical processes necessitates comprehensive employee training programs. These programs may require long lead times, significant investment in infrastructure, and the development of internal training programs or partnerships. Such training programs will require additional infrastructure and working capital expenditure. Despite such efforts, we may face difficulties in recruiting and retaining appropriate senior management, technically skilled employees (including the employees trained by us) or other management personnel, as they may become valuable to competitors or seek other opportunities. This could necessitate increased remuneration packages, including higher base salaries, sign-on bonuses, and short- and long-term incentives.

Additionally, our ability to respond to these challenges is compounded by the need for robust succession planning, particularly for senior management and technical leadership roles. Failure to implement effective succession planning or retain adequately skilled personnel could adversely impact our ability to manage operations, achieve strategic objectives, and maintain competitive advantage. This risk applies not only to our operations in Tanzania but also to our operations in other jurisdictions, where similar challenges may arise due to local market dynamics or skill shortages.

We may be unable to compete successfully for employees, exploration, resources, capital funding, equipment and contract exploration, development and construction services with our competitors.

The metals extraction industry is competitive in all of its phases, and many of our competitors have greater financial resources and a longer operating history than us. We may encounter competition from other metals extraction companies in our efforts to hire experienced mining professionals and professionals having expertise in hydrometallurgical refining. In addition, competition for exploration resources at all levels is intense. Increased competition could adversely affect our ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable producing properties or prospects for mineral exploration in the future. Increases in nickel, cobalt, copper, PGMs or other metal prices have in the past, and could in the future, encourage increases in mining exploration, development and construction activities, which could result in increased demand for, and cost of, exploration, development and construction services and equipment.

Increased demand for, and cost of, services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of these outcomes could materially increase project exploration, development or construction costs or result in project delays, or both. As a result of this competition, we may be unable to maintain or acquire attractive mining properties, install, maintain or acquire refineries in respect of our Hydromet Technology or attract better or more qualified employees.

Increased labor costs could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

A number of factors may adversely affect the labor force available or increase labor costs from time to time, including high employment levels, inflationary pressures and government regulations. A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased wage rates to attract and retain employees, and could negatively affect our ability to complete our metals extraction projects according to the required schedule or otherwise efficiently operate our businesses. Additionally, there is a risk of not meeting the local content requirements where an appropriately skilled workforce in the country is lacking. If we are unable to hire, train, upskill and retain employees capable of performing at a high level, our businesses could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse impact on our business, financial condition, results of operations, prospects or liquidity.

Tanzanian laws and regulations require businesses to pay statutory employee benefits, including pensions, medical insurance (currently not mandatory in Tanzania, but proposed legislation may require mandatory medical insurance for employees and their immediate family), work- related injury insurance, and maternity insurance. While these represent minimum requirements, industry best practices often include broader benefits, such as family-inclusive medical insurance and education allowances for dependents, with failure to meet these expectations risking employee dissatisfaction, industrial disputes, and reputational harm.

Non-compliance with statutory obligations could result in fines, penalties or reputational damage which could impact our business. If the relevant authorities determine that our businesses are required to make supplemental social insurance and housing fund contributions or subject them to fines and legal sanctions, our business, financial condition and results of operations could be adversely affected. We expect labor costs, including wages and employee benefits, will continue to increase. Unless we can offset these through operational efficiency, workforce optimization, or by passing them on to customers, our financial performance may be adversely affected.

For further details, see “Risk Factors - Risks Related to Operational Factors Affecting Lifezone Metals - Our operations and profits may be adversely affected by labor unrest and union activity and compliance with labor legislation.”

The successful implementation of our business strategies and plans is dependent on the performance of our management and external factors. Any failure to implement our business strategies and plans may have a material adverse effect on our business and operations.

Our ability to successfully implement our business strategy and plans for our metals extraction business, the Kabanga Nickel Project and our intellectual property licensing business, and specifically the development of the partnership with Glencore for recycling PGMs in the US within our intellectual property licensing business, is dependent on the performance of our management. If our management is unable to execute on our business strategies, then our development, including the generation of revenues and our sales and marketing activities would be materially and adversely affected. In addition, our management may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any future growth. If we lose key members of our management team or are unable to replace or hire new management members with sufficient skill, experience and/or business relationships, this may have a material adverse effect on our management’s ability to implement our business strategy and plans. This could in turn have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

We may be involved in litigation, and unfavorable decisions may be entered against our company, subsidiaries, management, and/or controlling shareholders in legal and administrative proceedings.

We, our subsidiaries, management and/or controlling shareholders, if any, may be subject to litigation, arbitration and other legal and administrative proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental, social, community and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include negative publicity, costly damage awards or settlements, fines and the loss of licenses, concessions or rights, among other things. We may also become subject to claims from individuals who live in proximity of our projects based on alleged negative social impacts or health effects related to our operations. In addition, we may subsequently become subject to legal proceedings or claims contesting the development or operation of our projects. Further, in the event of a dispute, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the Isle of Man, Tanzania, the United Kingdom, Australia, and the US. An adverse or arbitrary decision of a foreign court could have a material adverse impact on our financial performance, cash flow and results of operations.

We currently rely on intellectual property laws as well as confidentiality procedures, cybersecurity practices and contractual provisions and restrictions, to protect the intellectual property rights and other proprietary rights relating to our products, proprietary processes and proprietary technology, including our Hydromet Technology. Despite efforts to safeguard and maintain our proprietary rights, there can be no assurance that we will be successful in doing so or that our competitors will not independently develop products or technologies substantially equivalent or superior to ours. Protecting or defending our intellectual property rights, determining the validity and scope of the proprietary rights of others, or defending against claims of infringement or invalidity may require litigation. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of management resources, either of which could have a materially adverse effect on our business, financial condition, results of operations, prospects or liquidity, see “Risk Factors - Risks Related to our Hydromet Technology and Intellectual Property.”

Any such legal proceedings or disputes could delay our ability to complete the development of a project in a timely manner or at all, or materially increase the costs associated with commencing or continuing commercial operations at a project. Moreover, our intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new licensing agreements with third-party licensees on reasonable terms. In addition, unauthorized use of our intellectual property rights or our inability to preserve existing intellectual property rights could adversely impact our competitive position or results of operations and the loss of our patents could reduce the value of the related products and technologies. The success of our business depends, in part, on our ability to utilize our proprietary process technologies and we could encounter unforeseen problems or costs, or both, in scaling up our technologies to commercial applications. If unfavorable decisions are rendered in one or more lawsuits or should we be unable to resolve disputes favorably or to enforce our rights, we could also be required to pay substantial amounts, which could materially adversely affect our results of operations, cash flows and financial condition.

Our operations may be subject to litigation or other claims in relation to tax regulations and challenges by tax authorities.

We have a footprint in a number of countries, including Tanzania, South Africa, the United Kingdom, Australia, US and the Isle of Man, and are subject to numerous tax regulations in various jurisdictions and are regularly examined in this regard. Changes in our global mix of earnings could affect our effective tax rate. Furthermore, changes in tax laws could result in higher tax-related expenses and payments. Legislative changes in any of the countries in which we operate could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. Additionally, the uncertain tax environment in some regions in which we operate may limit our ability to successfully challenge adverse determination by any local tax authorities. We operate in countries with complex tax rules, which may be interpreted in a variety of ways and could affect our effective tax rate. Future interpretations or developments of tax regimes or a higher than anticipated effective tax rate could have a material adverse effect on our tax liability, return on investments and business operations.

In addition, we and our subsidiaries and affiliates operate in, are incorporated in, and are tax residents of, various jurisdictions. The tax authorities in the various jurisdictions in which we and our subsidiaries and affiliates operate, or are incorporated, may disagree with and challenge our assessments of our transactions, tax position, deductions, exemptions, where we or our subsidiaries or affiliates are tax resident, application of tax treaties or the content of these, or other matters. If we or our subsidiaries and affiliates are unsuccessful in responding to any such challenge from a tax authority, we, or our businesses, may be required to pay additional taxes, interest, fines or penalties, may be subject to taxes for the same activity in more than one jurisdiction or may also be subject to higher tax rates, withholding or other taxes. A successful challenge could potentially result in payments to the relevant tax authority of substantial amounts that could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Even if we, or our subsidiaries and affiliates, are successful in responding to challenges by tax authorities, responding to such challenges may be expensive, consume resources or divert management’s time and focus from our operations. Therefore, a challenge as to our, or our subsidiaries’ and affiliates’, tax position, status or transactions, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

We use and expect to use third-party operators, providers and contractors, and the lack of availability, or failure to properly perform services, of one or more of these third-party operators, providers and contractors may adversely affect us.

Our current base case business strategy involves use of third-party operator, providers and contractors to develop the Kabanga Nickel Project and operate the mine. Operational difficulties at these mines, increased competition for contract miners, equipment and personnel from other metals extraction companies and other factors beyond our control could affect the availability, cost and quality of the nickel, cobalt and copper produced for us by the operator. Disruption in our supply of nickel, cobalt and copper could impair our ability to fill our customers’ orders or require us to pay higher prices to obtain the required nickel, cobalt and copper from other sources. Any increase in the per-ton compensation for services we pay for the production and marketing of nickel, cobalt, and copper products could increase our costs and therefore, lower our earnings and adversely affect our results of operations. We may engage with a joint venture or offtake partner to undertake certain roles and we are exploring sources of capital, which may, among other things, lead to substantial delays in the project timeline. There can be no assurance that a joint venture or offtake partner willing to undertake such roles can be found in a timely manner or at all.

Further, the lack of availability of, or failure to properly perform services by, one or more third-party providers and contractors, which we depend on, could result in a decrease in our production (once commenced) or delays in the development of projects, which in turn could impact our results of operations and financial condition. In particular, certain resources are only available through a limited number of third parties, and lead times, work slowdowns, stoppages, or other labor-related developments or disputes involving such third parties or contractors are out of our control. Additionally, we are required to abide by local content regulations in Tanzania, pursuant to which we are required to work with select local suppliers that satisfy the local content requirements. In the event such requirements change or the local suppliers we currently work with cease to be eligible under such requirements, we may have to source the requisite materials from other local suppliers which may cause a disruption in our operations. There can be no assurance that we will be able to secure in a timely manner, on commercially acceptable terms or at all, the provision of all the services that we will need to execute our exploration and development plans, or that such arrangements (both current and planned) will be sufficient for our future needs or will not be interrupted. In addition, we may incur liability to third parties as a result of the actions of our contractors.

In addition, certain of the services we require are, or may in the future be, available on commercially reasonable terms only from a limited number of auditable and properly licensed providers, and we may encounter difficulties in securing the services of specialized contractors due to the high demand for those services. As a result, we are dependent on external contractors who are performing satisfactorily and fulfilling their obligations. While we are not aware of any specific matters, our business and development plans may be adversely affected by any failure or delay by third parties in supplying these services, any change to the terms on which these services are made available, or the failure of such third-party providers to provide services that meet our quality or volume requirements. If we are obliged to change the provider of such services, we may experience additional costs, interruptions to production, or other adverse effects on our business. There is a risk that we may not be able to find adequate replacement services on commercially acceptable terms, on a timely basis, or at all.

The occurrence of one or more of these risks could have a material adverse effect on business, financial condition, results of operations, prospects, ownership of assets or liquidity. We will rely on outside contractors to perform key roles, such as drilling and blasting, loading and hauling, mine development, plant, refinery and infrastructure design and construction, environmental services, relocation services, engineering, security and logistics. In the medium term, the success of our operations and activities remains dependent to a significant extent on the efforts and abilities of outside contractors, particularly in relation to the aforementioned activities, and therefore our operations remain significantly reliant on their performance.

Should we be unable to acquire or retain providers of key services on favorable terms, or should there be interruptions to, or inadequacies with, any services provided, we may need to incur capital and operating expenditure. This could have a material adverse effect on our business, financial condition, timelines, results of operations, prospects or liquidity.

Our operations and profits may be adversely affected by labor unrest and union activity and compliance with labor legislation.

Organized labor dynamics in the metals extraction and related sectors are volatile and unpredictable, varying significantly across the jurisdictions in which we operate. Labor unrest risks may be influenced by local laws, union strength, and socio-political factors. These dynamics may result in operational disruptions, wage negotiations accompanied by lawful or unlawful strikes, work stoppages, picketing, sabotage, or other industrial actions. Activist unions and rivalries between unions may destabilize labor relations in our facilities and metals extraction operations, increasing the likelihood of unplanned labor action.

Even if our direct operations are not affected, labor unrest within our supply chain or among contractors and industry peers could disrupt critical activities, delay project timelines, or increase costs.

Significant labor disputes, whether internal or within the broader supply chain, could force us to shut down operations temporarily or incur higher costs to resolve disputes.

Evolving labor legislation in the jurisdictions where we operate could also impose additional costs or operational constraints. Non- compliance with labor laws, whether intentional or inadvertent, may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

For further details, see “Risk Factors - Risks Related to Operational Factors Affecting Lifezone Metals - Increased labor costs could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.”

If our operations do not perform in line with expectations, we may be required to write down the carrying value of our assets, which could affect any future profitability and our ability to pay dividends.

Under IFRS, we are required to test the carrying value of assets with an indefinite life, like goodwill or cash-generating units for impairment annually, or if there are indicators of impairment, and otherwise when we have reason to believe that the future cash flows generated by our assets may no longer support the carrying value of such assets. If the results of operations and cash flows generated by Simulus, our Hydromet Technology licensing or the metals extraction operations are deteriorating and may not support carrying values, we may be required to write down the carrying value of these assets partially or completely. Any write-down could materially affect our business, operating results, operations and financial condition.

We are subject to exchange rate and interest rate fluctuations, which may be harmful to our business. Further, our business, results of operations, and financial condition may be adversely affected by inflation.

We are exposed to exchange rate risk because we have assets and liabilities and future cash flows and earnings denominated in non- functional currencies. Our Kabanga operations are located in Tanzania. When operational, any output sold therefrom will be priced in U.S. dollar terms in international markets; however, we incur expenses in respect of the Kabanga operations in TZS. We also have personnel in the United Kingdom and Australia and accordingly incur related expenses in pound sterling and AUD, respectively. The impact on our results of any change in the TZS, pound sterling or AUD against the U.S. dollar exchange rate could be substantial. Inversely, any depreciation of such currencies against the U.S. dollar could have a positive impact on our financial results. We do not expect to enter into long-term currency hedging arrangements and thus will be mainly exposed to the spot market exchange rate. See “Item 5 of the Annual Report - Operating and Financial Review and Prospects.”

Our holding company structure makes us dependent on the operations of our subsidiaries.

Lifezone Metals is a company limited by shares incorporated and registered under the laws of the Isle of Man. The material assets of Lifezone Metals are its direct and indirect equity interests in its subsidiaries. Lifezone Metals is, therefore, dependent on payments, dividends, distributions and royalty payments from its subsidiaries, and royalty payments from other clients, to pay its operating and other expenses and to pay future cash dividends or distributions, if any, to holders of the ordinary shares, and it may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries and joint ventures make with respect to our equity interests in those subsidiaries.

Due to an inadvertent administrative error during incorporation, the articles of association of each TNCL Subsidiary imply that the Government of Tanzania has a 16% interest in such TNCL Subsidiary in addition to the 16% non-dilutable free-carried interest in TNCL.

The Government of Tanzania and KNL entered into the Framework Agreement to jointly develop, process and refine the concentrate from the Kabanga Nickel Project. To achieve this objective, the Government of Tanzania and KNL set up a Tanzanian company, TNCL, which owns two Tanzanian subsidiary companies, TNMCL and TNRCL, to carry out mining operations and mineral refining, respectively. As of the date of this Interim Report, the SML has been issued to TNCL and the TNCL Subsidiaries do not have any operations or assets. The Framework Agreement provides for ownership by TNCL of the TNCL Subsidiaries as wholly owned subsidiaries and the share counts of the TNCL Subsidiaries reflect this correctly. However, whilst the register of members of each TNCL Subsidiary correctly records TNCL as holding 4,999 shares and the Government of Tanzania as holding 1 share, the articles of association of each TNCL Subsidiary incorrectly indicate that the Government of Tanzania holds a 16% interest and as such TNCL holds an 84% interest in each TNCL Subsidiary. Correcting the inadvertent error in the articles of association of the TNCL Subsidiaries will require the Government of Tanzania and TNCL to amend the articles of association of the TNCL Subsidiaries, which we expected to have occurred in 2024, but which has not occurred as of the date of this Interim Report. For more information, see “Item 10 C of the Annual Report – Material Contracts - Arrangement with the Government of Tanzania, Framework Agreement.”

Under the terms of the Framework Agreement, KNL is expected to own an 84% indirect interest in each TNCL Subsidiary. However, as of the date of this Interim Report, due to the 16% non-dilutable free-carried interest held by the Government of Tanzania in each TNCL Subsidiary, KNL owns a 70.56% indirect interest in each TNCL Subsidiary. Until the articles of association of the TNCL Subsidiaries are amended to remove the Government of Tanzania’s 16% interest, the shareholders of Lifezone Metals indirect interest in the TNCL Subsidiaries will be diluted.

We expected that the Government of Tanzania would amend the articles of association of the TNCL Subsidiaries to provide that the TNCL Subsidiaries are wholly owned subsidiaries of TNCL in 2024. However, as of the date of this Interim Report, the Government of Tanzania has not done so and has not provided us with any written confirmation that it will amend the articles of association of the TNCL Subsidiaries. We cannot guarantee the Government of Tanzania will amend the articles of association of the TNCL Subsidiaries in a timely manner, or that any such amendment will occur at all. We may incur expenses in connection with the Government of Tanzania’s amendment of the articles of association of the TNCL Subsidiaries and we cannot guarantee that obtaining such amendments will not require legal proceedings. Any such legal proceedings could delay our ability to complete the development of the Kabanga Nickel Project in a timely manner or at all, or materially increase the costs associated with commencing or continuing operations at the Kabanga Nickel Project.

Our failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions, and other similar laws and regulations could negatively impact our reputation and results of operations.

We and our associates are required to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include Isle of Man, Tanzanian, British, US and Australian anti-bribery and corruption legislation, as well as the laws of the other countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. These and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from, among other things, corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for, among other things, issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.

In respect of our metals extraction operations in Tanzania, there are several pieces of legislation that relate to anti-corruption activities and impose large penalties (custodial and non-custodial penalties) in the event of any breaches. The Kabanga Nickel Project in Tanzania is subject to the Prevention and Combating of Corruption Act, 2007, which applies in conjunction with other related laws, like the Anti Money Laundering Act, 2006, the Economic and Organized Crimes Control Act, Cap 200 R.E 2002 and the Criminal Procedure Act, Cap 20 R.E 2002. These laws and regulations aim to restrict corrupt activities and impose penalties which can include imprisonment and/or fines which can be imposed on individual directors, including those of TNCL and KNL and on TNCL and KNL as corporate bodies.

We and our associates are also required to comply with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the United States Department of Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations.

Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. We may from time to time investigate potential or alleged violations of these laws and regulations. Investigations of alleged violations can be expensive and disruptive and may lead to suspension of operations until the completion of investigations. We continuously develop and maintain policies and procedures designed to comply with applicable anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions, and other similar laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, results of operations and financial condition

We are subject to global resource nationalism trends which encompass a range of measures, such as seeking the greater participation of historically disadvantaged or indigenous people, expropriation or taxation, whereby governments seek to increase the economic benefits derived by their countries from their natural resources.

We are subject to the potential impact of resource nationalism trends. These measures include a government holding a stake directly in companies holding mineral projects (as is the case with the Kabanga Nickel Project), increased taxation of mineral projects including windfall taxes and requiring companies to meet domestic beneficiation requirements, such as local processing rules, export taxes or restrictions, charges on unprocessed ores or expropriation. Further, the countries in which we operate may in the future have political regimes that may not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.

In Tanzania, certain laws can be passed under the certificate of urgency, particularly those in the extractive sector, meaning that they may not go through the ordinary process of collecting opinions from stakeholders or publication of bills which have to be debated in the parliament prior to being passed into law. Such steps may prevent us from actively participating in the consultative process and sharing our views with the relevant governmental authorities prior to the proposed legislation becoming law.

We cannot predict the outcome or timing of any amendments or modifications to public policies or applicable regulations or the interpretation thereof, the implementation of new policies or regulations and the impact these may have on our business. As a result, political, legal, social and economic conditions in Tanzania and South Africa and any other country in which we have interests and operations can have a significant effect on our business, financial condition, results of operations, prospects or liquidity.

Unexpected operational accidents, health and safety incidents and natural disasters, public health or political crises or other catastrophic events may adversely affect our operations.

Our operational processes may be subject to operational accidents and health and safety incidents, such as traffic accidents, accidents related to the operation of equipment and handling of chemical substances by our employees or contractors, inclement weather, incorrect operation, flooding, loss of power or water supply, environmental pollution and mechanical critical equipment failures. Our operations may also be subject to unexpected natural disasters such as earthquakes, floods or public health emergencies such as pandemics or political crises or other catastrophic events which could adversely affect our ability to produce and deliver minerals and in general our business, financial condition and results of operations.

The occurrence of one or more of these events may result in the death of, or personal injury to, personnel, the loss of mining and refining equipment, damage to or destruction of mineral properties or production and infrastructure facilities, disruptions in production, increased costs, environmental damage and potential legal liabilities, all of which could have an adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Our insurance coverage may not adequately satisfy all potential claims in the future.

Currently, we only have medical insurance for our employees at the Kabanga Nickel Project site, vehicle insurance and life insurance, and director and officer insurance. Although we have an insurance program and expect to continue to have one, we may become subject to liability at the Kabanga Nickel Project site for pollution, occupational illness or other hazards subject to political risks against which we have not been insured, cannot insure or are insufficiently insured, including those relating to past mining activities. If we suffer a major loss at the Kabanga Nickel Project site, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, our insurance coverage may not fully cover the extent of claims against it or any cross-claims made.

Further, mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations at the Kabanga Nickel Project site will be subject to all the hazards and risks inherent in the exploration for mineral resources and, if we discover a mineral resource in commercially exploitable quantity, our operations could be subject to all of the hazards and risks inherent in the development and production of resources, including liability for pollution, environmental damage, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material adverse impact on our company.

Should we suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, our insurance coverage may not fully cover the extent of claims against it or any cross claims made.

Moreover, we currently do not have cybersecurity and political risk insurance, and any such insurance we may obtain in the future may not be sufficient to cover actual losses or may not apply to the circumstances relating to any particular loss.

We use information, communication and technology systems, which record personal data and critical corporate and financial information. Failure of or damage to these systems, cyber threats, disruption or the failure to protect corporate and personal data, could significantly impact our business and operations.

We use and are reliant on various internal and external information, communication and technology system applications to support our business activities (which includes the processing of both personal and sensitive personal information of employees in accordance with the applicable employment legislation), metals extraction systems, and other systems and applications. Damage or interruption of our information, communication and technology systems, whether due to accidents, human error, natural events, or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, thereby adversely affecting our business, operating results and financial condition. Such threats are persistent and evolve quickly, and we may in the future experience such cybersecurity threats. While we continuously take measures to protect our data and to protect our computer systems from attack, in accordance with our data protection obligations, these measures may not prevent unauthorized access to our systems or theft of our data. As the techniques used to obtain unauthorized access to or to sabotage information technology systems change frequently and are often not recognized until after they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

The information security management system protecting our information, communication and technology infrastructure and network may be subject to security breaches (e.g., cybercrime or activists) or other incidents that could result in loss of intellectual property, disclosure of commercially or personally sensitive information, misappropriation of funds, increased health and safety risks to people, disruption to our operations, environmental damage, legal or regulatory breaches and liability, other costs and reputational damage. Given the increasing sophistication and evolving nature of this threat, we cannot rule out the possibility of their occurring in the future. An extended failure of critical system components and the required response, caused by accidental or malicious actions, including those resulting from a cybersecurity attack, could result in a commercial loss, interruption to operations, loss of access to critical data or systems, significant environmental incident, unfavorable publicity, damage to our reputation, difficulty in marketing our services, allegations that we have not performed our contractual obligations, indemnification obligations, regulatory investigations, fines or penalties, litigation or other claims by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of our information and other business delays or disruptions, any of which could have an adverse effect on our business, financial condition, results of operations, prospects or liquidity.

We receive, generate, store and process sensitive information, such as personal information in accordance with the principles of lawful processing of personal information contained in various applicable data protection laws. Notwithstanding the operational and technical measures we implement, we face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of being unable to adequately monitor, audit and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data even though our agreements with these third-party vendors and sub-contractors require that they implement technical and operational measures to protect personal information from being unlawfully disclosed or accessed.

We cannot guarantee that our and our associates’ data protection compliance efforts will be deemed appropriate or sufficient by regulatory authorities or the courts. Claims that we or our associates have violated individuals’ privacy rights, failed to comply with data protection laws, or breached contractual obligations or privacy policies, even if we or our associates, as applicable, are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition and results of operations. We and our associates may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, rules and regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

If we fail to comply with our obligations under any shareholder, license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We may in the future license certain intellectual property rights, including technologies, programs, applications and data from third parties, which are important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology.

If we fail to comply with any of the obligations under such license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor may cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any such licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable or if we are unable to enter into necessary licenses on acceptable terms.

Our operating and financial results, forecasts and projections rely in large part upon assumptions and analyses developed by us. If the assumptions or analyses that we made in connection with our projections and forecasts prove to be incorrect, our actual results of operations may be materially different from our forecasted results.

Any projections we provide reflect our estimates of future performance depending on the variation in the prices of nickel, cobalt and copper and the operating expenditure involved, incorporate certain financial and operational assumptions based on information available at the time the forecasts were made and should not be regarded as an indication that we or any other recipient of this information considered, or now considers, it to be predictive of actual future results. In addition, such projections incorporate assumptions relating to (a) the price of nickel, copper and cobalt, which could be significantly impacted by demand and preference for such metals and other events elaborated on elsewhere in this Interim Report, (b) our expected operating expenditure, which could be impacted by various factors such as commodity and labor prices, (c) taxes, depreciation, amortization and interest expenses, (d) metal recoveries, (e) implementation, commissioning and ramp-up schedules, (f) marketing costs and fees and (g) capital expenditure estimates.

The July 18, 2025 the Feasibility Study – Technical Report Summary for the Kabanga Nickel Project has shown to contain proven or probable mineral reserves. Investors should not assume that the projections on mineralization at the Kabanga Nickel Project will ever be realized. In addition, the projected financial and operating information incorporates assumptions about our ability to maintain an effective cost structure, which could be impacted by the prices of commodities and other inputs, wage inflation, logistics costs, infrastructure and utilities costs, the costs of specialized equipment and tooling, research and development costs, facilities costs and numerous other factors. These assumptions were preliminary and there can be no assurance that the actual results upon which our assumptions were based will be in line with our expectations at the time the forecasts were made. We have no operating history on which to base an evaluation of our business and prospects and an evolving business model and accordingly we have limited data on which to base our projections of our future performance. We have limited experience forecasting revenues and volumes. Any projections also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of such forecasts in this Interim Report should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the projections. Whether actual operating and financial results and business developments will be consistent with the expectations and assumptions reflected in the projections depends on a number of factors, many of which are outside of our control, including, but not limited to, the risks and uncertainties described elsewhere in this section. If we fail to meet our own financial or operating forecasts or those of securities analysts, the value of Lifezone Metals’ securities could be significantly and adversely affected.

Risks Related to our Hydromet Technology and Intellectual Property

We may not be able adequately to obtain, maintain, protect or enforce our intellectual property rights in our technology, which could result in a loss in our competitive position and/or the value of our intangible assets, and substantially harm our business.

Our business and our ability to compete effectively depend on our ability to obtain, maintain, protect and enforce our intellectual property rights, confidential information and know-how. We rely on a combination of patent, copyright, trade secret and other intellectual property laws in various jurisdictions, as well as confidentiality procedures, cybersecurity practices, license agreements, non-disclosure and assignment agreements, and other contractual rights to protect the intellectual property rights and other proprietary rights relating to our products, proprietary processes and proprietary technology, and we intend to rely on such laws, practices, procedures and rights to protect our Hydromet Technology. Despite our efforts to obtain, maintain, protect and enforce our intellectual property rights and other proprietary rights, there can be no assurance that these rights will be available in all cases or will be adequate to prevent our competitors or other third parties from copying, accessing or otherwise obtaining and using our technology, intellectual property rights or other proprietary rights, products or processes without our permission. Further, there can be no assurance that our competitors will not independently develop products or processes that are substantially equivalent or superior to ours or design around our intellectual property rights and other proprietary rights. In each case, our ability to compete and our business, results of operations and financial condition could be significantly impaired.

We rely on core patents that have been granted to protect the Hydromet Technology families. We cannot provide assurances that the patents are sufficiently broad to protect the technology, to provide us with a competitive advantage in relation to other hydrometallurgical or other metal extraction processes, or to prevent competitors or other third parties (including our previous clients) from using the same or similar technologies. Even if our patents are sufficiently broad, patents typically have a maximum term of twenty years from when they are first filed as patent applications, after which they expire. Our patents have fixed terms, after which we cannot exclude third parties from exploiting the inventions that the patents claim. Prior to expiry, the validity and enforceability of our patents may be challenged and found invalid or unenforceable. For example, prior unauthorized or inadvertent disclosure or testing of inventions claimed in our patents, or of similar inventions, may render our patents invalid or unenforceable. Also, the inventors of the Hydromet Technology were employed by other companies when they invented it. Although we believe that we own the intellectual property rights in the technology, we cannot exclude the possibility that third parties may assert an ownership interest in it. Our patents might be circumvented or infringed by others now or in the future. If our patents are infringed, we cannot assure you that we will have adequate resources to enforce them, or that our enforcement efforts will be successful or sufficient to compensate for the infringement of the patents or the harm to our business.

We also rely on our unpatented proprietary technology, including trade secrets and other confidential information and know-how, in connection with our Hydromet Technology. It is possible that others may obtain access to our unpatented technology or will independently develop the same or similar technology. To protect our trade secrets and other confidential information and know-how, we generally require employees, independent contractors and others with access to such information to enter into agreements restricting its use and disclosure. Also, we generally enter into agreements with employees and independent contractors to assign to us any intellectual property rights in Hydromet Technology that they gain through exposure to it or our other confidential information. However, we cannot guarantee that we have entered into such agreements with each person that has developed intellectual property for us, or that has access to our trade secrets or other confidential information or know-how. Moreover, we cannot guarantee that the agreements will not be breached or that they will provide meaningful protection for our trade secrets, confidential information or know-how, including in the event of any misappropriation or unauthorized use or disclosure of such information. We may need to bring claims against employees, independent contractors or other third parties that have entered into such agreements to enforce our rights under them. We have experienced unauthorized disclosure of our confidential information in the past, including in relation to inventions claimed in one or more of our patents, and in the future we may experience unauthorized or inadvertent disclosure of our confidential information, or misappropriation of our trade secrets. Disclosure of our confidential information may result in the loss of legal protection for the information, preclude or limit our ability to obtain patent protection for any inventions that are disclosed or similar to those disclosed, or risk patents that claim such inventions being found to be invalid or unenforceable in legal or administrative proceedings. If we are unable to maintain the proprietary nature of our Hydromet Technology, we could be materially adversely affected.

In addition, our patents, trade secrets and other rights in confidential information and know-how may not be sufficient to offer us meaningful protection or provide us with any competitive advantage. We will not be able to enforce our intellectual property rights if we do not detect infringement, misappropriation or other violations of them, and such detection can be difficult or impossible. Moreover, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our intellectual property rights. If we are unable to adequately enforce our intellectual property rights or other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use products and technologies that are substantially the same as ours to compete with us without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, misappropriated or violated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of market trends or to otherwise provide us with competitive advantages, or maintain our competitive position, which could result in harm to our business.

We believe that we have sufficient intellectual property rights to allow us to conduct our business without incurring liability to third parties. However, we or the conduct of our business may nonetheless infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Any claims of patent infringement or other violations of intellectual property, even those without merit, could be expensive and time-consuming to defend, divert management’s attention and resources, or require us to pay significant damages or license third parties’ intellectual property. Such licenses may not be available to us on commercially reasonable terms or at all, in which case we may be prevented from constructing, commissioning, operating, maintaining or revamping the potential Kell-Sedibelo-Lifezone Refinery, the Kahama refinery connected with the Kabanga Nickel Project or other refineries, or we may be prevented from selling the refined products. Alternatively, we may be required to modify our Hydromet Technology and reengineer the refineries that use it. Any claims of infringement or other violation of intellectual property, or an adverse result in any litigation proceeding, could harm our business.

Our technology has not been deployed at a commercial scale and we may encounter operational difficulties at that scale, and the Kabanga and Recycling Hydromet Technology families are yet to be demonstrated at industrial scale and may not be commercially viable, or Phase 1 of the partnership with Glencore for recycling PGMs in the US, each of which may in turn have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

A feasibility study evaluating the use of the Kell Process Technology on the concentrate from SRL’s Pilanesberg Platinum Mine based on batch testing was undertaken by Simulus in Australia in 2013. Based on a concentrate feed rate of 110 ktpa, the study demonstrated a positive net present value. Further, extended pilot plant trials were undertaken between 2014 and 2016, which were updated in 2020 for subsequent process improvements. The pilot plant was able to repeat the results achieved in the previous laboratory tests performed in 2013. However, the Kell Process Technology has not yet been used or licensed by an active refinery or tested at feed rates or other operating characteristics at an active refinery.

Further, the successful implementation of our operational plans depends upon many factors, including those outside our control, which are discussed in more detail elsewhere in this section. This includes unforeseen difficulties such as our partners updating their mine plans, or third- party capital funding issues, which may adversely affect the successful implementation of our business strategy and plans. Any such difficulties, including third party delays or unexpected difficulties third parties experience with capital financing, could prevent us from fully implementing our business strategy (including potential licensing of our intellectual property to third parties), which could have a material adverse effect on our business, operating results and financial position.

There can be no guarantee that operation at a commercial scale of the Kabanga Hydromet Technology, or Phase 1 of the partnership with Glencore for recycling PGMs in the US, when developed, will deliver the metal recoveries, and the cost and environmental benefits described in this Interim Report or commercially viable recovery rates and benefits, and actual results may differ materially from the results of our feasibility studies. When our Hydromet Technology is developed and deployed on a commercial scale, we may encounter operational difficulties which we may not have anticipated, including in cases where there is variation in the concentrate feed material. While our Hydromet Technology has the potential to be applied in various metal refining and recycling processes, if we are not able to address any such operational difficulties which may arise, we may lose then-existing licensees and any future licensees which would have otherwise licensed our Hydromet Technology.

Our partners may change their interests, plans and strategies, and we may lose the support of any or all of our partners, which may have a material adverse effect on our ability to successfully develop and deploy the Hydromet Technology on a commercial scale, which in turn may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

If we lose the support from any of our partners or if any of our partners, including Glencore and the Government of Tanzania, changes its interests, plans and strategies, our ability to successfully develop and deploy the Hydromet Technology on a commercial scale may be materially adversely effected, which in turn may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

We may not be able to successfully develop and implement new technology initiatives and other strategic investments relating to our Hydromet Technology in a timely manner. We may not be able to obtain patent protection for such new technologies or be able to do so in a timely manner. Specifically, while we anticipate that one of our patent applications will apply to the Kabanga Hydromet Technology, we may file additional patent applications based on our ongoing development and testing, and any delay or failure to obtain patent protection for the Kabanga Hydromet Technology or other initiatives may negatively impact our business, financial condition, results of operations, prospects or liquidity.

In order to operate our business, achieve our goals, and remain competitive, we seek to identify and devise, invest in, implement and pursue technology and business initiatives, such as those relating to metals refining and initiatives seeking to ensure more energy efficient and lower emission metals extraction. For instance, while we expect that our Hydromet Technology may be utilized to refine sulfide mineral concentrates to saleable metal-bearing products, we may need to modify our process to refine other metals or for recycling purposes.

We may, over time, increase our investment in protecting our intellectual property rights through patent, trademark, copyright and other intellectual property filings, which could be expensive and time-consuming. We may not be able to obtain registered intellectual property protection for our products or processes and even if we are successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive to maintain these rights in terms of application and maintenance costs, and the time and costs required to defend our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property rights could hurt our market position and business opportunities.

In addition, the introduction of new technologies or services that compete with our technology and products could result in our revenues decreasing over time. If we are unable to upgrade our processes with technological advances in a timely manner, or at all, our business, financial condition, results of operations, prospects or liquidity could suffer.

Our licensing revenues, growth and future profitability may be impacted by third parties not licensing our Hydromet Technology, or continuing to receive professional services from LZL in accordance with our business plan and/or using substitute technology.

As part of our intellectual property licensing business, we propose to acquire interests in and/or operate processing refineries that use our patented Hydromet Technology, and license our Hydromet Technology to other licensees. However, we cannot guarantee that we will license our Hydromet Technology to additional licensees, and failure to do so may have a material adverse effect on our financial condition, results of operations, and liquidity.

Risks Related to the Metals Extraction Operations

Changes in the market price of nickel, cobalt and copper, which in the past have fluctuated widely, may negatively affect the profitability of our metals extraction operations and the cash flows generated by those operations.

Our metals extraction business and financial performance will be significantly affected by fluctuations in the prices of the principal metals we seek to extract (nickel, cobalt and copper). The prices of these metals are volatile and are affected by numerous factors that are beyond our control, including prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculative activities; governmental and foreign exchange rate decisions; decisions regarding the creation and disposal of metal stockpiles; political and economic conditions; structural changes in demand; the availability and costs of metal substitutes; the location and the demand for products containing these key metals; technological changes and changes in industrial processes; and economic slow-downs or recessions. See “Item 5 of the Annual Report - Operating and Financial Review and Prospects.”

Additionally, the Mining Commission has authority to indicate the prices for various minerals in Tanzania. While TNCL or KNL may agree the price between itself and its customers, the indicative prices set by the Mining Commission can be used to assess various fees, royalties and payments which may be payable by KNL. Accordingly, in the event that the prices for the minerals that the Kabanga Nickel Project will produce fall and the Mining Commission has not amended its indicative prices at or below market prices, KNL may incur further costs with respect to compliance with Tanzanian law by paying higher fees, royalties and payments as compared to the global market. In challenging such assessments by the Government of Tanzania, KNL may have to involve itself in dispute resolution to ascertain the correct value of the minerals which deviate from the pricing that has been set by the Mining Commission.

This Interim Report contains certain third-party views on the future price developments of certain metals, but there is no certainty such views will be correct; and actual price developments may be materially different. Also see “Cautionary Note Regarding Forward Looking Statements”.

We are expected to complete the resettlement of project affected communities as part of the Kabanga Nickel Project, in a responsible and sustainable manner in line with national and international standards. Additionally, we are required to restore the project affected persons livelihoods and to provide benefits and mitigate adverse impacts to affected communities. Failure, or perceived failure, to do so may result in legal suits, additional costs to address social or environmental impacts of operations on the communities, adverse reputational impacts and loss of “social license to operate,” and could adversely impact our financial condition.

If we are unsuccessful in our resettlement efforts in line with national and international standards, it is possible that groups opposed to our projects could successfully pursue legal mechanisms to attempt to block exploration, development or extraction activities, and there could then be an adverse impact on our reputation, our ability to develop our mining concessions, and our results of operations and financial condition. The resettlement process can face resistance from affected communities, leading to stakeholder opposition and potential project disruptions. Our failure effectively to engage and address concerns of impacted communities may result in legal challenges, delays, and reputational damage. Furthermore, resettlement activities are subject to local and international regulations. Ensuring compliance with these regulations, including obtaining necessary approvals, could be challenging for our business. Changes in resettlement-related laws or failure to meet regulatory requirements may lead to legal liabilities and project delays.

Identifying and securing suitable new host sites or alternative land for project affected persons is crucial. Inadequate planning or selection of unsuitable sites may result in challenges such as inadequate infrastructure, reduced access and restoration of livelihoods, food insecurity, increased vulnerabilities and disruptions to community cohesion, impacting the well-being of displaced populations. Unforeseen complexities in the resettlement process, such as difficulties in acquiring land or delays in infrastructure development at new host sites, could lead to project delays, misuse/mismanagement of cash compensation, additional compensation requirements and cost overruns. These delays may have cascading effects on the overall project timeline and financial viability of the Kabanga Nickel Project.

In addition, resettlement efforts can have profound social and cultural impacts on affected communities. Failure to adequately address these impacts, including disruptions to traditional lifestyles and social structures, may result in social unrest, increased tensions, and challenges in workforce management. Resettlement activities carry the risk of legal claims from affected parties. Allegations of inadequate compensation, insufficient consultation, or violation of community rights may result in legal proceedings, leading to financial liabilities and damage to the Lifezone’s reputation. Ineffective management of the resettlement process can significantly impact our reputation. Negative perceptions regarding our approach to community relations and social responsibility may affect our relationships with investors, customers, and other stakeholders. Disputes with surrounding communities may also affect our metals extraction operations, particularly where they result in restrictions of access to key infrastructure, supplies and to metals extraction operations. Workers’ access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Access to land and land use is of critical importance to us for exploration and metals extraction, as well as for ancillary infrastructure. Any such actions and the resulting media coverage could have an adverse effect on our reputation and financial condition or our relationships with the communities in which we operate, which could adversely impact our “social license to operate” and in turn have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

We may be subject to community unrest or in-migration risk which could result in pressure on the infrastructure at site, communicable diseases, higher crime, competition for jobs in the area, additional compensation, conflict with project affected people and/or potential delays.

Development of the Kabanga Nickel Project faces inherent risks related to community unrest and in-migration. There are potential risks associated with community dynamics in the project’s vicinity. The success of the Kabanga Nickel Project is closely tied to maintaining positive relationships with project affected persons and local communities. Social and cultural sensitivities may give rise to community unrest if not adequately addressed. Misunderstandings or perceived insensitivity to local customs can escalate tensions and lead to disruptions in project operations. In regions marked by traditional land-use practices, disputes over landownership and use may arise, potentially resulting in community protests or legal actions. Resolving these disputes may be time-consuming and could lead to delays in project timelines, increasing costs and affect investor confidence.

Community unrest may attract regulatory scrutiny and impact on the issuance or maintenance of permits. Local opposition can influence regulatory decisions, leading to delays or even suspension of the Kabanga Nickel Project. Adverse regulatory developments may pose challenges in navigating the development path of the Kabanga Nickel Project. A potential influx of contract workers and job seekers could result in pressure on the social fabric and infrastructure at site, the spreading of communicable diseases, an increase in crime and local inflation and it could also give rise to competition for jobs in the area. Job seekers from Burundi, other parts of Tanzania and from countries looking for opportunities or to establish secondary businesses may result in large scale migration into the project area. There is a risk of an increase in social ills, and contractors may bring foreign workers to work on our construction projects. This in-migration risk may be caused by poor contractor management, poor local recruitment and procurement management, and a lack of in-migration management planning. The in-migration risk may be caused by local community members, PAP or speculators settling on the acquired land, resulting in additional compensation, conflict with project affected people and/or potential delays. There is also a risk of financial burden on the Kabanga Nickel Project to deal with community and local infrastructure issues, which may require us to address overburdened roads, water, and electricity and to provide assistance to the government’s supply of services. This may also have an environmental impact, with pressure on natural resources and available land. In addition, there is the potential reputational and compliance risk where local content rules are not complied with and/or if Lifezone is accused criticized for employing or procuring from foreigners.

Unmet expectations regarding employment and business opportunities for local residents can contribute to community dissatisfaction. Failure effectively to communicate and manage employment-related expectations may lead to protests, work stoppages, or other forms of community unrest, disrupting project activities. Community unrest could escalate into security concerns, potentially affecting the safety of project personnel and assets, and increased theft and poaching. Addressing security issues may require additional resources and incur unforeseen costs, impacting on the overall feasibility and profitability of the project.

If we are unable to deal with each of these issues, it could result in additional costs to address social or environmental impacts of local unrest and in-migration, project delays and adverse impact our reputation, all of which could adversely impact our ability to operate the Kabanga Nickel Project and our financial condition.

Concentration of our operations in one location may increase our risk of production loss and could have a material adverse impact on our operations.

Our metals extraction business relates to a single project in Tanzania. Because our operations will not be as diversified as some of our competitors, the success of our operations and our profitability may be disproportionately exposed to the effect of any events occurring at the site of the project or in the region, including: fluctuations in prices of base metals produced in the area, geologic and engineering constraints associated with this area, accidents or natural disasters, restrictive governmental regulations, including ozone non-attainment, climate action or other legislation and/or regulation within Tanzania, anti-industry activism and litigation, curtailment of production, interruption in the availability of gathering, processing or transportation infrastructure and services, and any resulting delays or interruptions of production from existing or planned metals extraction operations. Similarly, the concentration of our operations within a single location exposes us to risks, such as changes in local regulations, which could adversely affect development activities or production. These constraints and the resulting shortages or high costs could delay our operations and have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Our Mineral Resource Estimates may be materially different from Mineral Reserves and final metal quantities we may ultimately recover, our estimates of life-of-mine may prove inaccurate and market price fluctuations and changes in operating and capital costs may render all or part of our mineral resources and reserves uneconomic to extract.

We have reported our Mineral Resource Estimates in accordance with the requirements of S-K 1300. Our reported Mineral Resources Estimates represent our estimate of quantities of nickel, copper and cobalt that have the reasonable potential to be economically extracted and refined under anticipated geological and economic conditions. There are numerous uncertainties inherent in estimating quantities of mineral resources and in projecting potential future mineral reserves and rates of mineral production, including many factors beyond our control. The accuracy of any mineral resource and mineral reserves estimate is a function of a number of factors, including the quality of the methodologies employed, the quality and quantity of available data and geological interpretation and judgment, and is also dependent on economic conditions, such as commodity prices and exchange rates, and market prices being generally in line with estimates.

Furthermore, estimates of different geologists and mining engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates due to, for example, fluctuations in the market price of ores and metals, reduced metal recovery or increased production costs due to inflation or other factors which may render mineral resources containing lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of mineral resources and may adversely impact future cash flows. Furthermore, mineral resource and reserve estimates are based on limited sampling and, consequently, are uncertain as the samples may not be representative of the entire body of mineralization. As a better understanding of a body of mineralization is obtained, the estimates may change significantly. In addition, the mineral reserves we ultimately exploit may not conform to geological, metallurgical or other expectations and the volume and grade of ore recovered may be below the estimated levels. Mineral resources data is not indicative of future production.

Substantial capital expenditure is required to identify and delineate mineral resources through geological and geotechnical surveying and drilling, to identify geological features that may prevent or restrict the extraction of ore, to determine the metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Accordingly, it may not always be possible or economical to conduct such exercises at regular intervals or at all in the future.

There can be no assurance that we will in the long term be able to identify additional mineral resources and reserves or continue to extend the mine life of our existing operations. Without such additional mineral resources and reserves, any increase in the level of annual production would therefore shorten the life of our existing operations. Any failure to identify, delineate and realize mineral resources and reserves in the future could have an adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Extraction of minerals from identified nickel deposits may not be economically viable and the development of our mineral project into a commercially viable operation cannot be assured.

The economic viability of a nickel deposit, including at the Kabanga Nickel Project, is dependent on several factors, not all of which are within our control. These include deposit attributes such as size and grade, structural setting, government regulation and taxation, the prevailing price for nickel and other metals such as cobalt and copper which are also found along with nickel mineralization, prevailing currency exchange rates, land tenure and titles, availability of capital, local infrastructure and other factors. Further, the development and operations of the Kabanga Nickel Project will depend heavily on the local infrastructure such as road, railways, hydroelectricity projects and electricity transmission lines being developed in Tanzania, including in relation to the transport of mineral concentrate from Kabanga to Kahama and transport of the saleable products from Kahama to the port at Dar es Salaam. The full effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in our not being able to economically extract minerals from any identified mineral resource.

The Kabanga Nickel Project has no operating history on which to base estimates of future commercial viability. The Mineral Resource Estimates are based on the interpretation of geological data obtained from drill holes and other sampling techniques. Generally, this information is used to calculate estimates of the capital cost and operating costs based on anticipated tonnage and grades of ore to be mined and processed, the configuration of the mineral resource, expected metals recoveries, comparable facility and equipment operating costs, anticipated climatic conditions, and other factors. As a result, the actual capital cost, operating costs and economic returns of any proposed mine may differ from those estimated, and such differences could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. There can be no assurance that we will be able to complete the development of the Kabanga Nickel Project, or any future project, at all or on time or to budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, inability to attract the required funding, delays in receiving required consents, permits and licenses (including mining, refining and environmental licenses), the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures, and controls will be adequate to support our operations. For additional information about our environmental licensing requirements and the status of our environmental licenses, see “Risk Factors - Our operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and we may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.” Should any of these events occur, it would have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Our exploration activities on our properties are highly speculative in nature and may not be commercially successful, which could lead us to abandon our plans to develop our properties and our investments in further exploration.

Our exploration activities are largely complete and we are currently in the pre-development stage. However, we are, in part, currently in the process of exploration activities on certain areas around and within the Kabanga Nickel Project. In addition, if we pursue other acquisitions, we will need to engage in extensive exploration activities in respect thereof. Our long-term success depends on our ability to identify mineral deposits at our Kabanga Nickel Project and other properties we may acquire, if any, that we can then develop into commercially viable mining operations. Exploration for metals such as nickel and cobalt is highly speculative in nature, and there is no guarantee of exploration success. Our exploration in Tanzania involves many risks, and success in exploration is dependent on several factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. As a result of the above, we cannot provide any assurance that we will be able to extract quantities of nickel, cobalt and copper at such additional locations or that our future exploration efforts will result in the discovery of mineral resources or result in the discovery of any mineral resource suitable for economic extraction.

Mineral operations are subject to applicable law and government regulation. Such laws and regulations could restrict or prohibit the exploitation of the mineral resource we have or might find in the future.

Both mineral exploration and extraction in Tanzania require obtaining exploration and mining concessions and associated permits from various foreign, federal, state, provincial and local governmental authorities, and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production and refining, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the mining rights and permits required for the continued exploration of mineral properties or for the construction and operation of a mine on our properties (especially but not limited to extracting nickel) nor that we will be able to obtain or maintain any of such rights and permits at economically viable costs.

The mining legislation in Tanzania authorizes mining companies which hold mineral rights to mine minerals which appear on their licenses. In the event there are additional discoveries other than the minerals for which the licenses have been granted, it will be necessary to apply for separate rights from the Government of Tanzania to mine the additional minerals found. Such a separate license may be accompanied with additional free carried interest to be issued to the Government of Tanzania and additional capital investment requirements. Additionally, if there are any defaults with respect to laws within the mining area, environmental or otherwise, the mine operations may be suspended or the license may be revoked by the relevant governmental authorities. While under the Tanzania Mining Act government authorities are required to provide KNL an opportunity to be heard, there is no guarantee that despite opposition by KNL, the governmental authority will retract its decision.

Our operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and we may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Our operations are subject to extensive environmental, health and safety laws and regulations in the various jurisdictions in which we operate. These regulations, as well as international standards for the industry, establish limits and conditions on our ability to conduct our operations and govern, among other things, extraction, use and conservation of water resources; air emissions (including dust control); water treatment and discharge; regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; safety and health of employees and community health; and the generation, handling, transportation, storage, disposal and release of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings.

The cost of compliance with environmental, health and safety laws and regulations is expected to be significant. From time to time, new or updated laws, regulations and standards are introduced and may be more stringent than those to which we are currently subject. Should compliance with these laws, regulations and standards require a material increase in expenditures or material changes or interruptions to operations or production, including as a result of any incident or failure to comply with applicable regulations, our business, financial condition, results of operations, prospects or liquidity could be adversely affected. We could incur fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental, health and safety laws and regulations or the terms of our permits.

Our ability to obtain and maintain permits and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with our or other mining companies’ activities. Further, the proposed site for the development of the refinery at Kahama was previously a gold mine that is now under rehabilitation, and which includes an open pit, waste dumps, a tailings dam and processing facility. While we expect to take the requisite measures, there may be environmental effects of the previous operations at the site or proceedings or claims in relation to the previous operations which we may not be able to foresee.

Environmental laws, regulations and standards both nationally and internationally are continually changing and are generally becoming more stringent. Changes to our social and environmental compliance obligations or operating requirements could adversely affect our operations, rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended or permanently closed, and could increase our expenses and provisions. These expenses and provisions could adversely affect our results of operations and financial condition.

Our mining rights and licenses, including our SML and the Framework Agreement in relation to the Kabanga Nickel Project, could be altered, suspended or cancelled for a variety of reasons, including breaches in our obligations in respect of such mining rights.

Various national and local laws govern our mineral and mining rights, policies and regulations in Tanzania, which are characterized by significant uncertainties associated with both their formulation as well as implementation. Should we breach any of our obligations in respect of our mining rights, including the Special Mining Licence, such rights could be altered, suspended or canceled.

Title to our properties may be subject to other claims that could affect our property rights and claims.

Title to our properties may be challenged, and we may not have or be able to obtain, all necessary surface rights to develop a property. An unknown title defect on the Kabanga Nickel Project or any of our future mineral projects (or any portion thereof) could adversely affect our ability to explore, develop and/or mine the projects and/or process the minerals that we mine in the future. In addition to termination, failure to make timely tenement maintenance payments and otherwise comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements.

Metals extraction and related activities are inherently hazardous and the related risks of events that cause disruptions to such of our operations may adversely impact cash flows and overall profitability.

Metals extraction and the related activities by their very nature involve significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, death or injury, seismic events, fires, cave-ins and blockages, flooding, backfill inrush, tailings dam failure, discharges of gasses and toxic substances, contamination of water, air or soil resources, unusual and unexpected rock formation affecting ore or wall rock characteristics, ground or slope failures, rock bursts, wildfires, radioactivity and other accidents or conditions resulting from mining activities, including, among others, blasting and the transport, storage and handling of hazardous materials.

Since the Kabanga Nickel Project is expected to be an underground mine, during the construction and operation phases of the Kabanga Nickel Project, geotechnical conditions pose a risk to ground stability around major infrastructure on the site and the use of pastefill to fill the holes drilled for the extraction of the ores poses the risk of pipe bursts, barricade failures and blockages of such pastefill. Further, since the Kabanga Nickel Project is a sulfide ore, there are inherent risks in mining high sulfur-content ore such as sulfuric dust bursts during mining and acidic run-off which pose health and safety risks.

We are at risk of experiencing environmental and other industrial hazards, as well as industrial and mining accidents. Any such incidents could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. Seismic activity is of particular concern in the underground environment. Seismic events have intermittently in the past caused death and injury, and can result in safety- related stoppages. Additionally, seismic activity may also cause a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities.

Furthermore, there is the risk that relevant regulators may impose fines and work stoppages for non-compliant mining operating procedures and activities, which could reduce or halt production until lifted. The occurrence of any of these events could delay or halt production, increase production costs and result in financial and regulatory liability for us, which could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

In addition, the relevant environmental authorities may issue administrative directives and compliance notices in the future to enforce the provisions of the relevant statutes to take specific anti-pollution measures, continue with those measures and/or complete those measures. The authorities may also order the suspension of part, or all of, our operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offence and an offender may be liable for a fine or imprisonment, or both, in addition to administrative penalties.

As a result, the occurrence of any of these events may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Metals extraction operations and projects are vulnerable to supply chain disruption such that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

Our operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, including, for example, equipment, explosives, fuel, steel, spare parts, consumables and reagents, metals extraction equipment and metallurgical plant, as well as transportation delays. Import restrictions can also delay the delivery of parts and equipment. In the past, other metals extraction companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. Shortages may result in unanticipated price increases and production delays and shortfalls, resulting in a rise in both operating costs and in the capital expenditure necessary to maintain and develop mining operations.

Our procurement policy will be to source metals extraction, processing equipment and consumables from suppliers that meet our corporate values and ethical standards. Although we expect to monitor and assess suppliers on their governance conduct, there is a risk that we may fail to identify actual instances of unethical conduct by those suppliers or other activities that are inconsistent with our values and standards. In certain locations where a limited number of suppliers meet these standards, additional strain may be placed on the supply chain, thereby increasing the cost of supply and delivery times. In addition, our efforts to monitor supply chain activities, including freight and logistics routes, and our engagement with our suppliers to identify disruptions on our ability to source materials or equipment or otherwise impact our operations, may not be sufficient to avoid disruptions that could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. Additionally, an outbreak of infectious diseases, a pandemic or other public health threat, such as Monkeypox or the Marburg virus, or a fear of any of pandemic, epidemic or public health threat, could adversely impact our operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as part of government-mandated containment measures). They could also result in the need to increase inventories on long lead time items and critical consumables and spares which may lead to an increase in working capital. In addition, freight and travel restrictions and border access may impact our ability to source and transport goods and services required to operate projects, transport the materials to refineries and ship salable products from refineries as well as increase the costs of so doing.

Power stoppages, fluctuations and usage constraints may force us to halt or curtail operations or increase costs.

Our primary source of electricity for the Kabanga Nickel Project will be supplied by TANESCO, a state-owned electricity utility company. Prolonged power outages, disruption or shortage in supply to our operations would have a material adverse impact on production and employee safety. In the past, electricity supply in Tanzania has been constrained, with multiple power disruptions and load shedding limitations. Further, Tanzania has recently begun rationing electricity due to a drop in hydroelectric output after a severe drought. As a result of the droughts, hydropower generation has slumped in Tanzania due to decreased water levels in rivers and reservoirs. Tanzania has begun efforts to increase its reliance on gas-fired electricity plants to mitigate this; however, there is no assurance that efforts to protect the national power grid will prevent a complete nationwide blackout, which would have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

We face intense competition in the metals extraction and mining industry.

The metals extraction and mining industries are highly competitive in all of their phases, both domestically and internationally. Our ability to acquire properties and develop mineral resources and reserves in the future will depend not only on our ability to develop the Kabanga Nickel Project, but also on our ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than us. We may also encounter competition from other mining companies in our efforts to hire experienced mining professionals. Competition could adversely affect our ability to attract necessary funding or acquire suitable producing properties or prospects for mineral exploration in the future. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability, and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of the foregoing effects of competition could materially increase project development, exploration or construction costs, result in project delays and generally adversely affect our business and prospects.

Risks Related to Lifezone Metals Operating as a Public Company

Prior to the Business Combination, there was no public market for Lifezone Ordinary Shares, and there is no guarantee that an active and liquid market will develop or be maintained.

Prior to the Business Combination, there was no public market for Lifezone Ordinary Shares, and there can be no assurance that one will be maintained. If a market is not maintained, it may be difficult for you to sell your Lifezone Ordinary Shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of Lifezone Metals’ securities in the secondary market, the transparency and availability of trading prices, the liquidity of Lifezone Ordinary Shares and the extent of regulation applicable to Lifezone Metals. Lifezone Metals cannot predict the prices at which Lifezone Ordinary Shares will trade.

In addition, it is possible that, in future quarters, Lifezone Metals’ operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of Lifezone Ordinary Shares may decline.

The market price of Lifezone Ordinary Shares could fluctuate significantly, which could result in substantial losses for purchasers of Lifezone Ordinary Shares.

The market price of Lifezone Ordinary Shares is affected by the supply and demand for such shares, which may be influenced by numerous factors, many of which are beyond Lifezone Metals control, including:
•fluctuation in actual or projected operating results;
•failure to meet analysts’ earnings expectations;
•short selling, shareholder activism;
•the absence of analyst coverage;
•negative analyst recommendations;
•changes in trading volumes in Lifezone Ordinary Shares;
•changes in Lifezone Metals’ shareholder structure;
•board and management changes;
•changes in macroeconomic conditions;
•the activities of competitors;

•changes in the market valuations of comparable companies;
•changes in investor and analyst perception with respect to Lifezone Metals’ business or the metals extraction or metals refining intellectual property industries in general;
•Non-compliance with sustainability reporting requirements; and
•changes in the statutory framework applicable to Lifezone Metals’ business.

As a result, the market price of Lifezone Ordinary Shares may be subject to substantial fluctuation.

In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of Lifezone Ordinary Shares, even if there may not be a reason for this based on Lifezone Metals’ business performance or earnings outlook. Furthermore, investors in the secondary market may view Lifezone Metals’ business more critically than prior or current investors, which could adversely affect the market price of Lifezone Ordinary Shares in the secondary market.

If the market price of Lifezone Ordinary Shares declines as a result of the realization of any of these or other risks, investors could lose part or all of their investment in Lifezone Ordinary Shares.

Additionally, in the past, when the market price of a company’s shares has been volatile, holders of those shares have sometimes instituted securities class action litigation against Lifezone that issued the shares. If any of Lifezone Metals’ shareholders were to bring a lawsuit against Lifezone Metals, Lifezone Metals could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of management from the business, which could significantly harm Lifezone Metals’ business, financial condition and operating results.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Lifezone Metals’ business, the market price for Lifezone Ordinary Shares and trading volume could decline.

The trading market for Lifezone Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about Lifezone Metals or its business. If securities or industry analyst coverage results in downgrades of Lifezone Ordinary Shares or such analysts publish inaccurate or unfavorable research about Lifezone Metals’ business, the share price of Lifezone Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of Lifezone Metals or fails to publish reports on Lifezone Metals regularly, Lifezone Metals could lose visibility in the financial markets and demand for Lifezone Ordinary Shares could decrease, which, in turn, could cause the market price or trading volume for Lifezone Ordinary Shares to decline significantly.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Inaccurate or unfavorable ESG ratings could lead to negative investor sentiment towards Lifezone Metals, which could have a negative impact on the market price and demand for Lifezone Ordinary Shares, as well as Lifezone Metals’ access to and cost of capital.

Lifezone Metals incurs costs as a result of operating as a public company, and its management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, Lifezone Metals incurs significant legal, accounting and other expenses. For example, Lifezone Metals is subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and NYSE.

Compliance with these requirements increases Lifezone Metals’ legal and financial compliance costs and makes some activities more time- consuming and costly. In addition, our management and other personnel are required to divert their attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404, which will increase further when Lifezone Metals is no longer an emerging growth company (“EGC”) as defined under the JOBS Act. As a public company, Lifezone Metals is hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

We do not anticipate paying dividends before we achieve significant profitability and, as a result, your ability to achieve a return on capital of your investment may depend on appreciation in the price of Lifezone Ordinary Shares.

None of Lifezone Metals and its subsidiaries has ever declared or paid any cash dividends on its ordinary shares and we do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. In addition, our ability to pay cash dividends is not currently, but may in the future be, limited by the terms of our credit agreements, and any future credit or other agreements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We have broad discretion over the use of our cash balances and may not apply such balances in ways that increase the value of your investment.

Our management has broad discretion in the application of the cash balances of Lifezone Metals and, as a result, you will have to rely on the judgment of our management with respect to the use of such balances. Our management may spend a portion or all of our cash balances in ways that not all shareholders approve of, or that may not yield a favorable return. Management’s failure to apply these funds effectively could harm our business.

Lifezone Metals’ management team has limited experience managing a public company, which may result in difficulty adequately operating and growing Lifezone Metals’ business.

Lifezone Metals’ management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Lifezone Metals’ management team may not successfully or efficiently manage their new roles and responsibilities or the transition to being a public company subject to significant regulatory oversight and reporting obligations under United States federal securities laws and the continuous scrutiny of analysts and investors. These new obligations and constituents require significant attention from Lifezone Metals’ senior management and could divert their attention from the day-to-day management of Lifezone Metals’ business, which could adversely affect Lifezone Metals’ business, financial condition and operating results.

Prior to the Business Combination, when LZL was a private company, LZL had not endeavored to establish and maintain public-company- quality internal controls over financial reporting. If Lifezone Metals fails to establish and maintain proper and effective internal controls over financial reporting, as a public company, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in its financial reporting and the trading price of its shares may decline.

Pursuant to Section 404, following the consummation of the Business Combination, the report by management on internal controls over financial reporting is on Lifezone Metals’ financial reporting and internal controls (as accounting acquirer). As a private company, neither LZL nor Lifezone Metals had previously been required to conduct an internal control evaluation and assessment. The rules governing the standards that must be met for management to assess internal controls over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, Lifezone Metals may need to upgrade its information technology systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff. If Lifezone Metals is unable to hire the additional accounting and finance staff necessary to comply with these requirements, it may need to retain additional outside consultants. Lifezone Metals may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable after the consummation of the Business Combination.

Any failure to maintain internal controls over financial reporting could result in a material weakness and severely inhibit Lifezone Metals’ ability to accurately report its financial condition, operating results or cash flows. If Lifezone Metals is unable to comply with the requirements of the Sarbanes-Oxley Act or conclude that its internal controls over financial reporting is ineffective, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its securities could decline, and Lifezone Metals could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in Lifezone Metals’ internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Lifezone Metals’ future access to the capital markets. In addition, failure to implement adequate internal controls or ensure that books and records accurately reflect transactions could result in criminal and civil fines and penalties under the FCPA, as well as related reputational harm and legal fees in defense of such investigations. Any of the foregoing risks could have an adverse effect on Lifezone Metals’ business, financial condition, results of operations, prospects or liquidity.

During the audit for the year ended December 31, 2024, we identified a material weakness in our internal control over financial reporting.

This material weakness could affect our ability to report our results of operations and financial condition accurately and in a timely manner.

If we fail to maintain effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business or share price.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in those controls. Any failure to maintain internal controls over financial reporting could result in a material weakness and severely inhibit Lifezone Metals’ ability to accurately report its financial condition, operating results or cash flows. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

If Lifezone Metals is unable to comply with the requirements of the Sarbanes-Oxley Act or conclude that its internal controls over financial reporting is ineffective, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its securities could decline, and Lifezone Metals could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in Lifezone Metals’ internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Lifezone Metals’ future access to the capital markets. In addition, failure to implement adequate internal controls or ensure that books and records accurately reflect transactions could result in criminal and civil fines and penalties under the FCPA, as well as related reputational harm and legal fees in defense of such investigations. Any of the foregoing risks could have an adverse effect on Lifezone Metals’ business, financial condition, results of operations, prospects or liquidity.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, Lifezone’s disclosure controls and procedures were deemed to be ineffective as a result of the material weaknesses in our internal control over financial reporting which were the result of adjustments and disclosure corrections to our financial statements for the year ended December 31, 2024 as well as restatements to previously issued financial statements for the years ended December 31, 2023 and 2022 during the course of the current year audit and have included adjustments in the current year to income tax, convertible debentures, total shareholders’ equity and non-controlling interests, net cash used in operating activities and net cash used in investing activities and in the prior years to total shareholders’ equity and non-controlling interests.. This was due to limited resource within the finance team with sufficient knowledge and experience in applying International Financial Reporting Standards (IFRS) as issued by the IASB and with our financial reporting requirements; policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions, were either not designed and in place, or not operating effectively.

Our management evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 and 15d-15(e) under the Exchange Act, as of December 31, 2024. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2024. See “Item 15 of the Annual Report - Controls and Procedures.”

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent financial fraud. Pursuant to the Sarbanes-Oxley Act, we are required to periodically evaluate the effectiveness of the design and operation of our internal controls. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error or collusion, the circumvention or overriding of controls, or fraud. If we fail to maintain an effective system of internal controls, our business and operating results could be harmed, and we could fail to meet our reporting obligations, which could have a material adverse effect on our business and our share price. Additionally, for as long as we are an “emerging growth company” under the U.S. securities laws, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of internal control over financial reporting could detect problems that management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to further financial statement restatements and require us to incur the expense of remediation.

If we fail to maintain proper disclosure controls and procedures or have additional material weaknesses in our internal control over financial reporting, we may be unable to accurately report our financial results or report them within the timeframes required by law or any stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities or stockholder lawsuits, which could require additional financial and management resources.

We identified material weaknesses in connection with our internal control over financial reporting. Our efforts to remediate these material weaknesses may not be successful in a timely manner, or at all, and we may identify other material weaknesses.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2024, included elsewhere in this Interim Report, two material weaknesses were identified in our internal control over financial reporting. The material weaknesses related to: (i) limited resource within the finance team with sufficient knowledge and experience in applying IFRS and with our financial reporting requirements; and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions, were either not designed and in place, or not operating effectively. As a result, a number of adjustments and disclosure corrections were identified and made during our current year audit.

We are currently not required to comply with Section 404b of the Sarbanes-Oxley Act and our independent registered public accounting firm is therefore not required to make an assessment of the effectiveness of our internal control over financial reporting.

We are intending to remediate these material weaknesses and we are in the process of taking steps that we believe will address their underlying causes. We are developing a formal plan to remediate the identified material weaknesses, and monitor progress within an internal control working group, comprised of senior representatives from the Company’s finance and IT teams and a third-party internal audit services provider. Remediation measures will also include providing continuous training to existing finance personnel and hiring additional employees with detailed knowledge in applying IFRS and with our financial reporting requirements experience.

Management is committed to implementing these measures to ensure these material weaknesses are remediated and are non-recurring.

These remediation measures may be time-consuming and costly, and might place significant demands on our financial, accounting and operational resources. In addition, there is no assurance that we will be successful in hiring any necessary finance and accounting personnel in a timely manner, or at all.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. Any material weaknesses we identify will be assessed and remediated by implementing the proper operating control. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

Lifezone Metals is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Lifezone Ordinary Shares less attractive to investors.

Lifezone Metals is an “EGC” as defined in the JOBS Act. As a result, Lifezone Metals may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, the ability to furnish two rather than three years of income statements and statements of cash flows in various required filings, and not being required to include an attestation report on internal controls over financial reporting issued by Lifezone Metals’ independent registered public accounting firm. As a result, Lifezone Metals’ shareholders may not have access to certain information that they deem important. Lifezone Metals could be an EGC for up to five years, although Lifezone Metals would lose that status sooner if its gross revenue exceeds $1.235 billion, if it issues more than $1.0 billion in nonconvertible debt in a three-year period, or if the fair value of its common stock held by non-affiliates is equal to or exceeds $700 million (and Lifezone Metals has been a public company for at least 12 months and has filed one annual report on Form 20-F).

Lifezone Metals cannot predict if investors will find Lifezone Ordinary Shares less attractive if it relies on these exemptions. If some investors find Lifezone Ordinary Shares less attractive as a result, there may be a less active trading market for Lifezone Ordinary Shares and its share price may be more volatile.

As a foreign private issuer, Lifezone Metals is not subject to United States proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a United States domestic public company, which may make Lifezone Ordinary Shares less attractive to investors.

Lifezone Metals reports under the Exchange Act as a non United States company with foreign private issuer status. Because Lifezone Metals qualifies as a foreign private issuer under the Exchange Act, Lifezone Metals is exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies. As a result, holders of Lifezone Ordinary Shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a company incorporated in the Isle of Man, Lifezone Metals is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards.

As a company incorporated in the Isle of Man and listed on the NYSE, Lifezone Metals is subject to NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer such as Lifezone Metals to follow the corporate governance practices of its home country. Certain corporate governance practices in the Isle of Man, Lifezone Metals’ home country, may differ significantly from NYSE corporate governance listing standards.

Lifezone Metals intends to follow home country practice and be exempt from requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding shares under NYSE listing rule 312.03(c). If, in the future, Lifezone Metals chooses to follow other home country practices in lieu of NYSE corporate governance listing standards (such as the ones listed above), Lifezone Metals’ shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to United States domestic issuers. For more information about Lifezone Metals’ corporate governance practices, please see the subsection entitled “Foreign Private Issuer Status”.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to United States domestic issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a United States domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified executive directors and non-executive directors.

As the rights of shareholders under Isle of Man law differ from those under United States law, you may have fewer protections as a shareholder.

Lifezone Metals’ corporate affairs are governed by the A&R Articles of Association of Lifezone Metals, the Isle of Man Companies Act and the common law of the Isle of Man. The rights of shareholders to take legal action against Lifezone Metals’ directors, actions by minority shareholders and the fiduciary responsibilities of directors under Isle of Man law are governed by the Isle of Man Companies Act and the common law of the Isle of Man. The common law of the Isle of Man is derived in part from comparatively limited judicial precedent in the Isle of Man. The rights of Lifezone Metals’ shareholders and the fiduciary responsibilities of Lifezone Metals’ directors under Isle of Man law are partially codified in the Isle of Man Companies Act but are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. The duties and liabilities of directors of an Isle of Man company are governed by a combination of statute and common law (based primarily on English common law). The laws in the Isle of Man do not expressly set out the directors’ common law fiduciary duties in statute. In particular, the Isle of Man has a less exhaustive body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. There is no statutory recognition in the Isle of Man of judgments obtained in the United States, although the courts of the Isle of Man will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, holders of Lifezone Ordinary Shares may have more difficulty in protecting their interests in the face of actions taken by Lifezone Metals’ management, members of the board of directors or major shareholders than they would as shareholders of a United States company.

The A&R Articles of Association of Lifezone Metals contain certain provisions, including anti-takeover provisions, which limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The A&R Articles of Association of Lifezone Metals contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for Lifezone Ordinary Shares, and therefore depress the trading price. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the incumbent members of the Lifezone Metals’ Board of Directors or taking other corporate actions, including effecting changes in Lifezone Metals’ management, and may inhibit the ability of an acquirer to effect an unsolicited takeover attempt. Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the jurisdictions in which Lifezone Metals is incorporated or in which Lifezone Metals operates based on United States or other foreign laws against Lifezone Metals, its management or the experts named in this Interim Report.

Lifezone Metals is an Isle of Man incorporated company and substantially all of its assets and operations are located outside of the United States. In addition, most of Lifezone Metals’ directors and officers reside outside the United States and the substantial majority of their assets are located outside of the United States. As a result, it may be difficult to effect service of process within the United States or elsewhere upon these persons. It may also be difficult to enforce judgments in the jurisdictions in which Lifezone Metals operates or Isle of Man courts against Lifezone Metals and its officers and directors. It may be difficult or impossible to bring an action against Lifezone Metals in the Isle of Man if you believe your rights under the United States securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Isle of Man or jurisdictions in which Lifezone Metals operates would recognize or enforce judgments of United States courts against Lifezone Metals or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Isle of Man courts or courts in jurisdictions in which Lifezone Metals operates would hear original actions brought in the Isle of Man or jurisdictions in which Lifezone Metals operates against Lifezone Metals or such persons predicated upon the securities laws of the United States or any state.

There is no statutory procedure in the Isle of Man for the recognition or enforcement of judgments of the courts of the United States. However, under Isle of Man common law, a foreign judgment in personam given by the court of a foreign country with jurisdiction to give that judgment may be recognized and enforced by an action for the amount due under it provided that the judgment: (i) is for a debt or definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty); (ii) is final and conclusive; (iii) was not obtained by fraud; (iv) is not one whose enforcement would be contrary to public policy in the Isle of Man; and (v) was not obtained in proceedings which were opposed to natural justice in the Isle of Man.

Risks Related to Sustainability

We are increasingly expected to operate in a responsible, transparent and sustainable manner and to provide benefits and mitigate adverse impacts to affected communities. Failure, or perceived failure, to do so may result in legal suits, additional costs to address social or environmental impacts of operations on the communities, investor divestment, adverse reputational impacts and loss of “social license to operate,” and could adversely impact our financial condition.

As a result of public concern about the perceived ill effects of economic globalization and resource extraction activities, businesses in general and metals extraction companies in particular face increasing public scrutiny of their activities. The cost of measures and other issues relating to the sustainable development of metals extraction operations could place significant demands on personnel resources, could increase capital and operating costs and could have an adverse impact on our reputation, results of operations and financial condition, where not considered appropriately.

Metals extraction companies are under increasing pressure to demonstrate that, while they seek a satisfactory return on investment for shareholders, other stakeholders, including employees, host communities and, more broadly, the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. Social media and other web-based tools share user-generated content further and increase the potential scope and force of public scrutiny. Adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal. In addition, there have been many instances in which local community groups have opposed metals extraction activities, which have resulted in disruption and delays to the relevant operation.

Metals extraction operations are often located at or near existing towns and villages, natural waterways and other infrastructure or natural resources. As the impacts of dust generation, waste storage, increase in vehicular activity, water pollution or water shortages may be directly adverse to those communities, poor environmental management practices, or, in particular, adverse changes in the supply or quality of water, can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for such operations.

If we are unsuccessful in securing community support for our projects, or groups opposed to mining successfully pursue similar or other legal mechanisms to attempt to block exploration or extraction activities, there could be an adverse impact on our reputation, our ability to develop our mining concessions, and our results of operations and financial condition. The RAP with respect to the Kabanga Nickel Project has been developed to national standards and is currently being uplifted to align with international standards. There is a risk that the RAP is delayed due to court cases or grievances of PAPs or other parties, which would delay the project construction and production timelines or require additional compensation. Further, there is also a risk that the PAPs, related parties, NGOs or governmental departments raise grievances or court cases related to the RAP, several years after the commencement of operations at Kabanga. In both scenarios, in addition to the risk of litigation and increase of costs and delays, our reputation and the reputation of the project may be adversely affected.

Disputes with surrounding communities may also affect our metals extraction operations, particularly where they result in restrictions of access to supplies and to metals extraction operations. Workers’ access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Access to land and land use is of critical importance to us for exploration and metals extraction, as well as for ancillary infrastructure.

Any such actions and the resulting media coverage could have an adverse effect on our reputation and financial condition or our relationships with the communities in which we operate, which could adversely impact our “social license to operate” and in turn have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

A failure to understand, manage and provide greater transparency of our exposure to Sustainability standards, frameworks and regulations as well as sustainability-related risks or an overstatement of the potential sustainability-related opportunities of our products or technology may have adverse implications for us and stakeholders.

Sustainability-related risks may directly or indirectly impact our business and the achievement of our strategy and consequently those of our key stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organizations and local communities. A failure to transparently and consistently implement our Sustainability strategy across the intellectual property licensing business and the metals extraction business may adversely impact our financial condition and reputation and may negatively impact our stakeholders, who all have expectations, concerns and aims related to Sustainability matters, which may differ, both within and across the markets in which we operate.

While we may create and publish voluntary disclosures regarding Sustainability matters from time to time, many of the statements in those voluntary disclosures will be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are in some cases necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved. Voluntary disclosures regarding Sustainability matters, as well as any Sustainability disclosures mandated by law, could result in private litigation or government investigation or enforcement action regarding the sufficiency, veracity, or validity of such disclosures. In addition, failure or a perception (whether or not valid) of failure to implement Sustainability strategies or achieve Sustainability goals or commitments, including any GHG reduction or decarbonization goals or commitments, could result in private litigation and damage our reputation, cause investors or consumers to lose confidence in us, and negatively impact our operations. For example, while a study by EY Cova for two (2) conceptual applications has indicated that the Kell Process Technology results in lower GHG emissions and lower consumption of electricity compared to smelting, no active refinery currently licenses our Hydromet Technology and we are currently in the process of developing the Kabanga Hydromet Technology and the autocatalyst recycling technology. Accordingly, our Hydromet Technology and the resultant metals may not achieve the expected ESG-related benefits or at all.

Further, governments and regulators globally are increasingly regulating the reporting of Sustainability metrics and their Sustainability standards, frameworks and regulations generally. The requirement to meet relevant national and international Sustainability standards has continued to emerge in general and as part of the battery metals supply chain. However, the countries in which we operate may not adhere to the international best practices or have as stringent rules as other jurisdictions. If we are unable to meet and transparently disclose the global Sustainability standards, frameworks or regulations satisfactorily, this could impact our reputation in the market, customer and stakeholder appetite and would in turn have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

GHGs are and will be emitted directly by our operations, by external utilities from which we may need to purchase electricity and by suppliers from which we may need to purchase consumables. Although refineries using our Hydromet Technology are expected to emit fewer GHGs than metals processing operations using traditional smelting and refining technologies, they will still emit substantial levels of GHGs. Certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (the “Paris Agreement”). The Paris Agreement, which came into force in November 2016, requires developed countries to set targets for GHG emissions reductions. In order to meet national reductions commitments, including a goal of “net zero” carbon or carbon neutrality by 2050 set by numerous jurisdictions, it is likely that additional measures addressing GHG emissions, including stricter GHG emissions limits and/or some form of carbon pricing, will be implemented in various countries in the future. Additionally, the UN Climate Change Conference of Parties, held in November 2021, concluded with the finalization of the Glasgow Climate Pact, which stated long-term global goals (including those in the Paris Agreement) to limit the increase in the global average temperature to 1.5°C and emphasized reduction in GHG emissions and a commitment that countries would phase out inefficient fossil fuel subsidies.

Carbon pricing refers to various initiatives that seek to internalize the social or environmental cost of carbon on industries by imposing carbon taxes, cap-and-trade schemes and/or the elimination of free credits for carbon emissions. As governments continue to set aggressive decarbonization targets to meet the commitments made as a result of the Paris Agreement, carbon pricing systems are likely to be implemented in a number of jurisdictions, including in Tanzania where we operate and other areas where we have or may in the future have licensees and operations. Such measures could require us to reduce our direct GHG emissions or energy use or to incur significant costs for GHG emissions allowances or taxes, including as a result of costs or taxes passed on by electricity utilities and consumable suppliers which supply our operations. We could also incur significant costs associated with capital equipment to reduce GHG emissions, as well as GHG monitoring and reporting and other obligations to comply with applicable requirements. Such measures could drive up the costs of capital goods, energy and other utility and consumable costs that are critical inputs to our metals extraction operations.

Certain countries, including Australia and Brazil, have passed or are considering GHG trading or tax schemes and/or other regulation of GHG emissions. In regions which rely more on fossil fuels for energy, such as Tanzania and South Africa, mandated GHG reductions and/or carbon pricing measures could have a material adverse effect on our production activities, business, financial condition, results of operations, prospects or liquidity.

There can be no assurance that we will be able to meet our voluntary targets relating to GHG emissions or comply with targets that may be imposed on the mining and refining industries by external regulators. Further, additional, new and/or different regulations in this area, such as the imposition of stricter limits than those currently contemplated, could be enacted, all of which could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Furthermore, the potential physical impacts of climate change on our operations are highly uncertain and may adversely impact the cost, production and financial performance of our operations. Finally, litigation risks are also increasing as a number of parties have sought to bring suit against various companies in court, alleging, among other things, that such companies created public nuisances by producing products or fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately or transparently disclose those impacts. Should we be targeted by any such litigation, we may incur liability, which, to the extent that societal pressures or political or other factors are involved, could be imposed without regard to causation or contribution to the asserted damage, or to other mitigating factors. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial position.
Risks Related to operating in foreign jurisdictions, including Tanzania

Investor perceptions of risks in developing countries or emerging markets, including in Tanzania, could reduce investor appetite for investments in these countries or for the securities of issuers operating in these countries, such as Lifezone Metals.

Emerging markets, including Tanzania, are generally subject to greater risks, including legal, regulatory, economic and political risks, than more developed markets. There may also be unpredictability with respect to court judgments, including in cases involving the local government. Accordingly, investors should exercise particular care in evaluating the risks involved and should consider whether, in light of these risks, investing in the shares of a company whose assets and operations are based in an emerging market is appropriate. Economic crises in one or more such countries may reduce overall investor appetite for securities of issuers operating in developing countries generally, even for such issuers that operate outside the regions directly affected by the crises. Past economic crises in developing countries have often resulted in significant outflows of international capital and caused issuers operating in developing countries to face higher costs for raising funds, and in some cases have effectively impeded access to international capital markets for extended periods.

Thus, even if the economies of the countries in which Lifezone Metals operates remain relatively stable, financial turmoil in any developing market country could have an adverse effect on Lifezone Metals’ business, financial condition, results of operations, prospects or liquidity.

Our operations are subject to water use regulations, which could impose significant costs and burdens.

Tanzania are water-scarce countries, where the demand for water exceeds natural water availability in river basins. As a result, our operations will be subject to regulatory controls on usage and disposal of water. Under Tanzanian law, metals extraction operations are subject to water use licenses and/or authorizations that govern each operation’s water usage and that require, among other things, metals extraction companies to achieve and maintain certain water quality limits regarding all water discharges. We may therefore face increasing competition for water uses both in respect of surface and groundwater, which will not only have implications from a water allocation and entitlement perspective but may result in higher operating costs from a tariff perspective, as water use charges may increase. If water scarcity becomes acute, this would raise risks in relation to the sustainability of supply, and there may be a need for us to implement new technology in order to use water more efficiently.

Any failure by us to secure access to suitable water supplies or achieve and maintain compliance with applicable requirements of the permits or licenses, could result in curtailment or halting of commencement or ongoing production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for our operations. A failure by us to comply with water contamination-related directives may result in further, more stringent, directives being issued against us, which may, in some cases, result in a temporary or partial shutdown of our operations.

Any failure by us to achieve or maintain compliance with the requirements of any of our water use licenses with respect to any of our operations, including poor water management and control of current operating mines and redundant operations, could result in our being subject to substantial claims, penalties, fees and expenses, significant delays in operations, or the suspension or withdrawal of our entitlement to use water and negatively impact operating licenses. This could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Our business and operations may be negatively impacted by laws and regulations applicable to foreign owned companies and barriers to foreign investment in Tanzania.

The political and business climate in Tanzania have often been marked by strong economic nationalism manifested by direct legal barriers or indirect business climate barriers. These barriers include but are not limited to unpredictable actions of nationalization, opaque regulatory approval processes which may favor local firms, delays in customs clearances or visa approvals for expatriate workers, and foreign ownership restrictions in respect of lands and infrastructure. We anticipate that any lack of predictability with respect to the treatment of foreign investment in Tanzania may negatively affect our ability to raise project financing. Additionally, any adverse legal or political shift targeted at foreign owned enterprise or investment may result in cost increases, business interruptions, asset seizures or other adverse consequences for our business. Although we intend to mitigate the risk of these possibilities by conducting our business through domestically incorporated subsidiaries and local agents, and although we cannot identify any particular policy, law, or condition that may negatively impact our business at this time, we will have little recourse should any negative conditions arise, and our business could suffer irrecoverable loss or fail as a result.

The potential impact of the control of currency conversion, restrictions on dividends or the ability to transfer funds out of Tanzania may negatively impact our business.
In Tanzania, transactions larger than $10,000 must be reported to the Bank of Tanzania. Therefore, we may potentially find our business operations delayed due to administrative burdens and business growth limited or slowed due to a lack of adequate infrastructure in place in Tanzania.

Any downgrading of Tanzania’s debt rating by an international rating agency, or an increase in interest rates in Tanzania, could adversely affect our ability to generate or use letters of credit.

    With our vendors we will attempt to establish a record of execution that can eventually lead to back-to-back letters of credit, which would greatly enhance our business and help us grow rapidly. Back-to-back letters of credit are used primarily in international transactions, with the first letter of credit serving as collateral for the second. Any adverse revisions to the credit ratings for Tanzania for domestic and international debt by international rating agencies as well as an increase in interest rates or a tightening of credit may adversely affect our ability to finance growth through back-to-back letters of credit, which could lead to a decrease in our growth rate, adversely affecting our share price.

Risks Related to Ownership of Securities in Lifezone Metals

There can be no assurance that Lifezone Metals will be able to comply with the continued listing standards of NYSE.
Our Lifezone Ordinary Shares are listed on the NYSE. If we violate the NYSE’s listing requirements or if we fail to meet any of the NYSE’s continued listing standards, our securities may be delisted. If the NYSE delists our securities from trading, then we and our shareholders could face significant material adverse consequences.

We may issue additional equity in the future, which could cause significant dilution to our shareholders.

Our A&R Articles of Association authorize the issuance of an unlimited number of Lifezone Ordinary Shares. We may issue additional Lifezone Ordinary Shares in the future in connection with a financing or an acquisition. For more information, see “Risk Factors - We will require significant additional capital to fund our business, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.” We may also grant options to purchase Lifezone Ordinary Shares, stock appreciation rights, restricted shares, restricted stock units or other equity or equity related awards, in each case, in respect of Lifezone Ordinary Shares as compensation to our directors, officers, employees and consultants, including under the 2023 Omnibus Incentive Compensation Plan. See “Item 6 B of the Annual Report – Compensation - 2023 Omnibus Incentive Compensation Plan.” Together with our brokers and financial advisors, we continuously monitor capital market conditions, and our board of directors recurrently considers various forms of financing available to Lifezone.

Such issuances may not require the approval of our shareholders. Any issuance of Lifezone Ordinary Shares, or equity securities convertible into Lifezone Ordinary Shares, including but not limited to, preferred stock, warrants and options, will dilute the percentage ownership interest of all shareholders, may dilute the book value per share of our Lifezone Ordinary Shares and may negatively impact the market price of our Lifezone Ordinary Shares.

The Committee on Foreign Investment in the United States (“CFIUS”) may impose conditions on the Business Combination.

CFIUS has authority to review certain direct or indirect foreign investments in United States businesses for national security considerations. Among other things, CFIUS is authorized to require mandatory filings for certain foreign investments in the United States and to self-initiate national security reviews of certain foreign direct and indirect investments in United States businesses if the parties to such investments choose not to file voluntarily. With respect to transactions that CFIUS determines present unresolved national security concerns, CFIUS has the power to suspend transactions, impose mitigation measures or recommend that the president of the United States block pending transactions or order divestitures of completed transactions when national security concerns cannot be mitigated. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, whether the target company is a United States business, the level of beneficial ownership and voting interests acquired by foreign persons, and the nature of any information, control, access or governance rights that the transaction affords foreign persons. For example, any transaction that could result in foreign “control” (as such term is defined in the CFIUS regulations) of a United States business is within CFIUS’s jurisdiction. In addition, CFIUS has jurisdiction over certain investments that do not result in control of a United States business by a foreign person but that afford a foreign person certain access, involvement or governance rights in a “TID United States business”, that is, a United States business that: (1) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (2) owns, operates, manufactures, supplies or services certain “critical infrastructure”; or (3) maintains or collects, directly or indirectly, “sensitive personal data” of United States citizens.

Certain of the Key Lifezone Holdings Shareholders are non-United States persons, including without limitation: (1) Keith Liddell (UK national); (2) Keith and Shelagh Jane Liddell jointly (both UK nationals); (3) Varna Holdings Limited (an entity organized under the laws of the British Virgin Islands); (4) BHP (an entity organized under the laws of England and Wales); (5) Peter Smedvig (a UK national); (6) Kamberg Investments Limited (an entity organized under the laws of the British Virgin Islands); (7) Duncan Bullivant (a UK national); and (8) Hermetica Limited (an entity organized under the laws of England and Wales). Each of Lifezone Metals and Lifezone Holdings and LZL is a foreign person. Each of them is organized under the laws of the Isle of Man and has its principal place of business in the Isle of Man. Neither Lifezone Metals nor Lifezone Holdings nor LZL is an operating company. Lifezone Holdings conducts operations through its subsidiaries, and these operations are focused in Europe, Australia and Africa.

CFIUS has broad discretion to interpret its regulations, and we cannot predict whether CFIUS may seek to review the Business Combination. If CFIUS were to determine that the Business Combination or any portion thereof are within its jurisdiction, it might request that the parties submit a filing with respect to the Business Combination. If CFIUS reviews the Business Combination and identifies an unresolved national security concern as part of such review, CFIUS could recommend that the president of the United States order one or more foreign persons to divest all or a portion of the Lifezone Ordinary Shares that they acquired without first obtaining CFIUS approval. Moreover, should CFIUS determine that any parties to the Business Combination were required to make a filing with CFIUS but failed to do so, CFIUS could impose a civil penalty not to exceed $250,000 or the value of the relevant transaction, whichever is greater, on the parties it determines were subject to a mandatory filing requirement.

Our ability successfully to operate our business is largely dependent upon the efforts of key personnel. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

The ability to successfully operate the business of Lifezone Metals and achieve its objectives is dependent upon the expertise, leadership and efforts of key personnel, including directors, officers, and other critical employees with specialized knowledge or experience. A lack of familiarity with SEC and other regulatory requirements could require Lifezone Metals to expend time and resources to ensure compliance and effective operations.

Key personnel departures, whether due to resignations, competitive pressures, or retirement, could disrupt the operations, delay strategic initiatives, or negatively affect profitability of Lifezone Metals. The loss of such individuals could also erode stakeholder confidence, harm company culture and employee morale, and create challenges in managing day-to-day operations.

Further, the competitive landscape for skilled and experienced personnel heightens the risk that key employees may be attracted to opportunities with competitors. A lack of robust succession planning or ineffective knowledge transfer processes could exacerbate the negative impacts of personnel departures, increasing operational risks.

Risks Related to Taxation

Lifezone Metals believes it was likely a passive foreign investment company (“PFIC”) for its taxable year ending December 31, 2024 and may be a PFIC for future taxable years, in which case United States investors will generally be subject to adverse United States federal income tax consequences.

A United States Holder (as defined below in the section of the Annual Report entitled “Taxation”) that holds Lifezone Ordinary Shares during any year in which Lifezone Metals is a PFIC, will generally be subject to adverse United States federal income tax consequences and additional reporting requirements. United States Holders are strongly encouraged to consult with their own tax advisors to determine the application of the PFIC rules to them in their particular circumstances and any resulting tax consequences, including regarding any elections which may mitigate certain adverse United States federal income tax consequences. Please see Item 10 E of the Annual Report entitled “Taxation” for a more detailed discussion with respect to the PFIC status of Lifezone Metals and the resulting tax consequences to United States Holders.

If a United States person is treated as owning at least 10% of Lifezone Ordinary Shares for United States federal income tax purposes, such holder may be subject to adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Lifezone Ordinary Shares, such person may be treated as a “United States shareholder” with respect to Lifezone Metals or certain non United States subsidiaries that constitute a “controlled foreign corporation” as a result of certain attribution rules (in each case, as such terms are defined under the United States Internal Revenue Code of 1986, as amended). United States shareholders of a controlled foreign corporation may be required to annually report and include in their United States taxable income, as ordinary income, their pro rata share of “Subpart F income,” “global intangible low-taxed income” and certain investments in United States property by controlled foreign corporations, whether or not Lifezone Metals makes any distributions to such United States shareholders. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences, and may extend the statute of limitations with respect to the United States shareholder’s United States federal income tax return for the year for which such reporting was due. Lifezone Metals’ management cannot provide any assurances that Lifezone Metals will assist investors in determining whether any of its non-United States subsidiaries are controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. Lifezone Metals’ management also cannot guarantee that it will furnish to United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in

Lifezone Metals. The risk of being subject to increased taxation may deter Lifezone Metals’ current shareholders from increasing their investment in Lifezone Metals and others from investing in Lifezone Metals, which could impact the demand for, and value of, the Lifezone Ordinary Shares.